Form 10-K, Exhibit 13
period 1996-12-31
SECURITY DYNAMICS TECHNOLOGIES INC /DE/
filed 1997-03-31
CIK 932064

                                                                      EXHIBIT 13

SELECTED CONSOLIDATED FINANCIAL DATA


                                                                                   YEARS ENDED DECEMBER 31,
                                                              -----------------------------------------------------------------
                                                               1996           1995           1994          1993          1992
-------------------------------------------------------------------------------------------------------------------------------
                                                                               (In thousands, except share data)
          STATEMENT OF OPERATIONS DATA (1):
          Revenue                                             $76,148       $ 45,404        $20,649       $15,112       $10,979
          Cost of revenue                                      17,568          8,507          4,606         3,582         2,847
                                                              -------       --------        -------       -------       -------
          Gross profit                                         58,580         36,897         16,043        11,530         8,132
                                                              -------       --------        -------       -------       -------
          Costs and expenses:
            Research and development                           11,216          5,727          3,261         2,206         1,845
            Marketing and selling                              21,725         13,171          8,134         5,023         3,738
            General and administrative                         11,674          9,870          3,067         1,975         1,398
            Merger expenses                                     6,100             --             --            --            --
                                                              -------       --------        -------       -------       -------
                Total                                          50,715         28,768         14,462         9,204         6,981
                                                              -------       --------        -------       -------       -------
          Income from operations                                7,865          8,129          1,581         2,326         1,151
          Interest income                                       4,932          1,755            115            54           100
          Gain on sale of marketable securities
            and other income (expense)                         11,046            (20)            97            67           265
                                                              -------       --------        -------       -------       -------
          Income before provision for income taxes,
            extraordinary item and cumulative effect
            of change in accounting                            23,843          9,864          1,793         2,447         1,516
          Provision for income taxes (2)                       10,798          3,102          1,205           889           577
                                                              -------       --------        -------       -------       -------
          Income before extraordinary item and
            cumulative effect of change in accounting          13,045          6,762            588         1,558           939
          Extraordinary item                                       --             --             --            --           407
          Cumulative effect of change in accounting (2)            --             --             --           564            --
                                                              -------       --------        -------       -------       -------
          Net income                                          $13,045       $  6,762        $   588       $ 2,122       $ 1,346
                                                              =======       ========        =======       =======       =======

          Per share data (3):
            Income before cumulative effect
              of change in accounting                             .36        $   .21       $   .02        $   .07
            Cumulative effect of change in accounting             --             --             --            .02
                                                              -------       --------        -------       -------
            Net income                                        $   .36       $    .21        $   .02       $   .09
                                                              =======       ========        =======       =======
          Weighted average number of common and
            common equivalent shares outstanding (3)           36,515         32,550         23,666        23,450
                                                              =======       ========        =======       =======

                                                                                  DECEMBER 31,
                                                       -------------------------------------------------------------------
                                                          1996           1995          1994           1993           1992
--------------------------------------------------------------------------------------------------------------------------
                                                                                 (In thousands)
          BALANCE SHEET DATA (1):
          Cash and equivalents                         $  9,512       $ 49,285       $18,340       $  3,545        $ 2,858
          Marketable securities                          95,320         61,637         7,966             --            496
          Working capital                               107,633        103,407        27,884          5,609          4,528
          Total assets                                  139,942        125,874        35,679         10,527          8,229
          Redeemable convertible preferred stock             --             --            --          8,527          9,016
          Stockholders' equity (deficiency)             121,446        107,827        29,696         (1,672)        (3,335)


(1) Results for all periods prior to July 26, 1996 have been restated for the merger with RSA Data Security, Inc., which has been accounted for as a pooling of interests. See Note 2 of Notes to Consolidated Financial Statements.

(2) Effective January 1, 1993, the Company adopted, prospectively, the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." See Note 6 of Notes to Consolidated Financial Statements.

(3) Per share and share data for years prior to 1995 are presented on a pro forma basis. See Note 1 of Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Security Dynamics Technologies, Inc. and Subsidiaries


OVERVIEW

Security Dynamics Technologies, Inc. ("SDI") designs, develops, markets and supports a family of hardware and software security products used to protect and manage access to computer-based information resources. SDI was founded in 1984, began shipping its SecurID tokens and ACM hardware products in 1986, and introduced its first ACM software products for minicomputers and mainframe computers in 1988. Prior to 1986, SDI was primarily engaged in research and development activities. In December 1991, SDI introduced its ACE/Server software products for enterprise-wide information protection using client/server architecture. SDI believes that its growth has historically been driven by the emergence of local area networks and wide area networks and the concurrent increase in the number of users having direct access to core enterprise networks and confidential corporate data.

In July 1996, SDI completed a merger (the "Merger") with RSA Data Security, Inc. ("RSA"), a recognized world leader in cryptography located in Redwood City, California. The Merger has been accounted for as a pooling of interests and, therefore, the consolidated financial statements for all periods prior to the Merger have been restated to include the accounts and operations of RSA with those of SDI. RSA develops, markets and supports cryptographic and electronic data security products and provides cryptographic consulting services. RSA was incorporated in Delaware in 1982 and primarily licenses its products to original equipment manufacturers which incorporate RSA's encryption technology into their products. RSA's developer toolkits and other products are used to implement cryptographic electronic data security applications such as electronic mail, communications privacy, client/server data security, smart cards and other key information technologies. SDI, together with RSA and its other subsidiaries, is referred to herein as the "Company." The Company has been profitable for each of the years in the seven-year period ended December 31, 1996.

The Company's revenue is derived principally from sales of SecurID tokens, software license fees from developer toolkit products and ACE/Server and ACM software products, patent licenses fees, sales of ACM hardware products, sales of maintenance services and royalty income. Historically, the Company's growth has been augmented by sales to new customers as well as additional sales to existing customers. Sales to new and existing customers include sales of SecurID tokens and access control products for use by different branches or divisions of the Company's customers, sales of replacement tokens (which are programmed at the request of the customer to operate for a fixed period of up to four years) and sales of additional tokens for use by vendors, suppliers, customers and clients of the Company's customers. Sales to existing customers also include revised developer toolkit and patent licensing agreements, usually in order to accommodate an increase in the number of licensed users of the toolkit technology.

This Annual Report contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. There are a number of factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth below under the caption "Certain Factors that May Affect Future Results."

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain consolidated financial data as a percentage of revenue for the years ended December 31, 1996, 1995 and 1994:

PERCENTAGE OF REVENUE                                                   1996          1995          1994
---------------------------------------------------------------------------------------------------------
Revenue                                                                 100.0%        100.0%        100.0%
Cost of revenue                                                          23.1          18.7          22.3
                                                                        -----         -----         -----
  Gross profit                                                           76.9          81.3          77.7
                                                                        -----         -----         -----
Costs and expenses:
  Research and development                                               14.7          12.6          15.8
  Marketing and selling                                                  28.5          29.1          39.4
  General and administrative                                             15.4          21.7          14.8
  Merger expenses                                                         8.0            --            --
                                                                        -----         -----         -----
    Total                                                                66.6          63.4          70.0
                                                                        -----         -----         -----
Income from operations                                                   10.3          17.9           7.7
Interest income                                                           6.5           3.8           0.6
Gain on sale of marketable securities and other income (expense)         14.5            --           0.4
                                                                        -----         -----         -----
Income before provision for income taxes                                 31.3          21.7           8.7
Provision for income taxes                                               14.2           6.8           5.8
                                                                        -----         -----         -----
Net income                                                               17.1%         14.9%          2.9%
                                                                        =====         =====          ====

1996 COMPARED WITH 1995

REVENUE

The Company's revenue is derived principally from sales of SecurID tokens, software license fees from developer toolkit products and ACE/Server and ACM software products, patent license fees, sales of ACM hardware products, sales of maintenance services and royalty income. Total revenue increased 67.7% in 1996 to $76.1 million from $45.4 million in 1995. This increase in revenue reflected increases in unit sales and licensed use of substantially all of the Company's products. Approximately 47%, 18% and 13% of the increase in revenue was attributable to the increases in unit sales of SecurID tokens, the increase in unit sales of ACE/Server software products and the issuance of additional developer toolkit and patent licenses, respectively. Approximately 7% of the increase in revenue was attributable to an increase in the average price of ACE/Server licenses issued. The ACE/Server license price is based on the number of authorized users under the license. The Company believes that the continuing increase in unit sales of tokens and the number of ACE/Server software and developer toolkit licenses issued was attributable in part to continued levels of growth and refinement in the information security market, with the Internet and corporate intranets continuing to play crucial roles in developing new opportunities for the Company.

International revenue (excluding Canada) increased 146% in 1996 to $14.0 million from $5.7 million in 1995 and accounted for 18% and 13% of total revenue in 1996 and 1995, respectively. This increase in international revenue was primarily attributable to the continuing expansion of the Company's international direct sales force and increased market penetration of the Company's products in foreign markets.

The Company's direct sales in Canada, the United Kingdom, France, Germany, Norway and Japan are denominated in the local currency. As a result, fluctuations in currency exchange rates could affect the profitability in U.S. dollars of the Company's products sold in these markets. See Note 9 of Notes to Consolidated Financial Statements.

COST OF REVENUE AND GROSS PROFIT

The Company's cost of revenue consists of costs associated with the manufacture and delivery of the Company's SecurID tokens and hardware products from the Company's assembly contractors. Royalty costs, comprising royalty fees incurred on the sale of ACE/Server software and royalty fees payable on the licensing of patent technology; customer installation, support and production costs, which include labor costs associated with the programming of SecurID tokens, inspection and quality control functions; and shipping costs are also included in cost of revenue. The Company's gross profit increased in 1996 to $58.6 million, or 76.9% of revenue, from $36.9 million, or 81.3% of revenue, in 1995. Approximately 53% of the increase in gross profit was attributable to an increase in the unit sales and gross margin from the sale of SecurID tokens. Approximately 30% of the increase in gross profit was attributable to an increase in the number of licenses issued for the Company's ACE/Server software products. Approximately 11% of the increase in gross profit was attributable to an increase in the number of patent and developer toolkit licenses issued by RSA. Overall, gross margins were lower due primarily to the higher royalty costs associated with the ACE/Server software and patent license products and additional investment in the Company's customer support infrastructure.

In the future, gross profit may be affected by several factors, including changes in product mix and distribution channels (for example, the Company's SecurVAR program), price reductions (resulting from volume discounts or otherwise), competition, increases in the cost of revenue (including any software license fees or royalties payable by the Company such as those described below) and other factors.

In December 1994, the Company entered into an agreement with Progress Software, a vendor of commercial database software, for the right to use certain of Progress Software's software to enhance the functionality of the Company's ACE/Server software. The Company began incurring royalties under the Progress Software agreement in the fourth quarter of 1995 as a result of the commercial introduction of ACE/Server v2.0 in October 1995. Although the Company raised the prices of its ACE/Server software in June 1995 to help offset the expected cost of these royalties, amounts payable by the Company under this agreement, which constitute part of cost of revenue, lowers gross margins on its ACE/Server software.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

continued


RESEARCH AND DEVELOPMENT

Research and development expenses consist primarily of personnel costs as well as fees for development services provided by consultants. In 1996 and 1995 such expenses also included costs associated with purchased research and development. Research and development expenses increased 95.9% in 1996 to $11.2 million from $5.7 million in 1995, and increased as a percentage of revenue to 14.7% in 1996 from 12.6% in 1995. Approximately 53% of the increase in research and development expenses resulted from an increase in compensation costs associated primarily with the employment of additional staff. Approximately 17% of the increase was attributable to increases in consulting expenses to develop enhancements to the Company's product lines, primarily the Company's ACE/Server software line. Approximately 15% of the increase in research and development expenses in 1996 was related to general overhead costs. Approximately 6% of the increase in research and development expenses in 1996 was related to the increase in purchased technology costs described below.

During the fourth quarter of 1996, the Company recorded a non-recurring expense of $1.0 million for purchased research and development associated with the acquisition of technology from Worldtalk Corporation. The technology acquired is intended to be used in RSA's S/MAIL developer kit, a standards-based secure messaging solution for third-party software developers. The S/MAIL developer kit is designed to provide a secure messaging infrastructure based on the S/MIME standard.

During 1995, the Company recorded a non-recurring expense of $0.6 million for purchased research and development associated with the acquisition of SecurADM technology designed to provide secure single sign-on capability in heterogeneous networked data processing environments. In connection with the acquisition, the Company also capitalized $0.3 million for purchased technology, which was amortized in the amounts of $0.2 million and $0.1 million during 1996 and 1995, respectively.

MARKETING AND SELLING

Marketing and selling expenses consist principally of salaries, commissions and travel expenses of direct sales and marketing personnel, and costs associated with marketing programs. Marketing and selling expenses increased 64.9% in 1996 to $21.7 million from $13.2 million in 1995, but decreased as a percentage of revenue to 28.5% in 1996 from 29.1% in 1995. Approximately 42% of the increase in marketing and selling expenses was due to an increase in payroll costs associated primarily with the employment of additional direct sales and marketing personnel. Approximately 19% of the increase in marketing and selling expenses was attributable to the increase in commissions on products sold by the Company's direct sales force. The Company's commissions on sales to new customers are higher than its commissions on sales to existing customers. Approximately 16% of the increase in marketing and selling expenses was due to an increase in travel-related costs and marketing programs, such as direct mail and seminar activities, trade shows and public relations campaigns. Approximately 14% of the increase in marketing and selling expenses in 1996 was related to general overhead costs.

During 1996, international sales expenses increased due to the continued development of the Company's United Kingdom, German, French and Singaporean sales offices and the opening of offices in Norway and Japan.

GENERAL AND ADMINISTRATIVE

General and administrative expenses consist primarily of personnel costs for administration, finance, human resources and general management as well as legal and accounting expenses. General and administrative expenses increased 18.3% in 1996 to $11.7 million, or 15.4% of revenue, from $9.9 million, or 21.7% of revenue, in 1995. Approximately 50% of the increase was due to an increase in payroll and recruitment costs associated primarily with the growth in the Company's staff needed to support the continuing expansion of operations. Approximately 29% of the increase in general and administrative expense was from an increase in consulting and temporary administrative services. In addition, approximately 17% of the increase in general and administrative expenses consisted of moving costs incurred in relocating to the Company's new corporate offices.

MERGER EXPENSES

During the third quarter of 1996, the Company recorded a charge of $6.1 million for expenses in connection with the Merger with RSA, which was completed during the quarter. See Note 2 of Notes to Consolidated Financial Statements.

INTEREST INCOME

Interest income consists of interest earned on the Company's cash and investment balances. Interest income increased to $4.9 million in 1996 from $1.8 million in 1995. This increase was due primarily to higher average daily balances in invested cash resulting from the Company's follow-on public offering in November 1995.

GAIN ON SALE OF MARKETABLE SECURITIES

The Company realized a gain of approximately $11.0 million in 1996 on the sale of marketable securities.

PROVISION FOR INCOME TAXES

The provision for income taxes increased to $10.8 million in 1996 from $3.1 million in 1995. This increase was primarily the result of higher income during 1996. The Company's effective tax rate increased to 45.3% in 1996 from 31.4% in 1995. The increase in the effective tax rate was caused principally by the non-deductibility of certain Merger expenses in the third quarter of 1996. For the year ended December 31, 1995, the valuation allowance was reduced by approximately $0.9 million, which resulted in a decrease in the provision for income taxes for 1995. See Notes 1 and 6 of Notes to Consolidated Financial Statements.

NET INCOME

As a result of the above factors, net income in 1996 increased to $13.0 million, or 17.1% of revenue, from $6.8 million, or 14.9% of revenue, in 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

continued


1995 COMPARED WITH 1994

REVENUE

Total revenue increased 119.9% in 1995 to $45.4 million from $20.7 million in 1994. This increase in revenue reflected increases in unit sales and licensed use of all of the Company's products (other than the Company's ACM/1600 hardware product). Approximately 44%, 33% and 16% of the increase in revenue was attributable to the increases in unit sales of SecurID tokens, developer toolkit and patent licenses and licensed use of the Company's ACE/Server software products, respectively, offset by a decrease in unit sales of the Company's ACM/1600 hardware products. The Company believes that the continuing increase in unit sales and licenses issued was attributable in part to heightened security concerns surrounding corporate use of the Internet and network security concerns in general.

International revenue (excluding Canada) increased 159% in 1995 to $5.7 million from $2.2 million in 1994 and accounted for 13% and 11% of total revenue in 1995 and 1994, respectively. This increase in international revenue was primarily attributable to an expansion of the Company's direct sales force and increased market acceptance of the Company's products.

COST OF REVENUE AND GROSS PROFIT

The Company's gross profit increased 130.0% in 1995 to $36.9 million, or 81.3% of revenue, from $16.0 million, or 77.7% of revenue, in 1994. Approximately 37% of the increase in gross profit was attributable to an increase in the unit sales of SecurID tokens. Approximately 38% of the increase in gross profit was attributable to an increase in the number of patent and developer toolkit licenses issued by RSA. Approximately 25% of the increase in gross profit was attributable to an increase in the number of the Company's ACE/Server software product licenses issued. Developer toolkit and patent license revenue as a percentage of total revenue in 1995 increased to 23.7% of revenue from 12.2% of revenue in 1994. These factors, which contributed to an improvement in the gross margin in 1995, were partially offset by ongoing increases in production costs associated with quality management programs and continued increases in customer support costs in Europe.

RESEARCH AND DEVELOPMENT

Research and development expenses increased 75.6% in 1995 to $5.7 million from $3.3 million in 1994, but decreased as a percentage of revenue to 12.6% in 1995 from 15.8% in 1994. Approximately 44% of the increase in research and development expenses resulted from an increase in payroll costs associated primarily with the employment of additional staff. Approximately 26% of the increase in research and development expenses in 1995 was related to the technology purchase described below. Approximately 16% of the increase was attributable to increases in consulting expenses to develop enhancements to the Company's product lines, primarily the Company's ACE/Server software and developer toolkit product lines.

During 1995, the Company recorded a non-recurring expense of $0.6 million for purchased research and development associated with the acquisition of SecurADM technology from Infratel S.A.R.L.

MARKETING AND SELLING

Marketing and selling expenses increased 61.9% in 1995 to $13.2 million from $8.1 million in 1994, but decreased as a percentage of revenue to 29.1% in 1995 from 39.4% in 1994. Approximately 35% of the increase in marketing and selling expenses was due to an increase in payroll costs associated primarily with the employment of additional direct sales and marketing personnel. Approximately 29% of the increase in marketing and selling expenses was attributable to the increase in commissions on products sold by the Company's direct sales force. The Company's commissions on sales to new customers are higher than its commissions on sales to existing customers. Approximately 12% of the increase in marketing and selling expenses was due to an increase in marketing programs, such as direct mail and seminar activities, trade shows and public relations campaigns.

During 1995, international sales expenses increased due to the continued development of the Company's United Kingdom, German and French sales offices and the opening of the Company's office in Singapore.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased 221.8% in 1995 to $9.9 million, or 21.7% of revenue, from $3.1 million, or 14.8% of revenue, in 1994. Approximately 54% of the increase in general and administrative expenses was attributable to increases in legal costs and also accounting and investor relation expenses resulting from the additional costs incurred in connection with being a public company. Approximately 28% of the increase was due to an increase in executive compensation costs and to an increase in payroll costs associated primarily with the growth in the Company's staff needed to support increased levels of operation.

INTEREST INCOME

Interest income increased to $1.8 million in 1995 from $0.1 million in 1994. This increase was due primarily to higher average daily balances in invested cash resulting from the Company's initial public offering in December 1994 and its follow-on public offering in November 1995.

PROVISION FOR INCOME TAXES

The provision for income taxes increased to $3.1 million in 1995 from $1.2 million in 1994. This increase was primarily the result of higher income during 1995. The Company's effective tax rate decreased to 31.4% in 1995 from 67.2% in 1994. The decrease in the effective tax rate resulted primarily from the change in the recorded valuation allowance and a decrease in state taxes. For the year ended December 31, 1995, the valuation allowance was reduced by approximately $0.9 million and for the year ended December 31, 1994 the valuation allowance was increased by approximately $0.3 million. See Notes 1 and 6 of Notes to Consolidated Financial Statements.

NET INCOME

As a result of the above factors, net income in 1995 increased to $6.8 million, or 14.9% of revenue, from $0.6 million, or 2.9% of revenue, in 1994.

LIQUIDITY AND CAPITAL RESOURCES

In December 1994, the Company sold 6,000,000 shares of Common Stock in its initial public offering, which generated $21.6 million of net cash proceeds to the Company. In January 1995, the Company sold 1,020,000 shares of Common Stock under the terms of an over-allotment option granted to the underwriters as part of the initial public offering, generating an additional $3.8 million in net cash proceeds. In November 1995, the Company sold an additional 3,120,000 shares of Common Stock in a follow-on offering, which generated $55.9 million of net cash proceeds to the Company.

At December 31, 1996, the Company had cash and marketable securities of $104.8 million and working capital of $107.6 million. The Company has generally funded its operations primarily with cash generated from its operating activities. The Company generated $10.1 million of cash from its operating activities in the year ended December 31, 1995. During 1996, the Company used cash generated by operations principally to finance the merger expenses incurred to complete the Merger with RSA and to pay taxes on the $11.0 million gain on sale of marketable securities. The Company also used cash generated by operations to finance the relocation of its corporate offices. As a result of the foregoing, the Company's net cash used for operating activities in 1996 was $0.8 million.

The Company's capital expenditures for 1996 approximated $9.2 million, including additional computer equipment for product development and testing and support, leasehold improvements and additional office furniture and equipment to accommodate the Company's continued growth.

On July 26, 1996, a wholly-owned subsidiary of the Company merged with RSA. Merger costs were approximately $6.1 million. See Note 2 of Notes to Consolidated Financial Statements.

In December 1996, the Company purchased 250,000 shares of Series B Preferred Stock of VPNet Technologies, Inc. ("VPNet") of San Jose, California, for an aggregate purchase price of $1.5 million. VPNet was organized to develop and market products and technologies for implementing high-performance virtual private networks. The Company's investment in VPNet represents a minority interest of less than 10% of VPNet's capitalization. The Company is accounting for its investment at cost. See Note 3 of Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

continued


In March 1996, the Company entered into a non-cancelable operating lease expiring in 2006 for new corporate executive offices in Bedford, Massachusetts. The Company commenced its tenancy in August 1996. The new facility consists of approximately 75,000 square feet of office space, and the annual base rent for the first year is $1.0 million, increasing annually up to $1.2 million for years five through ten.

In November 1996, the Company amended its agreement with Progress Software for the right to use certain of its software to enhance the functionality of the Company's ACE/Server software. The Company began incurring royalties under the Progress Software agreement in the fourth quarter of 1995 and, in order to obtain favorable pricing, prepaid $1.5 million and $1.25 million in March 1996 and December 1996, respectively. In addition, the Company also prepaid a further $2.5 million during the first quarter of 1997. See Note 8 of Notes to Consolidated Financial Statements.

The Company intends to seek acquisitions of businesses, products and technologies that are complementary to those of the Company. The Company is continuing to identify and prioritize additional security technologies which it may wish to develop, either internally or through the licensing or acquisition of products from third parties. While the Company engages from time to time in discussions with respect to potential acquisitions, the Company currently has no plans, commitments or agreements with respect to any such acquisitions, and there can be no assurances that any such acquisitions will be made or that the Company will be able to successfully integrate any acquired business. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financings, if available at all, may be on terms which are not favorable to the Company and, in the case of equity financings, may result in dilution to the Company's stockholders.

The Company believes that working capital will be sufficient to meet its anticipated cash requirements through at least 1998.

ACCOUNTING FOR CERTAIN STOCK OPTIONS

On October 18, 1995, January 24, 1996, April 1, 1996 and April 24, 1996, the Company's Board of Directors or the Compensation Committee of the the Company's Board of Directors granted stock options to employees to purchase 32,000, 605,600, 200,000 and 38,900 shares of the Company's Common Stock at exercise prices of $14.25, $24.76, $24.30 and $38.20, respectively, subject to stockholder approval (obtained on May 22, 1996) of an increase in the number of shares available for grant. The exercise prices represented the fair market value on the dates of grant. As permitted by SFAS No. 123, which became effective on January 1, 1996, the Company has elected to continue to apply the intrinsic value method of APB Opinion No. 25 for stock-based compensation to employees.

For options granted prior to April 1, 1996, because approval of the stockholders was required and considered perfunctory, the Company measured compensation expense on the date of grant by the Board of Directors or the Compensation Committee of the Board of Directors. As a result of discussions with the staff of the Securities and Exchange Commission, the Company changed its accounting policy on options requiring stockholder approval to measure compensation expense on the approval date. This change is effective for options granted on or after April 1, 1996. This change resulted in an aggregate compensation expense of approximately $4.5 million relating to the April 1, 1996 and April 24, 1996 option grants, which the Company will recognize over the remainder of the four-year vesting period of the options from May 22, 1996. The effect of this change was to reduce income from operations by approximately $0.7 million in 1996.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

The following important factors, among others, could cause actual results to differ materially from those indicated by forward-looking statements made in this Annual Report and presented elsewhere by management from time to time.

A number of uncertainties exist that could affect the Company's future operating results, including, without limitation, general economic conditions, the Company's continued ability to develop and introduce products, the introduction of new products by competitors, pricing practices of competitors, expansion of its sales distribution capability, the cost and availability of components and the Company's ability to control costs.

The Company's success is dependent in part on its ability to complete its integration of the operations of RSA in an efficient and effective manner. The successful combination of the Company and RSA in a rapidly changing high technology industry may be more difficult to accomplish than in other industries. The combination of the two companies will require, among other things, integration of the companies' respective product offerings and coordination of their sales and marketing and research and development efforts. There can be no assurance that such integration will be accomplished smoothly or successfully. The difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations. The integration of certain operations will require the dedication of management resources which may temporarily distract attention from the day-to-day business of the combined company. The inability of management to successfully integrate the operations of the two companies could have a material adverse effect on the business and results of operations of the Company.

The Company's success is also dependent on the success of its Enterprise Security Services, which is a security solution being developed by the Company that would enable organizations to support and manage the growing use of public and private keys, digital signatures and digital certificates for assuring confidentiality and privacy on an enterprise-wide scale. The success of Enterprise Security Services is dependent on a number of factors, including without limitation delays in product development, undetected software errors or bugs, competitive pressures, technical difficulties, market acceptance of new technologies, including without limitation the use and implementation of various certificate management and key management technologies, changes in customer requirements and government regulations, delays in developing strategic partnerships and general economic conditions.

The Company's success is highly dependent on its ability to enhance its existing products and to develop and introduce new products in a timely manner. If the Company were to fail to introduce new products on a timely basis, the Company's operating results could be adversely affected. To date, substantially all of the Company's revenues have been attributable to sales of its computer and network security products and related services, all of which are currently used with the Company's SecurID token technology and the licensing of toolkits and patent technology. As a result, any factor adversely affecting sales of these products and services could have a material adverse effect on the Company's financial condition and results of operations.

Certain components of the Company's products are currently purchased from sole or limited sources and any interruption in the supply of such components could adversely affect the Company's operating results.

The Company's quarterly operating results may vary significantly depending on a number of factors, including the timing of the introduction or enhancement of products by the Company or its competitors, the sizes, timing and shipment of individual orders and signing of licensing agreements, market acceptance of new products, changes in the Company's operating expenses, personnel changes, mix of products sold, changes in product pricing, development of the Company's direct and indirect distribution channels and general economic conditions.

International sales have represented a significant portion of the Company's sales. The international business and financial performance of the Company may be affected by fluctuations in foreign exchange rates, difficulties in managing foreign accounts receivable, tariff regulations and difficulties in obtaining export licenses.

CONSOLIDATED BALANCE SHEETS

Security Dynamics Technologies, Inc. and Subsidiaries
December 31, 1996 and 1995

(In thousands, except share data)

ASSETS                                                                         1996             1995
------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and equivalents (Note 1)                                             $  9,512        $ 49,285
  Marketable securities (Note 1)                                              95,320          61,637
  Accounts receivable (less allowance for doubtful accounts of $527
   in 1996 and $724 in 1995)                                                  13,293           7,425
  Inventory (Note 1)                                                           2,606           1,445
  Prepaid expenses and other                                                   4,204           1,662
                                                                            --------        --------
       TOTAL CURRENT ASSETS                                                  124,935         121,454
                                                                            --------        --------
Property and Equipment (Note 1):
  Customer support equipment                                                     294             187
  Office furniture and equipment                                              10,197           3,675
  Leasehold improvements                                                       2,863             309
                                                                            --------        --------
       Total property and equipment                                           13,354           4,171

Less accumulated depreciation and amortization                                (3,246)         (1,763)
                                                                            --------        --------
       PROPERTY AND EQUIPMENT -- NET                                          10,108           2,408
                                                                            --------        --------
OTHER ASSETS:
  Investments (Notes 1 and 3)                                                  2,924             872
  Purchased technology and capitalized software costs -- net (Note 1)            197             426
  Deferred taxes (Notes 1 and 6)                                               1,026             414
  Other                                                                          752             300
                                                                            --------        --------
       TOTAL OTHER ASSETS                                                      4,899           2,012
                                                                            --------        --------
TOTAL                                                                       $139,942        $125,874
                                                                            ========        ========


See notes to consolidated financial statements

LIABILITIES AND STOCKHOLDERS' EQUITY                                            1996             1995
-------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Accounts payable                                                           $  5,119        $  2,733
  Accrued payroll and related benefits                                          4,465           2,958
  Accrued expenses and other (Note 7)                                           2,187           2,005
  Income taxes payable (Notes 1 and 6)                                             51             190
  Deferred revenue (Note 1)                                                     4,877           4,219
  Deferred taxes (Notes 1 and 6)                                                  603           5,942
                                                                             --------        --------
       TOTAL CURRENT LIABILITIES                                               17,302          18,047
                                                                             --------        --------
Minority Interest (Note 1)                                                      1,194              --
                                                                             --------        --------

Commitments and Contingencies (Notes 8 and 10)


STOCKHOLDERS' EQUITY (Notes 1, 4 and 5):
  Common stock, $.01 par value; authorized, 80,000,000 shares; issued,
   34,389,593 and 33,572,470 shares in 1996 and 1995;
   outstanding, 34,389,297 and 33,572,174 shares in 1996 and 1995                 344             336
  Additional paid-in capital                                                  101,424          94,457
  Retained earnings                                                            16,420           3,375
  Deferred stock compensation                                                    (174)           (292)
  Treasury stock, common, at cost, 296 shares in 1996 and 1995                     --              --
  Cumulative translation adjustment                                               (48)             41
  Unrealized gain on marketable securities -- net                               3,480           9,910
                                                                             --------        --------
       TOTAL STOCKHOLDERS' EQUITY                                             121,446         107,827
                                                                             --------        --------
TOTAL                                                                        $139,942        $125,874
                                                                             ========        ========

CONSOLIDATED STATEMENTS OF INCOME

Security Dynamics Technologies, Inc. and Subsidiaries
Years ended December 31, 1996, 1995 and 1994

(In thousands, except per share data)

                                                                         1996           1995           1994
------------------------------------------------------------------------------------------------------------
REVENUE (Notes 1, 2 and 9)                                             $76,148       $45,404        $20,649

COST OF REVENUE (Note 1)                                                17,568         8,507          4,606
                                                                       -------       -------        -------
GROSS PROFIT                                                            58,580        36,897         16,043
                                                                       -------       -------        -------
COSTS AND EXPENSES:
  Research and development (Note 1)                                     11,216         5,727          3,261
  Marketing and selling                                                 21,725        13,171          8,134
  General and administrative                                            11,674         9,870          3,067
  Merger expenses                                                        6,100            --             --
                                                                       -------       -------        -------
     TOTAL                                                              50,715        28,768         14,462
                                                                       -------       -------        -------
INCOME FROM OPERATIONS                                                   7,865         8,129          1,581

Interest income                                                          4,932         1,755            115
Gain on sale of marketable securities and other income (expense)        11,046           (20)            97
                                                                       -------       -------        -------
Income before provision for income taxes                                23,843         9,864          1,793

Provision for income taxes (Notes 1 and 6)                              10,798         3,102          1,205
                                                                       -------       -------        -------
NET INCOME                                                             $13,045       $ 6,762        $   588
                                                                       =======       =======        =======


                                                                                                      Pro Forma
                                                                                                       (Note 1)
                                                                                                       --------

NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE (Note 1)            $    .36        $    .21        $    .02
                                                                      ========        ========        ========

WEIGHTED AVERAGE NUMBER OF COMMON AND
  COMMON EQUIVALENT SHARES OUTSTANDING (Note 1)                         36,515          32,550          23,666
                                                                      ========        ========        ========

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Security Dynamics Technologies, Inc. and Subsidiaries
Years ended December 31, 1996, 1995 and 1994

(In thousands, except share data)

                                               COMMON STOCK               ADDITIONAL        RETAINED         DEFERRED
                                        -------------------------          PAID-IN          EARNINGS           STOCK
                                          SHARES          AMOUNTS          CAPITAL          (DEFICIT)       COMPENSATION
-------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1994                10,266,188          $103          $  1,783           $(3,557)          $  --

Common and Treasury stock
  issued for services                       52,032            --                21                --              --
Exercise of stock options                  152,376             1                41                --              --
Deferred stock compensation                     --            --               360                --            (360)
Amortization of deferred stock
  compensation                                  --            --                --                --              85
Issuance of common stock                 6,276,854            63            22,041                --              --
Dividends accrued on
  preferred stock                               --            --                --              (418)             --
Conversion of preferred
  stock to common stock                 11,288,756           113             8,832                --              --
Net income                                      --            --                --               588              --
                                        ----------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994              28,036,206           280            33,078            (3,387)           (275)

Exercise of stock options                  957,434            10               632                --              --
Tax benefit arising from
  exercise of stock options                     --            --               225                --              --
Deferred stock compensation                     --            --               157                --            (157)
Amortization of deferred stock
  compensation                                  --            --                --                --             140
Issuance of common stock                 4,578,830            46            60,365                --              --
Translation adjustment                          --            --                --                --              --
Change in unrealized gain on
  marketable securities                         --            --                --                --              --
Net income                                      --            --                --             6,762              --
                                        ----------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995              33,572,470           336            94,457             3,375            (292)

Exercise of stock options                  817,123             8             2,598                --              --
Tax benefit arising from
  exercise of stock options                     --            --             3,702                --              --
Compensation expense                            --            --               667                --              --
Amortization of deferred stock
  compensation                                  --            --                --                --             118
Translation adjustment                          --            --                --                --              --
Change in unrealized gain on
  marketable securities                         --            --                --                --              --
Net income                                      --            --                --            13,045              --
                                        ----------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996              34,389,593          $344          $101,424           $16,420           $(174)
                                        ============================================================================

                                                                                       UNREALIZED
                                            TREASURY STOCK           CUMULATIVE         GAIN ON          STOCKHOLDERS'
                                         ---------------------       TRANSLATION       MARKETABLE           EQUITY
                                         SHARES         AMOUNT       ADJUSTMENT        SECURITIES        (DEFICIENCY)
--------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1994                 90,296           $(1)          $ --           $    --            $ (1,672)

Common and Treasury stock
  issued for services                   (90,000)            1             --                --                  22
Exercise of stock options                    --            --             --                --                  42
Deferred stock compensation                  --            --             --                --                  --
Amortization of deferred stock
  compensation                               --            --             --                --                  85
Issuance of common stock                     --            --             --                --              22,104
Dividends accrued on
  preferred stock                            --            --             --                --                (418)
Conversion of preferred
  stock to common stock                      --            --             --                --               8,945
Net income                                   --            --             --                --                 588
                                        --------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                  296            --             --                --              29,696

Exercise of stock options                    --            --             --                --                 642
Tax benefit arising from
  exercise of stock options                  --            --             --                --                 225
Deferred stock compensation                  --            --             --                --                  --
Amortization of deferred stock
  compensation                               --            --             --                --                 140
Issuance of common stock                     --            --             --                --              60,411
Translation adjustment                       --            --             41                --                  41
Change in unrealized gain on
  marketable securities                      --            --             --             9,910               9,910
Net income                                   --            --             --                --               6,762
                                        --------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                  296            --             41             9,910             107,827

Exercise of stock options                    --            --             --                --               2,606
Tax benefit arising from
  exercise of stock options                  --            --             --                --               3,702
Compensation expense                         --            --             --                --                 667
Amortization of deferred stock
  compensation                               --            --             --                --                 118
Translation adjustment                       --            --            (89)               --                 (89)
Change in unrealized gain on
  marketable securities                      --            --             --            (6,430)             (6,430)
Net income                                   --            --             --                --              13,045
                                        --------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                  296           $--           $(48)          $ 3,480            $121,446
                                        ==========================================================================

                                  See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Security Dynamics Technologies, Inc. and Subsidiaries
Years ended December 31, 1996, 1995 and 1994

(In thousands)
                                                                                1996               1995               1994
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                $  13,045           $  6,762            $   588
  Adjustments to reconcile net income to net cash (used for)
   provided by operating activities:
    Gain on sale of marketable securities                                     (11,027)                --                 --
    Deferred taxes                                                             (1,393)              (803)                12
    Purchased research and development                                          1,000                648                 --
    Depreciation and amortization                                               1,793                940                614
    Provision for notes receivable                                                 --                200                 --
    Stock compensation                                                            785                181                 48
    Equity in (profits) losses of investees and minority interest                 (19)                20                (97)
    Increase (decrease) in cash from changes in:
      Accounts receivable                                                      (5,868)            (2,555)              (440)
      Inventory                                                                (1,161)              (309)              (629)
      Prepaid expenses and other                                               (2,542)            (1,241)              (539)
      Accounts payable                                                          2,386              1,637                914
      Accrued payroll and related benefits                                      1,507              1,596                494
      Accrued expenses and other                                                  182                741                 39
      Income taxes payable                                                       (139)               251                (22)
      Deferred revenue                                                            658              2,041                899
                                                                            -----------------------------------------------
              NET CASH (USED FOR) PROVIDED BY OPERATING ACTIVITIES               (793)            10,109              1,881
                                                                            -----------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of marketable securities                                        (119,619)           (64,730)            (7,966)
    Sales and maturities of marketable securities                              85,975             27,842                 --
    Expenditures for property and equipment                                    (9,183)            (1,813)              (904)
    Notes receivable                                                               --               (274)              (228)
    Capitalized software costs and purchased technology                        (1,081)              (906)              (118)
    Investments                                                                (2,052)              (510)                --
    Service income from partnership venture                                        --                 16                 24
    Other assets                                                                 (452)               (26)                (5)
                                                                            -----------------------------------------------
              NET CASH USED FOR INVESTING ACTIVITIES                          (46,412)           (40,401)            (9,197)
                                                                            -----------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from sale of common stock, net of issuance costs                      --             60,370             22,104
    Proceeds from exercise of stock options                                     2,606                642                 42
    Tax benefit from exercise of stock options                                  3,702                225                 --
    Minority interest                                                           1,213                 --                 --
    Other                                                                          --                (30)               (34)
                                                                            -----------------------------------------------
              NET CASH PROVIDED BY FINANCING ACTIVITIES                         7,521             61,207             22,112
                                                                            -----------------------------------------------
Effect of exchange rate changes on cash and equivalents                           (89)                30                 --
                                                                            -----------------------------------------------
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS                               (39,773)            30,945             14,796

CASH AND EQUIVALENTS, BEGINNING OF YEAR                                        49,285             18,340              3,544
                                                                            -----------------------------------------------
CASH AND EQUIVALENTS, END OF YEAR                                           $   9,512           $ 49,285            $18,340
                                                                            ===============================================


See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Security Dynamics Technologies, Inc. and Subsidiaries
Years ended December 31, 1996, 1995 and 1994

(In thousands, except share and per share data)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS - Security Dynamics Technologies, Inc. ("SDI," which, together with its subsidiaries, is referred to as the "Company") designs, develops, markets and supports a family of security products used to protect and manage access to computer-based information resources. Through its wholly-owned subsidiary, RSA Data Security, Inc. ("RSA"), the Company also develops, markets and supports cryptographic and electronic data security products and provides cryptographic consulting services.

PRINCIPAL PRODUCTS AND MARKETS - The Company's principal business is computer security and it derives its revenue from the sale of its ACE/Server computer network security products, which are currently used with the Company's SecurID token technology, and the licensing of its developer toolkits and patents to original equipment manufacturers that incorporate RSA's encryption technology into their own products. The principal markets for the Company's products include the United States, Canada, Latin America, Europe and the Far East, with the United States, Europe and Canada currently being the largest.

STOCK SPLITS - In October 1996 and October 1995, the Board of Directors declared two-for-one splits of the Company's common stock effected in the form of stock dividends. All share and per share data have been adjusted to reflect the two-for-one stock splits of the Company's common stock.

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include all accounts of SDI and its subsidiaries. The Company's 24% interest in VSI (Note 3) is accounted for under the equity method. Strategic equity investments for which the Company does not have the ability to exercise significant influence are carried at cost. In the fourth quarter of 1996, RSA sold a 15% interest in its Japanese subsidiary to third parties for $1,213. The minority interest in the subsidiary's net income (losses) since the purchase date is included in other income in the consolidated statement of income for 1996.

REVENUE RECOGNITION - Revenue from software license fees, developer toolkits, patent license fees and the sale of hardware products is recognized upon shipment of the product, provided that no significant obligations remain and collection of the receivable is considered probable. Shipments to distributors are based upon receipt of a purchase order from end users by the distributor. Revenue from charges for maintenance services is deferred and recognized ratably over the maintenance period, generally twelve months. No customer accounted for 10% or more of the Company's revenue in any period reported.

WARRANTY POLICY - The Company's standard practice is to provide a warranty on all SecurID tokens for the customer-selected programmed life of the token and to replace any damaged tokens (other than tokens damaged by a user's negligence or alteration) free of charge. The Company generally sells each of its other products to customers with a 90-day warranty. The Company provides a reserve for warranties based upon historical experience.

INVENTORY - Inventory is stated at the lower of cost (first-in, first-out method) or market. Inventory consisted of the following:

                                                             DECEMBER 31,
                                                    ----------------------------
                                                     1996                  1995
                                                    ----------------------------
Raw materials                                       $  125                $  114
Finished products                                    2,481                 1,331
                                                    ----------------------------
Total                                               $2,606                $1,445
                                                    ============================

PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (two to five years).

RESEARCH AND DEVELOPMENT, CAPITALIZED SOFTWARE AND PURCHASED TECHNOLOGY COSTS - Research and development costs are expensed as incurred. The Company capitalizes certain software costs after technological feasibility has been established. Capitalized amounts are reported at the lower of unamortized cost or net realizable value and are amortized to cost of revenue over the estimated useful lives (two to three years) starting at the general release of the software product to customers. Amortization expense approximated $102, $228 and $176 for 1996, 1995 and 1994, respectively. Purchased technology consists of acquired software and is recorded at cost. Amortization is provided over estimated lives of two years. Amortization expense approximated $208, $70 and $0 for 1996, 1995 and 1994, respectively. During the fourth quarter of 1996 and the third quarter of 1995, the Company recorded expenses of $1,000 and $648, respectively, for purchased research and development.

CASH EQUIVALENTS - The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

continued

MARKETABLE SECURITIES - The Company classifies its marketable securities as "available for sale," and, accordingly, carries such securities at aggregate fair value. Unrealized gains and losses are included as a component of stockholders' equity, net of tax effect. The Company's marketable securities at December 31 consisted of the following:

                                                 1996                             1995
                                    -----------------------------------------------------------
                                     AGGREGATE                       AGGREGATE
                                    FAIR VALUE          COST         FAIR VALUE          COST
                                    -----------------------------------------------------------
U.S. Government obligations          $88,171          $88,161          $43,796          $43,632
Corporate equity securities            5,809               20           16,680               60
Tax-exempt securities                     --               --            1,013            1,013
Corporate debt securities              1,340            1,340              148              145
                                     ----------------------------------------------------------
Total                                $95,320          $89,521          $61,637          $44,850
                                     ==========================================================

At December 31, 1996, substantially all of the Company's U. S. Government obligations and corporate debt securities had contractual maturities of two years or less. Proceeds from the sale of marketable securities for 1996 amounted to $11,067. The specific identified cost basis of the securities was used to determine the gain. There were no sales of marketable securities for 1995 and 1994. Unrealized gross gains at December 31, 1996 and 1995 were $5,799 and $16,787, respectively.

ADVERTISING - Advertising costs are expensed as incurred. Total advertising expense was approximately $366, $217 and $221 for 1996, 1995 and 1994, respectively.

INCOME TAXES - The Company utilizes the liability method of accounting for income taxes. Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

FOREIGN CURRENCY - The Company considers the local currencies of the countries in which the Company's branches and subsidiaries are domiciled to be the functional currencies. Translation adjustments are accumulated in a separate component of stockholders' equity.

INCOME PER SHARE - Income per share is based on the weighted average number of common shares outstanding which assumes on a pro forma basis for 1994 that all series of convertible preferred stock had been converted to common stock as of the original issuance dates. All series of the Company's preferred stock were converted into shares of common stock on December 21, 1994. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be antidilutive, except in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 83 (the "Bulletin"). The Bulletin requires all shares of common stock issued and options to purchase shares of common stock granted by the Company during the twelve-month period prior to the filing of an initial public offering be included in the calculation as if they were outstanding for all periods. For 1994, historical income per share, which excludes the assumed conversions of the convertible preferred, was $.01.

FINANCIAL INSTRUMENTS - The carrying values of cash and equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments. Marketable securities are carried at aggregate fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115. The Company has investments of $2,924 and $872 at December 31, 1996 and 1995, respectively. These investments include equity positions in two companies (which had initial public common stock offerings in 1996) aggregating $738 and $0 at December 31, 1996 and 1995, respectively. These securities are restricted through 1998 under Rule 144 of the Securities and Exchange Commission, and accordingly, are carried at cost. As of December 31, 1996, the quoted market value of these securities was $1,768. In addition, investments aggregating $686 and $510 at December 31, 1996 and 1995, respectively, are accounted for under the equity method. The remaining investments are carried at the lower of cost or estimated realizable value. It is not practicable to measure the estimated fair value of such investments.

USE OF ESTIMATES - The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK - The Company licenses its ACE/Server software and token technology to various customers in a diverse industry range. Toolkit and patent licenses are issued primarily to companies in the computer and software industries. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company generally requires no collateral from its customers.

STOCK-BASED COMPENSATION - The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for stock option grants to employees (and non-employees prior to January 1, 1996). Effective January 1, 1996, the Company applies SFAS No. 123, "Accounting for Stock-Based Compensation" in accounting for stock option grants to non-employees. This change did not have an effect on the Company's consolidated financial statements.

LONG-LIVED ASSETS - Effective January 1, 1996, the Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," for 1996. The adoption of SFAS No. 121 did not have an impact on the Company's consolidated financial statements.

2. MERGER

Effective July 26, 1996, the Company completed a merger (the "Merger") with RSA. As a result of the Merger, the Company issued a total of 6,683,078 shares of its common stock to RSA shareholders and options to purchase a total of 1,316,922 shares of the Company's common stock to optionholders of RSA. The Merger has been accounted for as a pooling of interests and, therefore, the consolidated financial statements for all periods prior to the Merger have been restated to include the accounts and operations of RSA with those of the Company.

In connection with the Merger, the consolidated statement of income for 1996 includes a one-time charge for Merger expenses of $6,100, including amounts relating to investment banking, professional fees and other direct expenses related to effecting the Merger.

No adjustments to conform accounting policies were required. Certain amounts have been reclassified with regard to the presentation of the financial information of the two companies. Revenue and net income for each of the previously separate companies were as follows:


                               SIX MONTHS                    YEARS ENDED
                                 ENDED                       DECEMBER 31,
                              JUNE 30, 1996          --------------------------
                                (UNAUDITED)           1995              1994
                                 --------            -------           --------
REVENUE
SDI                              $ 26,240            $33,804           $ 17,572
RSA                                 6,043             11,600              3,077
                                 --------            -------           --------
   Total                         $ 32,283            $45,404           $ 20,649
                                 ========            =======           ========


NET INCOME (LOSS)
SDI                              $  5,436            $ 5,812           $  2,315
RSA                                  (383)               950             (1,727)
                                 --------            -------           --------
   Total                         $  5,053            $ 6,762           $    588
                                 ========            =======           ========

Pursuant to an escrow agreement (the "Escrow Agreement") entered into by the Company and RSA in connection with the Merger, 1,000,000 shares of the Company's common stock issued to holders of RSA stock and issuable to holders of RSA options were deposited in escrow (the "Escrow Shares"). Such shares are available to indemnify the Company in connection with breaches of representations, warranties or convenants, if any, made by RSA in the Merger Agreement and in connection with certain litigation (the "Litigation") (Note
10). The former RSA stockholders are eligible to vote the Escrow shares. In connection with the Cylink settlement (Note 10), the Company anticipates making a claim for approximately 40,000 shares to be returned to the Company. The remaining shares are expected to be released to the former RSA stockholders.

3. INVESTMENTS

VeriSign, Inc. - On April 17, 1995, and February 20, 1996, SDI purchased 425,000 shares of Series A and 72,091 shares of Series B Convertible Preferred Stock, respectively, of VeriSign, Inc. ("VSI") of Redwood City, California for an aggregate purchase price of $686. VSI was organized to provide digital certificates and related services that use public-key cryptography to ensure essential privacy and authentication features. During 1995, RSA granted certain rights and privileges in certain technology to VSI in connection with its incorporation and received 4,000,000 shares of common stock. At December 31, 1996 and 1995, the Company's voting interest was approximately 24% and 44%, respectively. The Company's investment, which is accounted for under the equity method, was $686 and $510, as of December 31, 1996 and 1995, respectively.

VPNet Technologies, Inc. - On December 2, 1996, the Company purchased 250,000 shares of Series B Preferred Stock of VPNet Technologies, Inc. ("VPNet") of San Jose, California, for an aggregate purchase price of $1,500. VPNet was organized to develop and market products and technologies for implementing high-performance virtual private networks. The Company's investment in VPNet represents a minority interest of less than 10% of VPNet's voting stock and is carried at cost at December 31, 1996.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

continued


4. PREFERRED STOCK

In accordance with the Company's Second Restated Certificate of Incorporation, as in effect immediately prior to the Company's initial public offering (the "IPO"), all shares of the Company's Series A, B and C preferred stock were converted to 11,288,756 shares of common stock upon the closing of the IPO on December 21, 1994. At December 31, 1994, all shares of preferred stock had been canceled and retired.

5. STOCK OPTION AND PURCHASE PLANS

1986 STOCK OPTION PLAN ("1986 PLAN") - The Company's 1986 Plan terminated by its terms in 1996. In general, options granted under the 1986 Plan become exercisable in equal annual installments over four years and expire ten years from the date of grant.

1994 STOCK OPTION PLAN ("1994 PLAN") - In October 1994, the Board of Directors adopted the Company's 1994 Plan. The 1994 Plan authorizes (i) the grant of options to purchase common stock intended to qualify as incentive stock options and (ii) the grant of options that do not so qualify (non-statutory options) to employees, officers, directors and consultants of the Company. Option exercise prices for incentive stock options granted under the 1994 Plan may not be less than 100% of the fair market value of the shares. At December 31, 1996, 870,284 shares of common stock were available for option grants. On February 12, 1997 the Board of Directors adopted, subject to stockholder approval, an amendment to the Company's 1994 Plan increasing the number of shares of common stock authorized for issuance from 4,820,000 to 6,570,000 shares in the aggregate.

1994 DIRECTOR STOCK OPTION PLAN ("DIRECTOR PLAN") - In October 1994, the Board of Directors adopted the Company's Director Plan. The Director Plan permits the granting of options to purchase up to a maximum of 300,000 shares of common stock to non-employee members of the Board of Directors. The exercise price of the options may not be less than 100% of the fair market value on the date of the grant. At December 31, 1996, 163,000 shares of common stock were available for option grant.

1994 EMPLOYEE STOCK PURCHASE PLAN ("PURCHASE PLAN") - In October 1994, the Board of Directors adopted the Company's Purchase Plan. The Purchase Plan provides for sales to participating employees of up to 400,000 shares of common stock, at prices of not less than 85% of the closing price on either the first day or the last day of the offering period, whichever is lower. At December 31, 1996 and 1995, 91,408 and 35,716 shares, respectively, had been purchased under this Plan.

ASSUMPTION OF RSA OPTIONS - At the effective date of the Merger, the then-outstanding options to purchase shares of RSA common stock, issued under RSA's 1987 Stock Option Plan (the "RSA Option Plan"), were exchanged for options to purchase an aggregate of 1,316,922 shares of the Company's common stock. All option activity data have been retroactively adjusted to give effect to the conversion of the RSA options. Incentive stock options and nonqualified stock options were awarded to employees, officers, directors, consultants and independent contractors and were generally immediately exercisable for a term of five years. In the event of termination of employment or consulting services, the Company has the option to repurchase at the original exercise price any unvested shares. At December 31, 1996, 31,972 shares were subject to repurchase.

A summary of stock option activity under all plans, including converted RSA options, is as follows:

                                                                       WEIGHTED AVERAGE
                                                                         EXERCISE
                                                      SHARES           PRICE PER SHARE
                                                      ------           ---------------
Outstanding at January 1, 1994                      2,181,990             $ 0.29
  Granted                                             666,082               1.11
  Exercised                                          (152,376)              0.06
                                                    ---------
Outstanding at December 31, 1994                    2,695,696               0.47
  Granted                                           1,485,486               5.25
  Exercised                                          (921,718)              0.47
  Canceled                                            (80,269)              0.95
                                                    ---------
Outstanding at December 31, 1995                    3,179,195               2.69
  Granted                                           2,272,556              29.86
  Exercised                                          (761,633)              2.33
  Canceled                                            (27,317)             21.57
                                                    ---------
Outstanding at December 31, 1996                    4,662,801              15.90
                                                    =========
  Exercisable at December 31, 1994                  2,293,266               0.31
                                                    =========
  Exercisable at December 31, 1995                  2,261,327               0.40
                                                    =========
  Exercisable at December 31, 1996                  2,100,210             $ 1.70
                                                    =========

The following table sets forth information regarding stock options outstanding at December 31, 1996 under all plans:

                                                               WEIGHTED
                                                               AVERAGE                            WEIGHTED AVERAGE
                                            WEIGHTED           REMAINING           NUMBER        EXERCISE PRICE FOR
   NUMBER OF         RANGE OF EXERCISE      AVERAGE           CONTRACTUAL         CURRENTLY          CURRENTLY
    OPTIONS               PRICES        EXERCISE PRICE        LIFE (YEARS)       EXERCISABLE        EXERCISABLE
    ---------         --------------    --------------        ------------       -----------     ------------------
      324,800          $0.05 - $0.06        $ 0.05                0.6               324,800           $0.05
      384,000              0.10               0.10                3.2               384,000            0.10
       28,000           0.25 - 0.35           0.29                5.8                    --              --
       76,800              0.45               0.45                7.0                15,200            0.45
      985,414           0.85 - 0.90           0.90                7.8               975,874            0.90
       39,450           1.75 - 2.55           2.25                7.6                11,650            2.28
      197,185           2.95 - 4.22           3.32                8.9               187,185            3.34
       23,252              6.62               6.62                9.2                23,252            6.62
      546,000           9.97 - 14.31         10.26                8.6               178,249           10.27
    1,315,600          24.30 - 35.63         27.91                9.3                    --              --
      742,300          38.00 - 44.21         40.34                9.7                    --              --
    ---------         --------------        ------                ---             ---------           -----
    4,662,801         $0.05 - $44.21        $15.90                7.8             2,100,210           $1.70
    =========         ==============        ======                ===             =========           =====

ACCOUNTING FOR STOCK OPTIONS - For certain options and stock awards granted in 1996, 1995 and 1994, the Company is recognizing compensation expense based on the excess of fair market value over the option exercise or award prices at dates of grant. Compensation is being recognized ratably over the vesting period and amounted to $118, $140 and $85 for 1996, 1995 and 1994, respectively. Unrecognized compensation expense at December 31, 1996, 1995 and 1994 was $174, $292 and $275, respectively.

On April 1, 1996 and April 24, 1996, options to purchase 200,000 shares and 38,900 shares of common stock were granted at exercise prices of $24.30 and $38.20, respectively, subject to stockholder approval of an amendment to the 1994 Plan increasing the number of shares available for grant. On May 22, 1996, the stockholders approved the amendment to the 1994 Plan.

For options granted prior to April 1, 1996, because approval of the stockholders was required and considered perfunctory, the Company measured compensation expense on the date of grant by the Board of Directors or the Compensation Committee of the Board of Directors. As a result of discussions with the Staff of the Securities and Exchange Commission, the Company changed its accounting policy on options requiring stockholder approval to measure compensation expense on the approval date. This change resulted in an aggregate compensation expense of approximately $4,500 relating to the April 1, 1996 and April 24, 1996 option grants, which the Company is recognizing over the remainder of the four-year vesting period of the options from May 22, 1996. The effect of this change was to reduce income from operations by $667 in 1996.

PRO FORMA DISCLOSURE - Had the Company recognized compensation costs for the employee and director stock option and purchase plans based on the fair value of awards under those plans after January 1, 1995, in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," net income and net income per share would have been $10,629 and $.29, respectively, in 1996 and $6,342 and $.19, respectively, in 1995.

The fair values used to compute pro forma net income and net income per share were estimated fair value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for 1996 and 1995:

                                                          1996             1995
                                                          ----             ----
STOCK OPTION PLANS
  Risk-free interest rate                                  6.0%             6.0%
  Expected life of option grants (years)                   4.4              4.4
  Expected volatility of underlying stock                 57.5%            57.5%
  Expected dividend payment rate                           0.0%             0.0%
  Expected forfeiture rate                                 4.1%             4.1%

EMPLOYEE STOCK PURCHASE PLAN
  Risk-free interest rate                                  5.2%             5.9%
  Expected life of option grants (years)                   0.5              0.5
  Expected volatility of underlying stock                 57.5%            57.5%
  Expected dividend payment rate                           0.0%             0.0%

The weighted average fair value of stock options granted, calculated using the Black-Scholes option-pricing model, during 1996 and 1995 was $15.67 and $2.74, respectively. The weighted fair value of stock purchase rights granted under the Purchase Plan, calculated using the Black-Scholes option-pricing model, during 1996 and 1995 was $25.26 and $6.72, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

continued


6. INCOME TAXES
The provision for income taxes consisted of the following:

                                                       1996               1995              1994
                                                     --------           -------           -------
Current:
  Federal                                            $  7,359           $ 3,049           $   882
  State                                                   930               781               281
  Foreign                                                 200                35                17
                                                     --------           -------           -------
      Total                                             8,489             3,865             1,180
Deferred:
  Federal                                              (1,219)              (93)             (256)
  State                                                  (174)              (26)              (15)
  Change in valuation allowance                            --              (869)              296
                                                     --------           -------           -------
      Total                                            (1,393)             (988)               25
Tax benefit from exercise of stock options:
  Federal                                               3,452               179                --
  State                                                   250                46                --
                                                     --------           -------           -------
      Total                                             3,702               225                --
                                                     --------           -------           -------
Total                                                $ 10,798           $ 3,102           $ 1,205
                                                     ========           =======           =======

Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows:

                                                             1996              1995
                                                           -------           -------
Deferred tax assets (liabilities) -- current:
  Marketable securities                                    $(2,319)          $(6,877)
  Deferred revenue                                             854                98
  Allowance for doubtful accounts                              211               293
  Compensation                                                 205               146
  Inventory reserves                                            66                66
  Warranty obligation                                           42                42
  Commissions                                                   42                80
  Net operating loss carryforwards                              --                81
  Other                                                        296               129
                                                           -------           -------
Net deferred tax liabilities -- current                    $  (603)          $(5,942)
                                                           =======           =======

Deferred tax assets (liabilities) -- non current:
  Acquisition of technology                                $   733           $   249
  Compensation                                                 326                --
  Capitalized software development costs                       (79)              (89)
  Net operating loss carryforwards                              32                --
  Other                                                         14               254
                                                           -------           -------
Net deferred tax assets -- non current                     $ 1,026           $   414
                                                           =======           =======


A reconciliation between the statutory and effective income tax rates follows:

                                                     1996              1995              1994
                                                     ----              ----              ----
Statutory tax rate                                   35.0%             34.0%             34.0%
State income taxes net of federal benefit             3.2               5.4              10.5
Merger expenses                                       8.3                --                --
Change in valuation allowance                          --              (8.8)             16.5
Foreign expenses without tax benefit                   --                --               8.5
Other                                                (1.2)              0.8              (2.3)
                                                     ----              ----              ----
Effective income tax rate                            45.3%             31.4%             67.2%
                                                     ====              ====              ====

Cash payments for income taxes amounted to approximately $8,112, $3,934 and $1,237 for 1996, 1995 and 1994, respectively.

7. RETIREMENT AND SAVINGS PLAN

The Company has a 401(k) retirement and savings plan (the "Plan") established in 1986 covering substantially all domestic employees. The Plan allows each participant to defer up to 15% of annual earnings up to an amount not to exceed an annual statutory maximum. Subject to the approval of the Board of Directors on an annual basis, the Company may make, at its discretion, profit-sharing contributions and/or match employee deferrals. At December 31, 1996 and 1995, the Company had accrued, and the Board of Directors had approved, profit-sharing contributions approximating $305 and $78, respectively. The Board of Directors also approved for 1996 and 1995 matching contributions in an amount equal to one-third of the employee deferrals up to 6% of annual earnings (or a total of 2%), subject to certain eligibility requirements. Matching contributions amounted to $261, $112 and $88 for 1996, 1995 and 1994, respectively.

8. COMMITMENTS

The Company leases office facilities and automobiles under non-cancelable operating leases expiring through 2006. Future minimum rental payments are as follows for years ending December 31:

                  1997                      $2,133
                  1998                       1,780
                  1999                       1,679
                  2000                       1,256
                  2001                       1,300
                  Balance thereafter         5,934

Rent expense for 1996, 1995 and 1994 was approximately $1,849, $886 and $545, respectively. Rent collected from a 1996 sublease of the Company's former headquarters amounted to $108 in 1996.

During 1996, the Company issued an unsecured irrevocable standby letter of credit in the amount of $750 to the landlord of its corporate headquarters in lieu of a security deposit.

During 1996, the Company entered into commitments to purchase a minimum number of SecurID tokens at a total cost of $3,904 over a one-year period. At December 31, 1996, the Company's remaining commitment was $3,296.

In December 1994, the Company entered into an agreement with Progress Software, a vendor of commercial database software, for the right to use certain of Progress Software's software to enhance the functionality of the Company's ACE/Server software. The Company began incurring royalties under the Progress Software agreement in the fourth quarter of 1995 as a result of the commercial introduction of ACE/Server v2.0 in October 1995. The Company renewed this agreement in March and November 1996 and prepaid royalties aggregating $2,750. At December 31, 1996, the Company had a prepaid royalty of $1,040 remaining under this amended agreement. In addition, the Company also agreed to prepay a further $2,500 during the first quarter of 1997.

RSA has a license for cryptographic communication technology and devices from the Massachusetts Institute of Technology (MIT) which granted to RSA, through September 2000, an exclusive right to use, lease or sell technology, subject to payment of royalties.

Royalty expense was $2,009, $706 and $118 for 1996, 1995 and 1994, respectively.

9. SEGMENT INFORMATION

The Company operates in only one industry segment. Export sales are summarized as follows:

                                                   DECEMBER 31,
                                 -----------------------------------------------
                                    1996                1995                1994
                                 -------              ------              ------
Europe                           $11,616              $5,116              $2,005
Canada                             4,511               2,772               1,230
Other                              2,407                 552                 176
                                 -------              ------              ------
Total                            $18,534              $8,440              $3,411
                                 =======              ======              ======

10. LITIGATION

The Cylink Settlement - Since 1994, RSA had been involved in arbitration and litigation proceedings (collectively, the "Litigation") relating, among other things, to (i) the validity of a U.S. patent (the "RSA/MIT Patent") developed at MIT and licensed to RSA; (ii) the rights of Cylink Corporation ("Cylink") and its subsidiary Caro Kann Corporation ("CKC"), competitors of RSA, to use and sub-license the RSA/MIT Patent; (iii) the validity and scope of certain U.S. patents (the "Stanford Patents") which cover Cylink's fundamental encryption technology and have been licensed to Cylink by the Board of Trustees of the Leland Stanford Junior University; and (iv) the liability, if any, of RSA for infringing or contributing to the infringement of the Stanford Patents. On December 31, 1996, RSA, Cylink and CKC entered into a comprehensive settlement relating to the Litigation. As part of the settlement, (a) the parties agreed to dismiss all claims relating to the Litigation, (b) Cylink granted to RSA all necessary rights to the Stanford Patents and (c) RSA granted to Cylink a license to RSA's cryptographic software toolkit.

The ActivCard Settlement - In December 1995, the Company, together with co-plaintiff Vasco Data Security, Inc. ("Vasco"), filed suit in the U.S. District Court for the Northern District of California against ActivCard, Inc. and ActivCard S.A. (together, "ActivCard") alleging infringement of certain patents of the Company and Vasco that collectively cover a range of technology used to secure data access. The suit sought monetary damages and an injunction against further infringement. In February 1996, in response to the Company's repeated infringement allegations and prior to the serving of the Company's complaint on ActivCard, ActivCard filed a complaint against the Company in the same court seeking a declaratory judgment of non-infringement, invalidity and unenforceability of the Company's patents asserted in the suit brought with Vasco. In October 1996, Vasco, the Company and ActivCard entered into a settlement agreement with respect to this litigation. Pursuant to the terms of the settlement agreement, the Company and Vasco agreed to dismiss with prejudice their claims against ActivCard and ActivCard similarly agreed to dismiss with prejudice its claims against the Company and Vasco. In connection with this settlement, ActivCard agreed to license certain patents from the Company and Vasco.

The Company has been named as a defendant in other legal actions arising from its normal business activities. The Company carries insurance against liability for certain types of risks. Although the amount of liability that could result from any litigation cannot be predicted, in the opinion of management, the Company's potential liability on all known claims would not have a material adverse effect on the consolidated financial position or results of operations of the Company.

11. RELATED PARTY TRANSACTIONS

For 1996, 1995 and 1994, the Company expensed approximately $97, $91 and $81, respectively, in consulting services performed by a stockholder of the Company. Certain officers and members of the Board of Directors are stockholders of VSI (Note 3).

                       [DELOITTE & TOUCHE LLP LETTERHEAD]


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Security Dynamics Technologies, Inc. and Subsidiaries:

We have audited the consolidated balance sheets of Security Dynamics Technologies, Inc. (the "Company") and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of the Company and RSA Data Security, Inc., which has been accounted for as a pooling of interests as described in Note 2 of the notes to the consolidated financial statements. We did not audit the consolidated balance sheet of RSA Data Security, Inc. as of December 31, 1995, or the related consolidated statements of income, stockholders' equity, and cash flows of RSA Data Security, Inc. for the years ended December 31, 1995 and 1994, which consolidated statements reflect total assets of $24,793,000 as of December 31, 1995, and total revenues of $11,600,000 and $3,077,000 for the years ended December 31, 1995 and 1994, respectively. Those consolidated statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for RSA Data Security, Inc. for 1995 and 1994, is based solely on the report of such other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Security Dynamics Technologies, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 5 of the notes to consolidated financial statements, in 1996 the Company changed its method of accounting for option grants requiring stockholder approval.


/s/ Deloitte & Touche LLP

Boston, Massachusetts
January 22, 1997

CORPORATE OFFICERS,
BOARD OF DIRECTORS AND SHAREHOLDER INFORMATION


CORPORATE OFFICERS

Charles R. Stuckey, Jr.
Chairman of the Board,
President and Chief Executive Officer

D. James Bidzos
Executive Vice President,
President, RSA Data Security, Inc.

Arthur W. Coviello, Jr.
Executive Vice President,
Treasurer, Secretary and
Chief Financial Officer

John Adams
Senior Vice President -- Engineering

Gary A. Rogers
Senior Vice President --
World Wide Sales
and Field Operations

W. David Power
Senior Vice President -- Marketing
and Corporate Development

Linda E. Saris
Vice President -- Customer Support
and Operations

OTHER SALES AND
MARKETING EXECUTIVES

S. Lionel Beckett
Managing Director -- Operations,
Europe, Middle East and Africa

Robert W. Fine
Vice President -- Business Development

Thomas R. Jones
Vice President -- Sales, The Americas

Scott T. Schnell
Vice President -- Marketing
RSA Data Security, Inc.

Roger K. Nichols
Vice President -- Sales and Strategic Planning
RSA Data Security, Inc.



BOARD OF DIRECTORS

Charles R. Stuckey, Jr.
Chairman of the Board,
President and Chief Executive Officer

D. James Bidzos
Executive Vice President,
President, RSA Data Security, Inc.

George M. Middlemas (1)
Partner
Apex Investment Partners

Marino R. Polestra (2)
Partner
Alta Partners

Sanford M. Sherizen (1)
President
Data Security Systems, Inc.

Joseph B. Lassiter, III (1)
Senior Lecturer
Harvard Business School

Richard L. Earnest (2)
Chief Executive Officer
Tudor Publishing Company

(1) Compensation Committee
(2) Audit Committee

Legal Counsel

Hale and Dorr LLP
Boston, MA

Independent Accountants

Deloitte & Touche LLP
Boston, MA

Patent Counsel

Wolf, Greenfield & Sacks, P.C.
Boston, MA

Registrar and Transfer Agent

Boston EquiServe Limited Partnership
Boston, MA



ANNUAL MEETING AND
SHAREHOLDER INFORMATION

The Annual Meeting of Stockholders of Security Dynamics Technologies, Inc. will be held at 10:00 A.M. on Thursday, April 24, 1997 at the offices of Hale and Dorr LLP, 60 State Street, Boston, MA 02109

A copy of the Company's Form 10-K filed with the Securities and Exchange Commission and additional copies of this Report may be obtained without charge upon written request to:

Security Dynamics Technologies, Inc.
20 Crosby Drive
Bedford, MA 01730
Telephone: 617 687-7000
Fax: 617 687-7010

MARKET PRICE OF COMMON STOCK

The Company's Common Stock has been traded on the Nasdaq National Market under the symbol SDTI since its initial public offering on December 14, 1994.

The following table sets forth, for the fiscal quarters indicated, the high and low sale prices of the Common Stock as reported by the Nasdaq National Market (rounded to the nearest 1/8). The Company has never paid dividends on its Common Stock.

                                    HIGH                  LOW
                                    ----                  ---
1996
First Quarter                      $33                  $21 1/4
Second Quarter                     $54                  $23 1/8
Third Quarter                      $48 3/8              $25 5/8
Fourth Quarter                     $43                  $29 3/4


                                    HIGH                  LOW
                                    ----                  ---
1995
First Quarter                      $ 9                  $ 4 3/8
Second Quarter                     $11 5/8              $ 7
Third Quarter                      $12                  $ 8 7/8
Fourth Quarter                     $29 1/8              $11


                                    HIGH                  LOW
                                    ----                  ---
1994
Fourth Quarter                     $ 5 1/8              $ 3 1/2
(from December 14, 1994)


Security Dynamics, SecurID and ACE/Server are registered trademarks, and the Security Dynamics logo, PASSCODE, Enterprise Security Services, SoftID, WebID and PINPAD are trademarks of Security Dynamics Technologies, Inc. SecurPC, BSAFE, TIPEM, BCERT, S/PAY and S/MAIL are trademarks of RSA Data Security, Inc. All other trademarks or trade names referenced in this Annual Report are the property of their respective owners.


PAGE 28