Form 10-K, Exhibit 13
period 1997-12-31
SECURITY DYNAMICS TECHNOLOGIES INC /DE/
filed 1998-03-31
CIK 932064

                                                                      EXHIBIT 13

SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                       Years ended December 31,
                                                               ---------------------------------------------------------------------
                                                                    1993           1994          1995         1996           1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 (In thousands, except per share data)
Statement of Operations Data (1):
Revenue                                                          $  16,590      $  23,866     $  49,412     $  83,817     $ 135,930
Cost of revenue                                                      3,707          4,837         8,920        18,207        28,502
                                                               ---------------------------------------------------------------------
Gross profit                                                        12,883         19,029        40,492        65,610       107,428
Costs and expenses:
  Research and development                                           2,817          4,314         6,292        12,382        20,070
  Purchased research and development                                    --             --           648         1,000         6,210
  Marketing and selling                                              5,506          8,931        14,263        24,429        40,926
  General and administrative                                         2,208          3,368        10,375        13,403        15,371
  Merger and integration                                                --             --            --         6,100         5,700
                                                               ---------------------------------------------------------------------
      Total                                                         10,531         16,613        31,578        57,314        88,277
                                                               ---------------------------------------------------------------------
Income from operations                                               2,352          2,416         8,914         8,296        19,151
Interest income and other                                              163            265         1,905         4,849         6,209
Gain on sale of marketable securities                                   --             --            --        11,027         4,264
                                                               ---------------------------------------------------------------------
Income before provision for income taxes
  and cumulative effect of change in accounting                      2,515          2,681        10,819        24,172        29,624
Provision for income taxes (2)                                         908          1,453         3,369        10,997        13,142
Minority interests                                                      --             --            --            --          (114)
                                                               ---------------------------------------------------------------------
Income before cumulative effect
  of change in accounting (2)                                        1,607          1,228         7,450        13,175        16,368
Cumulative effect of change in accounting                              564             --            --            --            --
                                                               ---------------------------------------------------------------------
Net income                                                       $   2,171      $   1,228     $   7,450     $  13,175     $  16,368
                                                               ---------------------------------------------------------------------
Basic earnings per share (3):
Income before cumulative effect
  of change in accounting                                        $    0.06      $    0.05     $    0.23     $    0.36     $    0.43
Cumulative effect of change in accounting                             0.03             --            --            --            --
                                                               ---------------------------------------------------------------------
Net income                                                       $    0.09      $    0.05     $    0.23     $    0.36     $    0.43
                                                               ---------------------------------------------------------------------
Weighted average shares                                             23,815         23,598        31,793        36,381        38,172
                                                               ---------------------------------------------------------------------
Diluted earnings per share (3):
Income before cumulative effect
  of change in accounting                                        $    0.06      $    0.05     $    0.22     $    0.34     $    0.41
Cumulative effect of change in accounting                             0.03             --            --            --            --
                                                               ---------------------------------------------------------------------
Net income                                                       $    0.09      $    0.05     $    0.22     $    0.34     $    0.41
                                                               ---------------------------------------------------------------------
  Shares:
    Weighted average shares                                         23,815         23,598        31,793        36,381        38,172
    Effect of dilutive options                                       1,201          1,633         2,209         2,533         1,692
                                                               ---------------------------------------------------------------------
  Adjusted weighted average shares                                  25,016         25,231        34,002        38,914        39,864
                                                               ---------------------------------------------------------------------

                                                                                              December 31,
                                                               ---------------------------------------------------------------------
                                                                    1993           1994          1995          1996          1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            (In thousands)
Balance Sheet Data (1):
Cash, cash equivalents and
  marketable securities                                          $   3,860      $  27,828     $ 112,367     $ 106,495     $ 163,811
Working capital                                                      6,070         29,007       104,349       109,202       177,011
Total assets                                                        11,511         37,691       128,659       145,975       231,672
Redeemable convertible preferred stock                               8,527             --            --            --            --
Stockholders' equity (deficiency)                                   (2,001)        29,660       109,026       124,178       199,273

(1) Results for all periods prior to July 15, 1997 and July 26, 1996 have been restated for the acquisitions of DynaSoft AB and RSA Data Security, Inc., respectively, which have been accounted for as poolings of interests. See
      Note 2 of Notes to the Company's Consolidated Financial Statements.

(2) Effective January 1, 1993, the Company adopted, prospectively, the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." See Note 5 of Notes to the Company's Consolidated Financial Statements.

(3) In the fourth quarter of 1997, the Company adopted the provisions of Statement of Accounting Standards No. 128, "Earnings per share." As a result, all periods presented have been restated. See Note 1 of Notes to the Company's Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Security Dynamics Technologies, Inc. and Subsidiaries

OVERVIEW

The Company is a leading provider of enterprise network and data security solutions. The Company was founded in 1984, began shipping its SecurID tokens and Access Control Module ("ACM") hardware products in 1986, and introduced its first ACM software products for minicomputers and mainframe computers in 1988. Prior to 1986, the Company was primarily engaged in research and development activities. In December 1991, the Company introduced its ACE/Server software products for enterprise information protection using client/server architecture. The Company believes that its growth has historically been driven by the emergence of local and wide-area networks and a corresponding increase in users with direct access to core enterprise systems and confidential data. The Company also believes that the number of users with such direct access is increasing because of the growth of the Internet and corporate intranets and extranets.

On July 26, 1996, the Company completed a merger with RSA Data Security, Inc. ("RSA") (the "RSA Merger") and on July 15, 1997, the Company completed an acquisition of DynaSoft AB, ("DynaSoft") (the "DynaSoft Acquisition"). The RSA Merger and the DynaSoft Acquisition have been accounted for as poolings of interests in the Company's historical consolidated financial statements. All financial information included in the discussion which follows has been restated to include the results of RSA and DynaSoft for all periods presented.

RSA, located in Redwood City, California, is a recognized leader in cryptography and develops, markets and supports cryptographic data security products and provides cryptographic consulting services. Products are licensed to Original Equipment Manufacturers ("OEMs") that incorporate the technology into their products. Developer toolkits and other products are used to implement cryptographic data security applications such as electronic mail, communications privacy, client/server data security, smart cards and other key information technologies.

DynaSoft is based in Stockholm, Sweden and offers a range of software security solutions, including secure single sign-on solutions, through its BoKS product family. DynaSoft markets its products worldwide through subsidiaries and also through OEM licensing agreements with Sun Microsystems, Inc., Hewlett-Packard Company and other companies.

The Company's revenue is derived primarily from sales of SecurID tokens; licensing of ACE/Server, BoKS and SecurPC software; licensing of BSAFE, TIPEM, BCERT, S/PAY and S/MAIL encryption engines; licensing of patents; and revenues from maintenance and professional services. Historically, the Company's growth has been attributable to sales to new customers as well as to existing customers. Sales to existing customers include sales of SecurID tokens and ACE/Server software for use by different branches or divisions, sales of replacement tokens (which are programmed at the request of the customer to operate for a fixed period of up to four years) and sales of additional tokens for use by vendors, suppliers, customers and clients of the Company's customers. Sales to existing ACE/Server and BoKS customers are typically associated with an increase in the number of users authorized under a license, and the sales of additional functionality that can be added to the customer installation. ACE/Server and BoKS software license fee prices are typically based on the number of users authorized under a license. Sales to existing customers also include revenue associated with amendments to encryption engine and patent licensing agreements, usually in order to accommodate licensing of new software or technology to the customer, to increase the field of use rights of the customer, or both. Encryption engine software licensing terms vary by product, and are typically composed of both initial fees plus ongoing royalties paid as a percentage of the OEM's product or service revenues. Sales of ACM hardware and software products have been decreasing relative to sales of ACE/Server software for several years due to increased emphasis by the Company on sales to customers with larger security needs better met by client/server software solutions such as ACE/Server software. The Company believes that this trend will continue.

The Company's direct sales to customers in countries outside of the United States are denominated in the local currency. As a result, fluctuations in currency exchange rates could affect the profitability in U.S. dollars of the Company's products sold in these markets. See Note 8 of Notes to the Company's Consolidated Financial Statements.

The Company's cost of revenue consists primarily of costs associated with the manufacture and delivery of SecurID tokens and hardware products. The Company utilizes assembly contractors for most manufacturing. Cost of revenue also includes royalty fees incurred on the sale of ACE/Server software, royalty fees payable on the licensing of patent technology and royalties payable under certain OEM agreements. Cost of revenue includes customer support costs and production costs, which include labor costs associated with the programming of SecurID tokens, inspection and quality control functions and shipping costs. In the future, gross profit may be affected by several factors, including changes in product mix and distribution channels, price reductions (resulting from volume discounts or otherwise), competition, increases in the cost of revenue (including any software license fees or royalties payable by the Company) and other factors.

Operating expenses are incurred for research and development, marketing and selling and general and administrative activities. Research and development expenses consist primarily of personnel costs as well as fees for development services provided by consultants. From time to time the Company has also purchased, and expensed, research and development technology. Marketing and selling expenses consist primarily of salaries, commissions and travel expenses of direct sales and marketing personnel and marketing program expenses. General and administrative expenses consist primarily of personnel costs for administration, finance, human resources, general management and legal and accounting fees.

Interest and other income consists primarily of interest earned on the Company's cash balances and marketable securities.

The Company has been profitable for each of the years in the eight-year period ended December 31, 1997.

RESULTS OF OPERATIONS
The following table sets forth certain consolidated financial data as a percentage of revenue for the years ended December 31, 1995, 1996 and 1997:

                                                    YEARS ENDED DECEMBER 31,
                                            ------------------------------------
                                                   1995        1996       1997
--------------------------------------------------------------------------------
Revenue                                             100.0%     100.0%     100.0%
Cost of revenue                                      18.1       21.7       21.0
                                            ------------------------------------
  Gross profit                                       81.9       78.3       79.0
Costs and expenses:
  Research and development                           12.7       14.8       14.8
  Purchased research and development                  1.3        1.2        4.6
  Marketing and selling                              28.9       29.1       30.1
  General and administrative                         21.0       16.0       11.3
  Merger and integration                               --        7.3        4.2
                                            ------------------------------------
    Total                                            63.9       68.4       65.0
                                            ------------------------------------
Income from operations                               18.0        9.9       14.0
Interest income and other                             3.9        5.8        4.6
Gain on sale of marketable securities                  --       13.2        3.1
                                            ------------------------------------
Income before provision for income taxes             21.9       28.9       21.7
Provision for income taxes                            6.8       13.1        9.7
                                            ------------------------------------

Net income                                           15.1%      15.8%      12.0%
                                            ------------------------------------

1997 COMPARED WITH 1996

REVENUE

Total revenue increased 62.2% in 1997 to $135.9 million from $83.8 million in 1996. This increase in revenue reflected increases in unit sales of all of the Company's products, except ACM/400 and ACM/1600 hardware products. Approximately 43% of the increase in revenue in 1997 was attributable to increased sales of SecurID tokens, approximately 23% of the increase was attributable to increased sales of encryption engine licenses and approximately 24% of the increase was attributable to increased sales of ACE/Server software licenses. The balance of the increase in revenue primarily resulted from sales of BoKS software licenses, patent licenses and maintenance revenue, offset by decreased hardware revenue. The Company believes that the overall increase in sales was attributable in part to growth of the information security market, with increased use of the Internet and corporate intranets and extranets continuing to play significant roles in developing new opportunities for the Company.

International revenue (excluding Canada) increased 83.0% in 1997 to $36.0 million from $19.7 million in 1996. International revenue accounted for 26.6% and 23.3% of total revenue in 1997 and 1996, respectively. The increase in international revenue was primarily attributable to the continuing expansion of the Company's international direct sales force and increased market penetration of the Company's products in foreign markets.

COST OF REVENUE AND GROSS PROFIT

The Company's gross profit increased 63.7% in 1997 to $107.4 million, from $65.6 million in 1996, and remained relatively constant as a percentage of revenue at 79.0% in 1997 compared to 78.3% in 1996. Approximately 39% of the increase in gross profit during 1997 was attributable to increased unit sales of SecurID tokens, approximately 27% to

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

continued

increased licensing sales of encryption engine technology and approximately 29% to increased licensing sales of ACE/Server software. In addition, gross profit increased due to increased patent licensing sales, royalties and maintenance revenue, offset by reduced sales of ACM/400 and ACM/1600 hardware products.

RESEARCH AND DEVELOPMENT.

Research and development expenses increased 62.1% in 1997 to $20.1 million from $12.4 million in 1996. In each of 1997 and 1996, research and development expenses remained the same as a percentage of revenue at 14.8%. During 1997, approximately 63% of the increase in research and development expenses resulted from an increase in payroll costs associated with the employment of additional staff. The remainder of the increase in research and development was attributable to occupancy costs, consulting fees and purchases of computer equipment, resulting in higher depreciation charges.

PURCHASED RESEARCH AND DEVELOPMENT

During 1997, the Company purchased and recorded as purchased research and development expense technology from VeriSign, Inc. ("VeriSign") for $2.7 million, from Baltimore Technologies, Ltd. for $0.5 million and from Netscape Communications Corporation ("Netscape") for $3.0 million. The Company plans to incorporate the technologies, respectively, into products which are expected to offer electronic signatures and a certificate authority, and a Java-based developer encryption engine as part of its SecurSight family of enterprise security solutions ("SecurSight").

During the fourth quarter of 1996, the Company purchased and recorded as purchased research and development expense, technology from Worldtalk Corporation for $1.0 million. The technology was incorporated into the Company's S/MAIL developer kit, a standards-based secure messaging solution for third-party software developers designed to provide a secure messaging infrastructure based on the S/MIME protocol.

MARKETING AND SELLING

Marketing and selling expenses increased 67.6% in 1997 to $40.9 million from $24.4 million in 1996. Marketing and selling expenses increased as a percentage of revenue in 1997 to 30.1% from 29.1% in 1996. During 1997, approximately 36% of the increase in marketing and selling expenses resulted from an increase in payroll costs associated with the employment of additional staff and approximately 34% of the increase was attributable to sales commissions on increased revenues. The remainder of the increase in marketing and selling expenses resulted from increased travel expenses, marketing program costs and occupancy costs.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased 14.9% in 1997 to $15.4 million, from $13.4 million in 1996, but decreased as a percentage of revenue to 11.3% in 1997 compared to 16.0% in 1996. The increase in general and administrative expenses was due to the employment of additional staff offset by reduced legal expenses. Legal expenses decreased approximately $2.3 million in 1997 compared to 1996 due to the settlement of certain of the Company's legal proceedings in 1996.

MERGER AND INTEGRATION

In 1997, the Company incurred direct costs in connection with the DynaSoft Acquisition and, subsequently incurred costs in connection with the integration of DynaSoft, primarily for severance. Total merger and integration costs were $5.7 million in 1997. Expenses incurred in connection with the RSA Merger were $6.1 million in the third quarter of 1996. See Note 2 to the Company's Notes to Consolidated Financial Statements.

INTEREST INCOME AND OTHER

Interest income increased 29.2% in 1997 to $6.2 million from $4.8 million in 1996 due to interest earned on higher cash and marketable securities balances.

GAIN ON SALE OF MARKETABLE SECURITIES

The gain on sale of marketable securities was $4.3 million in 1997, compared to $11.0 million in 1996.

MINORITY INTERESTS

Minority interest in the consolidated net income was $114,000 in 1997. In 1997 and 1996, the Company sold an aggregate 26% interest to minority stockholders of RSA's Japanese subsidiary.

PROVISION FOR INCOME TAXES

The provision for income taxes increased to $13.1 million during 1997 from $11.0 million in 1996, primarily due to higher pre-tax income. The Company's estimated effective tax rate decreased to 44.4% in 1997 from 45.5% in 1996 due to differences in amounts of nondeductible merger expenses in 1997 compared to 1996.

NET INCOME

As a result of the above factors, net income in 1997 increased to $16.4 million, or 12.0% of revenue, from $13.2 million, or 15.8% of revenue, in 1996.

1996 COMPARED WITH 1995

REVENUE

Total revenue increased 69.6% in 1996 to $83.8 million from $49.4 million in 1995. This increase in revenue reflected increases in unit sales and licensed use of substantially all of the Company's products. Approximately 42%, 22% and 11% of the increase in revenue was attributable to the increases in unit sales of SecurID tokens, the increase in unit sales of ACE/Server software licenses and the issuance of additional encryption engine and patent licenses, respectively.

International revenue (excluding Canada) increased 114.0% in 1996 to $19.7 million from $9.2 million in 1995 and accounted for 23.5% and 18.6% of total revenue in 1996 and 1995, respectively. This increase in international revenue was primarily attributable to the continuing expansion of the Company's international direct sales force and increased market penetration of the Company's products in foreign markets.

COST OF REVENUE AND GROSS PROFIT

The Company's gross profit increased 62.0% in 1996 to $65.6 million, or 78.3% of revenue, from $40.5 million, or 81.9% of revenue, in 1995. Approximately 46% of the increase in gross profit was attributable to an increase in the unit sales and gross margin from the sale of SecurID tokens. Approximately 26% of the increase in gross profit was attributable to increased sales of ACE/Server software licenses. Approximately 9% of the increase in gross profit was attributable to increased sales of patent and encryption engine licenses. Overall, gross margins were lower due primarily to the higher royalty costs associated with the ACE/Server software and patent license products and additional investment in the Company's customer support infrastructure.

In December 1994, the Company entered into an agreement with Progress Software Corporation ("Progress Software"), a vendor of commercial database software, for the right to use certain of Progress Software's software to enhance the functionality of the Company's ACE/Server software. The Company began incurring royalties, which are charged to cost of revenue, under the Progress Software agreement upon the commercial introduction of ACE/Server software version 2.0 in October 1995. These royalties have decreased gross margins.

RESEARCH AND DEVELOPMENT

Research and development expenses increased 96.8% in 1996 to $12.4 million from $6.3 million in 1995, and increased as a percentage of revenue to 14.8% in 1996 from 12.7% in 1995. Approximately 54% of the increase in research and development expenses resulted from an increase in compensation costs associated primarily with the employment of additional staff. Approximately 15% of the increase in research and development expenses in 1996 was related to general overhead costs. Approximately 9% of the increase was attributable to increases in consulting services contracted to develop enhancements to the Company's ACE/Server software line.

PURCHASED RESEARCH AND DEVELOPMENT

During the fourth quarter of 1996, the Company purchased, and recorded as purchased research and development expense, technology from Worldtalk Corporation for $1.0 million. The technology was incorporated into the Company's S/MAIL developer kit, a standards-based secure messaging solution for third-party software developers designed to provide a secure messaging infrastructure based on the S/MIME protocol.

During 1995, the Company purchased, and recorded as purchased research and development expense, SecurADM technology for $0.6 million. The technology was incorporated into products designed to provide secure single sign-on capability in heterogeneous networked data processing environments.

MARKETING AND SELLING

Marketing and selling expenses increased 71.3% in 1996 to $24.4 million from $14.3 million in 1995, and increased as a percentage of revenue to 29.1% in 1996 from 28.9% in 1995. Approximately 36% of the increase in marketing and selling expenses was due to an increase in payroll costs associated primarily with the employment of additional direct sales and marketing personnel. Approximately 16% of the increase in marketing and selling expenses was attributable

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

continued

to the increase in commissions on products sold by the Company's direct sales force. Approximately 15% of the increase in marketing and selling expenses was due to an increase in travel-related costs and marketing programs, such as direct mail and seminar activities, trade shows and public relations campaigns. Approximately 12% of the increase in marketing and selling expenses in 1996 was related to general overhead costs.

During 1996, international sales expenses increased due to the continued development of the Company's sales offices in Europe and Asia.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased 29.2% in 1996 to $13.4 million, or 16.0% of revenue, from $10.4 million, or 21.0% of revenue, in 1995. Approximately 29% of the increase was due to an increase in payroll and recruitment costs associated primarily with the growth in the Company's staff needed to support the continuing expansion of operations. Approximately 17% of the increase in general and administrative expenses was from an increase in consulting and temporary administrative services. In addition, approximately 10% of the increase in general and administrative expenses consisted of moving costs incurred in relocating to the Company's new corporate offices.

MERGER AND INTEGRATION

Merger and integration expenses incurred in connection with the RSA Merger were $6.1 million in the third quarter of 1996. See Note 2 of Notes to the Company's Consolidated Financial Statements.

INTEREST INCOME AND OTHER

Interest income increased to $4.8 million in 1996 from $1.9 million in 1995. This increase was due primarily to higher average daily balances in invested cash resulting from the Company's follow-on public offering in November 1995.

GAIN ON SALE OF MARKETABLE SECURITIES

The Company realized a gain of approximately $11.0 million in 1996 on the sale of marketable securities.

PROVISION FOR INCOME TAXES

The provision for income taxes increased to $11.0 million in 1996 from $3.4 million in 1995. This increase was primarily the result of higher pre-tax income during 1996. The Company's effective tax rate increased to 45.5% in 1996 from 31.1% in 1995. The increase in the effective tax rate was caused principally by the non-deductibility of certain RSA Merger expenses in the third quarter of 1996. For the year ended December 31, 1995, the valuation allowance was reduced by approximately $0.9 million, which resulted in a decrease in the provision for income taxes for 1995. See Notes 1 and 5 of Notes to the Company's Consolidated Financial Statements.

NET INCOME

As a result of the above factors, net income in 1996 increased to $13.2 million, or 15.8% of revenue, from $7.5 million, or 15.1% of revenue, in 1995.

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

At December 31, 1997, the Company had cash, cash equivalents and marketable securities of $163.8 million and working capital of $177.0 million. The Company has historically funded its operations primarily from cash generated from its operating activities. During 1996 and 1997, the Company used the cash provided by operations principally for working capital needs and to finance certain costs in connection with the RSA Merger and the DynaSoft Acquisition. The Company believes that working capital will be sufficient to meet its anticipated cash requirements through at least 1999.

MERGERS AND ACQUISITIONS

On July 15, 1997, the Company acquired approximately 95% of the outstanding shares and certain of the outstanding options to acquire shares of DynaSoft in exchange for approximately 2.7 million shares of the Company's Common Stock. The Company also paid approximately $6.0 million in cash to certain stockholders of DynaSoft in exchange for the remaining outstanding shares and options. The DynaSoft Acquisition costs were approximately $5.7 million, which included integration costs, primarily severance, of $0.3 million. On July 26, 1996, a wholly owned subsidiary of the Company acquired RSA. The RSA Merger costs were approximately $6.1 million. The RSA Merger and the DynaSoft Acquisition were accounted for as poolings of interests. See Note 2 of Notes to the Company's Consolidated Financial Statements.

On March 26, 1998 the Company acquired Intrusion Detection, Inc., ("IDI") in a pooling of interests merger. The

Company issued approximately 784,000 shares of common stock in exchange for all of IDI's outstanding common stock. IDI develops and markets intrusion detection software.

The Company intends to seek acquisitions of businesses, products and technologies that are complementary to those of the Company. The Company is continuing to identify and prioritize additional security technologies which it may wish to develop, either internally or through the licensing or acquisition of products from third parties. While the Company engages from time to time in discussions with respect to potential acquisitions, there can be no assurances that any such acquisitions will be made or that the Company will be able to successfully integrate any acquired business. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financings, if available at all, may be on terms which are not favorable to the Company and, in the case of equity financings, may result in dilution to the Company's stockholders.

SALES OF COMMON STOCK

In January 1995, the Company sold 1,020,000 shares of Common Stock under the terms of an over-allotment option granted to the underwriters as part of the Company's initial public offering, generating $3.8 million in net cash proceeds. In November 1995, the Company sold an additional 3,120,000 shares of Common Stock in a follow-on offering, which generated $55.9 million of net cash proceeds to the Company. In October 1997, the Company sold an additional 1,626,000 shares of Common Stock in a follow-on offering, which generated $61.1 million of net cash proceeds to the Company.

The Company generated $7.5 million of cash from the exercise of stock options and related income tax benefits and generated $1.9 million of cash from the sale of minority interests in RSA's Japanese subsidiary in 1997.

STRATEGIC INVESTMENTS

During 1995, RSA granted certain rights and privileges in certain technology to VeriSign in connection with VeriSign's incorporation and received 4,000,000 shares of VeriSign common stock. On April 17, 1995 and February 20, 1996, the Company purchased 425,000 shares of Series A and 72,091 shares of Series B Convertible Preferred Stock, respectively, of VeriSign for an aggregate purchase price of $687,000. VeriSign was organized to provide digital certificates and related services that use public-key cryptography to ensure essential privacy and authentication features. The Company's voting interest in VeriSign was approximately 27% and 26% at December 31, 1996 and 1997, respectively. The Company uses the equity method to account for its investment in VeriSign. In January 1998, VeriSign had an initial public offering which diluted the Company's ownership to approximately 22% (unaudited) but increased the Company's equity in VeriSign. VeriSign introduced its first products and services in June 1995; as such, it has a limited operating history and through December 31, 1997 has incurred significant net losses, in each year since its inception. There can be no assurance that VeriSign will achieve profitability in the foreseeable future.

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

In August 1997, the Company purchased 877,193 Series C Preferred Shares of Finjan Software Ltd. ("Finjan") for an aggregate purchase price of $1.0 million. Finjan is an Israeli software company organized to develop and market products for the Java Internet security market. The Company's investment in Finjan represents a minority interest of less than 5% of Finjan's capitalization.

In October 1997, the Company purchased 175,285 Ordinary Shares of nCipher Corporation Limited ("nCipher") for an aggregate purchase price of $512,000. nCipher is located in the United Kingdom and develops products designed to accelerate cryptographic processes in Internet security, electronic commerce and other applications. The Company's investment in nCipher represents a minority interest of less than 5% of nCipher's capitalization.

CAPITAL EXPENDITURES

The Company's capital expenditures during 1997 were $10.9 million and were for additional leasehold improvements, office furniture and equipment, as well as computer equipment for product development, testing and support to accommodate the Company's continued growth. During the fourth quarter of 1997, the Company commenced implementation of a system which is designed to better meet the Company's growing world-wide information and business process needs. The Company expects the system, which is represented by the manufacturer to be year 2000 compliant, to be operational in 1998 and estimates the cost at approximately $5.0 million, of which approximately $3.5 million will be spent in 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

continued

LEASING EXPENDITURES

In March 1996, the Company entered into a noncancelable operating lease expiring in 2006 for corporate executive offices in Bedford, Massachusetts. The Company commenced its tenancy in August 1996. The facility consists of approximately 75,000 square feet of office space, and the annual base rent for the first year is $956,000 increasing annually up to $1.2 million for years five through ten. In June 1997 the Company entered into a noncancelable operating lease expiring in 2006 for additional facilities in Bedford, Massachusetts. The Company commenced its tenancy in August 1997. The new facility consists of approximately 32,000 square feet of office space, and the annual base rent for the first four years is $599,000, increasing up to $662,000 for years five through ten.

In November 1997, the Company entered into two noncancelable ten year leases expiring in 2008 for RSA offices in Redwood City, CA. The Company plans to occupy the first facility in March 1998. The first facility consists of approximately 27,000 square feet of office space, and the annual base rent is $1,010,000. The Company plans to occupy the second facility in June 1998. The second facility consists of approximately 31,000 square feet of office space, and the annual base rent is $912,000 and annual operating expenses of $245,000. Both leases have rent escalation provisions covering years two through ten based on the Consumer Price Index.

ROYALTY ARRANGEMENTS AND PURCHASED RESEARCH AND DEVELOPMENT

In September 1997, the Company announced its SecurMessage email security solution, now known as SecurSight for Email, which incorporates technology from Worldtalk Corporation ("Worldtalk") and VeriSign for securing already-deployed enterprise email and groupware applications. In October 1997 the Company paid Worldtalk a one-time prepaid, nonrefundable license fee of $3.0 million in order to obtain favorable pricing. The prepaid asset will be recorded as cost of sales as Worldtalk products are sold.

In November 1996, the Company amended its agreement with Progress Software for the right to use certain of its software to enhance the functionality of the Company's ACE/Server software. In order to obtain favorable pricing the Company pre-paid $1.5 million and $1.25 million during the first and fourth quarters of 1996, respectively, and pre-paid $2.5 million during the first quarter of 1997. The prepaid asset is recorded as cost of sales as products incorporating Progress Software products are sold.

In December 1997, the Company acquired and recorded as purchased technology certain rights to Netscape technology for approximately $3.0 million, which amount is included in accounts payable as of December 31, 1997. The Company plans to incorporate the technology in its SecurSight products.

The Company expended approximately $6.2 million for purchased research and development technology during 1997.

YEAR 2000 COMPLIANCE

Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. Although the Company believes that its products and systems are Year 2000 compliant, the Company utilizes third-party equipment and software that may not be Year 2000 compliant. Failure of such third-party equipment or software to operate properly with regard to the year 2000 and thereafter could require the Company to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on the Company's business, operating results and financial condition.

Furthermore, the purchasing patterns of customers or potential customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available to implement the infrastructure needed to conduct trusted and secure communications and commerce over information networks or to purchase products and services such as those offered by the Company, which could have a material adverse effect on the Company's business, operating results and financial condition.

RECENT ACCOUNTING PRONOUNCEMENTS

In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition", which supersedes SOP No. 91-1. The Company adopted SOP No. 97-2 prospectively on January 1, 1998. SOP No. 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. In March 1998, the AICPA postponed the adoption date of certain provisions of SOP No. 97-2. The Company's management believes that the adoption of SOP No. 97-2 will not have a material effect on the Company's revenues and operating results.

In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards Nos. 130 and 131, "Reporting Comprehensive Income" and "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 130" and "SFAS 131," respectively). The Company will be required to adopt the provisions of these statements in fiscal 1998. SFAS 130 provides standards for reporting items considered to be "comprehensive income" and uses the term "other comprehensive income" to refer to revenues, expenses, gains and losses that are included in comprehensive income under generally accepted accounting principles but excluded from net income. Currently the only items presented in the Company's consolidated financial statements that would be considered other comprehensive income as defined in SFAS 130 are the unrealized gains and losses on marketable securities and cumulative translation adjustments, which are recorded as components of stockholders' equity. SFAS 131 establishes new standards for reporting information about operating segments. The Company believes the segment information required to be disclosed under SFAS 131 will be more comprehensive than previously provided, including expanded disclosure of income statement and balance sheet items for each reportable operating segment. The Company has not yet completed its analysis of the operating segments it will report on. The Company believes that the provisions of SFAS 130 will not, when adopted, have a material impact on the Company's financial statements.

ACCOUNTING FOR CERTAIN STOCK OPTIONS

On October 18, 1995, January 24, 1996, April 1, 1996 and April 24, 1996, the Company's Board of Directors or the Compensation Committee of the Company's Board of Directors granted stock options to employees to purchase 32,000, 605,600, 200,000 and 38,900 shares of the Company's Common Stock at exercise prices of $14.25, $24.76, $24.30 and $38.20, respectively, subject to stockholder approval (obtained on May 22, 1996) of an increase in the number of shares available for grant. The exercise prices represented the fair market value on the dates of grant. As permitted by Statement of Financial Accounting Standard No. 123, which became effective on January 1, 1996, the Company has elected to continue to apply the intrinsic value method of Accounting Principles Board Opinion No. 25 for stock-based compensation to employees.

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

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

This Annual Report to Stockholders contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. The following important factors, among others, could cause actual results to differ materially from those indicated by forward-looking statements made in this Annual Report to Stockholders and presented elsewhere by management from time to time. Such forward-looking statements represent management's current expectations and are inherently uncertain. Investors are warned that actual results may differ from management's expectations

A number of uncertainties exist that could affect the Company's future operating results, including, without limitation, general economic conditions, the Company's continued ability to develop and introduce products, the introduction of new products by competitors, pricing practices of competitors, expansion of the Company's sales distribution capability, the cost and availability of components and the Company's ability to control costs.

The Company's success is dependent in part on its ability to complete its integration of the operations of DynaSoft and RSA in an efficient and effective manner. The successful combination of the Company, DynaSoft and RSAin a rapidly changing high technology industry may be more difficult to accomplish than in other industries. The combination of the three companies will require, among other things, integration of the companies' respective product offerings and coordination of their sales and marketing and research and development efforts. There can be no assurance that such integration will be accomplished smoothly or successfully. The difficulties of such integration may be increased by the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

continued

necessity of coordinating geographically separated organizations. The integration of certain operations will require the dedication of management resources which may temporarily distract attention from the day-to-day business of the combined company. The inability of management to successfully integrate the operations of the three companies could have a material adverse effect on the business and results of operations of the Company.

The Company's success is also dependent on the success of its SecurSight strategy, which is a security solution being developed by the Company that would enable organizations to support and manage the growing use of public and private keys, digital signatures and digital certificates for assuring confidentiality and privacy on an enterprise-wide scale. The success of SecurSight is dependent on a number of factors, including without limitation delays in product development, undetected software errors or bugs, competitive pressures, technical difficulties, market acceptance of new technologies, including without limitation the use and implementation of various certificate management and key management technologies, changes in customer requirements and government regulations, delays in developing strategic partnerships and general economic conditions.

The Company's success is highly dependent on its ability to enhance its existing products and to develop and introduce new products in a timely manner. If the Company were to fail to introduce new products on a timely basis, the Company's operating results could be adversely affected. To date, substantially all of the Company's revenues have been attributable to sales of its enterprise network and data security products, the licensing of encryption engines and the provision of related services, and existing and new versions of such products are expected to continue to represent a high percentage of the Company's revenue for the foreseeable future. As a result, any factor adversely affecting sales of these products and services could have a material adverse effect on the Company's financial condition and results of operations.

Certain components of the Company's products are currently purchased from a single or limited sources and any interruption in the supply of such components could adversely affect the Company's operating results.

The Company's quarterly operating results may vary significantly depending on a number of factors, including the timing of the introduction or enhancement of products by the Company or its competitors, the sizes, timing and shipment of individual orders, market acceptance of new products, changes in the Company's operating expenses, personnel changes, mix of products sold, changes in product pricing, development of the Company's direct and indirect distribution channels and general economic conditions.

International sales have represented a significant portion of the Company's sales. The international business and financial performance of the Company may be affected by fluctuations in foreign exchange rates, difficulties in managing accounts receivable, tariff regulations and difficulties in obtaining export licenses.

All of the Company's products are subject to export controls under U.S. law and applicable foreign government restrictions, including without limitation restrictions on the export of encryption technology. The Company believes it has obtained necessary export approvals for the export of the products it currently exports. There can be no assurance, however, that the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, will not be revised from time to time, or that the Company will be able to obtain necessary regulatory approvals for the export of future products. The inability of the Company to obtain required approvals under these regulations could adversely affect the ability of the Company to make international sales. In addition the Company may be at a disadvantage in competing for international sales compared to companies located outside the United States that are not subject to such restrictions.

INDEPENDENT AUDITORS' REPORT

[DELOITTE & TOUCHE LLP LOGO]

To the Board of Directors and Stockholders of Security Dynamics Technologies, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Security Dynamics Technologies, Inc. (the "Company") and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the acquisition of DynaSoft AB, which has been accounted for as a pooling of interests as described in Note 2 of notes to the consolidated financial statements. We did not audit the consolidated statements of income, stockholders' equity, and cash flows of RSA Data Security, Inc. for the year ended December 31, 1995, which consolidated statements reflect, total revenues of $11,600,000 for the year ended December 31, 1995. Those consolidated statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for RSA Data Security, Inc. for 1995, is based solely on the report of such other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Security Dynamics Technologies, Inc. and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

As discussed in Note 4 of the notes to the consolidated financial statements, in 1996 the Company changed its method of accounting for option grants requiring stockholder approval in 1996.


/s/ Deloitte & Touche LLP

March 20, 1998

Boston, Massachusetts

CONSOLIDATED BALANCE SHEETS

Security Dynamics Technologies, Inc. and Subsidiaries

(In thousands, except share data)

                                                                                 DECEMBER 31,
                                                                       ------------------------------
ASSETS                                                                      1996               1997
-----------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and equivalents                                                  $ 11,175             $ 95,747
  Marketable securities                                                   95,320               68,064
  Accounts receivable (less allowance for doubtful accounts of $527
   in 1996 and $742 in 1997)                                              16,500               26,193
  Inventory                                                                2,606                3,035
  Prepaid expenses and other                                               4,204                9,284
  Prepaid income taxes                                                        --                2,562
  Deferred taxes                                                              --                1,426
                                                                       ------------------------------
     TOTAL CURRENT ASSETS                                                129,805              206,311
                                                                       ------------------------------

PROPERTY AND EQUIPMENT
  Furniture and equipment                                                 11,301               20,842
  Leasehold improvements                                                   2,863                4,528
                                                                       ------------------------------
     TOTAL PROPERTY AND EQUIPMENT                                         14,164               25,370

Less accumulated depreciation and amortization                            (3,596)              (7,878)
                                                                       ------------------------------
     PROPERTY AND EQUIPMENT -- NET                                        10,568               17,492
                                                                       ------------------------------

OTHER ASSETS:
  Investments                                                              2,924                3,699
  Purchased technology and capitalized software costs -- net                 197                   86
  Deferred taxes                                                           1,026                3,371
  Other                                                                    1,455                  713
                                                                       ------------------------------
     TOTAL OTHER ASSETS                                                    5,602                7,869
                                                                       ------------------------------
TOTAL                                                                   $145,975             $231,672
                                                                       ------------------------------

See notes to consolidated financial statements

                                                                                         DECEMBER 31,
                                                                            ----------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY                                               1996                 1997
--------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Accounts payable                                                              $   5,119            $  10,966
  Accrued payroll and related benefits                                              4,829                5,254
  Accrued expenses and other                                                        4,269                4,041
  Income taxes payable                                                                 51                   --
  Deferred revenue                                                                  5,503                9,039
  Deferred taxes                                                                      832                   --
                                                                            ----------------------------------
     TOTAL CURRENT LIABILITIES                                                     20,603               29,300
                                                                            ----------------------------------
Minority Interests                                                                  1,194                3,099
                                                                            ----------------------------------

COMMITMENTS AND CONTINGENCIES (Notes 7 and 9)

STOCKHOLDERS' EQUITY
  Common stock, $.01 par value; authorized, 80,000,000 shares; issued,
  37,220,893 and 39,682,776 shares in 1996 and 1997;
  outstanding, 37,220,597 and 39,682,267 shares in 1996 and 1997                      372                  397
  Additional paid-in capital                                                      102,322              165,610
  Retained earnings                                                                17,685               34,053
  Deferred stock compensation                                                        (174)                (116)
  Treasury stock, common, at cost, 296 shares in 1996, 509 in 1997                     --                   --
  Cumulative translation adjustment                                                   493                 (750)
  Unrealized gain on marketable securities -- net                                   3,480                   79
                                                                            ----------------------------------
     TOTAL STOCKHOLDERS' EQUITY                                                   124,178              199,273
                                                                            ----------------------------------
TOTAL                                                                           $ 145,975            $ 231,672
                                                                            ----------------------------------

CONSOLIDATED STATEMENTS OF INCOME

Security Dynamics Technologies, Inc. and Subsidiaries

(In thousands, except per share data)


                                                              YEARS ENDED DECEMBER 31,
                                                ----------------------------------------------
                                                         1995           1996            1997
----------------------------------------------------------------------------------------------
REVENUE                                               $  49,412      $  83,817       $ 135,930

COST OF REVENUE                                           8,920         18,207          28,502
                                                ----------------------------------------------
GROSS PROFIT                                             40,492         65,610         107,428
COSTS AND EXPENSES:
  Research and development                                6,292         12,382          20,070
  Purchased research and development                        648          1,000           6,210
  Marketing and selling                                  14,263         24,429          40,926
  General and administrative                             10,375         13,403          15,371
  Merger and integration                                     --          6,100           5,700
                                                ----------------------------------------------
      Total                                              31,578         57,314          88,277
                                                ----------------------------------------------
INCOME FROM OPERATIONS                                    8,914          8,296          19,151
Interest income and other                                 1,905          4,849           6,209
Gain on sale of marketable securities                        --         11,027           4,264
                                                ----------------------------------------------
Income before provision for income taxes                 10,819         24,172          29,624
Provision for income taxes                                3,369         10,997          13,142
Minority interests                                           --             --            (114)
                                                ----------------------------------------------
NET INCOME                                            $   7,450      $  13,175       $  16,368
                                                ----------------------------------------------

BASIC EARNINGS PER SHARE
  Per share amount                                    $    0.23      $    0.36       $    0.43
                                                ----------------------------------------------
  Weighted average shares                                31,793         36,381          38,172
                                                ----------------------------------------------
DILUTED EARNINGS PER SHARE
  Per share amount                                    $    0.22      $    0.34       $    0.41
                                                ----------------------------------------------
   Weighted average shares                               31,793         36,381          38,172
   Effect of dilutive options                             2,209          2,533           1,692
                                                ----------------------------------------------
  Adjusted weighted average shares                       34,002         38,914          39,864
                                                ----------------------------------------------

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Security Dynamics Technologies, Inc. and Subsidiaries

(In thousands, except share data)


                                              COMMON STOCK        ADDITIONAL    RETAINED      DEFERRED         TREASURY STOCK
                                        -----------------------    PAID-IN      EARNINGS       STOCK       -----------------------
                                           SHARES      AMOUNTS     CAPITAL      (DEFICIT)   COMPENSATION     SHARES        AMOUNT
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1995                29,601,507      $295      $ 33,073      $ (2,940)     $ (275)          296         $  --

Exercise of stock options                  957,434        10           632            --          --            --            --
Tax benefit arising from
  exercise of stock options                     --        --           225            --          --            --            --
Deferred stock compensation                     --        --           157            --        (157)           --            --
Amortization of deferred stock
  compensation                                  --        --            --            --         140            --            --
Issuance of common stock                 4,578,830        46        60,365            --          --            --            --
Translation adjustment                          --        --            --            --          --            --            --
Change in unrealized gain
  on marketable securities                      --        --            --            --          --            --            --
Net income                                      --        --            --         7,450          --            --            --
                                     ----------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1995              35,137,771       351        94,452         4,510        (292)          296            --

Exercise of stock options                  817,123         8         2,598            --          --            --            --
Tax benefit arising from
  exercise of stock options                     --        --         3,702            --          --            --            --
Compensation expense                            --        --         1,049            --          --            --            --
Amortization of deferred stock
  compensation                                  --        --            --            --         118            --            --
Issuance of common stock                 1,265,999        13           521            --          --            --            --
Translation adjustment                          --        --            --            --          --            --            --
Change in unrealized gain on
  marketable securities                         --        --            --            --          --            --            --
Net income                                      --        --            --        13,175          --            --            --
                                     ----------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1996              37,220,893       372       102,322        17,685        (174)          296            --

Settlement of RSA escrow                   (36,037)       --            --            --          --           213            --
Exercise of stock options                1,031,322        10         5,485            --          --            --            --
Tax benefit arising from
  exercise of stock options                     --        --         2,012            --          --            --            --
Payments to Acquisition shareholders      (159,402)       (1)       (6,037)           --          --            --            --
Issuance of common stock                 1,626,000        16        61,092            --          --            --            --
Compensation expense                            --        --           736            --          --            --            --
Amortization of deferred stock
  compensation                                  --        --            --            --          58            --            --
Translation adjustment                          --        --            --            --          --            --            --
Change in unrealized gain on
  marketable securities                         --        --            --            --          --            --            --
Net income                                      --        --            --        16,368          --            --            --
                                     ----------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1997              39,682,776      $397      $165,610      $ 34,053      $ (116)          509         $  --
                                     ----------------------------------------------------------------------------------------------

                                                       UNREALIZED
                                        CUMULATIVE      GAIN ON
                                        TRANSLATION    MARKETABLE    STOCKHOLDERS'
                                        ADJUSTMENT     SECURITIES       EQUITY
-----------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1995                  $  (493)     $    --       $ 29,660

Exercise of stock options                      --           --            642
Tax benefit arising from
  exercise of stock options                    --           --            225
Deferred stock compensation                    --           --             --
Amortization of deferred stock
  compensation                                 --           --            140
Issuance of common stock                       --           --         60,411
Translation adjustment                        588           --            588
Change in unrealized gain
  on marketable securities                     --        9,910          9,910
Net income                                     --           --          7,450
                                     ----------------------------------------------

BALANCE, DECEMBER 31, 1995                     95        9,910        109,026

Exercise of stock options                      --           --          2,606
Tax benefit arising from
  exercise of stock options                    --           --          3,702
Compensation expense                           --           --          1,049
Amortization of deferred stock
  compensation                                 --           --            118
Issuance of common stock                       --           --            534
Translation adjustment                        398           --            398
Change in unrealized gain on
  marketable securities                        --       (6,430)        (6,430)
Net income                                     --           --         13,175
                                     ----------------------------------------------

BALANCE, DECEMBER 31, 1996                    493        3,480        124,178

Settlement of RSAescrow                        --           --             --
Exercise of stock options                      --           --          5,495
Tax benefit arising from
  exercise of stock options                    --           --          2,012
Payments to Acquisition shareholders           --           --         (6,038)
Issuance of common stock                       --           --         61,108
Compensation expense                           --           --            736
Amortization of deferred stock
  compensation                                 --           --             58
Translation adjustment                     (1,243)          --         (1,243)
Change in unrealized gain on
  marketable securities                        --       (3,401)        (3,401)
Net income                                     --           --         16,368
                                     ----------------------------------------------

BALANCE, DECEMBER 31, 1997                $  (750)     $    79       $199,273
                                     ----------------------------------------------

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Security Dynamics Technologies, Inc. and Subsidiaries

(In thousands)

                                                                                     YEARS ENDED DECEMBER 31,
                                                                      -------------------------------------------------
                                                                             1995             1996               1997
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                              $   7,450         $  13,175         $  16,368
  Adjustments to reconcile net income to net cash
   provided by (used for) operating activities:
    Gain on sale of marketable securities                                        --           (11,027)           (4,264)
    Deferred taxes                                                             (988)           (1,393)           (2,337)
    Purchased research and development                                          648             1,000             6,210
    Depreciation and amortization                                             1,085             1,815             4,352
    Provision for notes receivable                                              200                --                --
    Stock compensation                                                          181             1,167               794
    Minority interests                                                           --                --              (114)
    Increase (decrease) in cash from changes in:
      Accounts receivable                                                    (3,281)           (7,950)          (10,428)
      Inventory                                                                (309)           (1,161)             (429)
      Prepaid expenses and other                                             (1,125)           (2,666)           (5,099)
      Accounts payable                                                        1,573             2,241             1,594
      Accrued payroll and related benefits                                    1,808             1,652               510
      Accrued expenses and other                                                824             1,938                33
      Prepaid and income taxes payable                                          507              (453)           (4,850)
      Deferred revenue                                                        2,320             1,000             3,653
                                                                      -------------------------------------------------
         NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES                10,893              (662)            5,993
                                                                      -------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of marketable securities                                       (64,730)         (119,619)         (104,172)
    Sales and maturities of marketable securities                            27,842            85,975           133,804
    Purchases of property and equipment                                      (1,891)           (9,418)          (10,891)
    Notes receivable                                                           (274)               --                --
    Capitalized software costs and purchased technology                        (924)           (1,061)           (1,410)
    Investments and other                                                      (734)           (3,224)           (1,616)
                                                                      -------------------------------------------------
         NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES               (40,711)          (47,347)           15,715
                                                                      -------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from sale of common stock, net of issuance costs                60,411               534            61,108
    Payments to Acquisition shareholders                                         --                --            (6,038)
    Proceeds from exercise of stock options and purchase plans                  642             2,606             5,495
    Tax benefit from exercise of stock options                                  225             3,702             2,012
    Minority interests                                                           --             1,213             1,905
    Other                                                                      (786)              537                --
                                                                      -------------------------------------------------
         NET CASH PROVIDED BY FINANCING ACTIVITIES                           60,492             8,592            64,482
                                                                      -------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND EQUIVALENTS                         195              (138)           (1,618)
                                                                      -------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS                              30,869           (39,555)           84,572

CASH AND EQUIVALENTS, BEGINNING OF PERIOD                                    19,861            50,730            11,175
                                                                      -------------------------------------------------
CASH AND EQUIVALENTS, END OF PERIOD                                       $  50,730         $  11,175         $  95,747
                                                                      -------------------------------------------------

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Security Dynamics Technologies, Inc. and Subsidiaries

(In thousands, except per share data)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS -- Security Dynamics Technologies, Inc. ("SDI," which, together with its subsidiaries, is referred to as the "Company") is a leading provider of enterprise network and data security solutions. The Company's products help companies conduct business securely, protect corporate information assets and facilitate business-to-business electronic commerce. The Company's products include its SecurID "tokens" and ACE/Server software, which authenticate the identity of users accessing networked or stand-alone computer resources, RSA developer toolkits and other products used to implement cryptographic data security applications and the BoKS product family, which provides a broad range of security solutions, including secure single sign-on solutions.

The principal markets for the Company's products are the United States, Canada, Latin America, Europe and the Asia/Pacific, with the United States, Europe and Asia/Pacific currently being the largest.

PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include all accounts of SDI and its subsidiaries including RSA Data Security, Inc. ("RSA"). Strategic equity investments are either accounted for under the equity method or, for where the Company does not have the ability to exercise significant influence are carried at cost.

In 1996 and 1997, RSA sold minority interests, aggregating 26% in its Japanese subsidiary to third parties for $1,213 and $1,905, respectively. The minority interest in the subsidiaries' profits and losses is separately presented in the accompanying consolidated income statement.

REVENUE RECOGNITION -- Revenue from software license fees, developer toolkits, patent license fees and the sale of hardware products is recognized upon shipment of the product, provided that no significant obligations remain and collection of the receivable is considered probable. Shipments to distributors are based upon receipt of a purchase order from end users by the distributor. Revenue from charges for maintenance services is deferred and recognized ratably over the maintenance period, generally twelve months. No customer accounted for 10% or more of the Company's revenue in any period reported.

WARRANTY POLICY -- The Company's standard practice is to provide a warranty on all SecurID tokens for the customer-selected programmed life of the token and to replace any damaged tokens (other than tokens damaged by a user's negligence or alteration) free of charge. The Company generally sells each of its other products to customers with a warranty for a specified period. The Company provides a reserve for warranties based upon historical experience.

INVENTORY -- Inventory consists primarily of SecurID tokens and is stated at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (two to ten years).

RESEARCH AND DEVELOPMENT, CAPITALIZED SOFTWARE AND PURCHASED TECHNOLOGY COSTS -- Research and development costs, including purchased research and development, are expensed as incurred. The Company capitalizes certain software costs after technological feasibility has been established. Capitalized amounts are reported at the lower of unamortized cost or net realizable value and are amortized to cost of revenue over the estimated useful lives (two to three years) starting at the general release of the software product to customers. Purchased technology consists of acquired software and is recorded at cost. Amortization is provided over estimated lives of two years. Amortization expense for capitalized software and purchased technology approximated $298, $330 and $111 for 1995, 1996 and 1997, respectively.

In December 1997, the Company acquired and recorded as purchased technology certain rights to Netscape technology for approximately $3.0 million, which amount is included in accounts payable as of December 31, 1997. The Company plans to incorporate the technology in its SecurSight products. The Company expended approximately $6.2 million for purchased research and development technology during 1997.

CASH EQUIVALENTS -- The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

MARKETABLE SECURITIES -- The Company classifies its marketable securities as "available for sale," and, accordingly, carries such securities at aggregate fair value. Unrealized gains and losses are included as a component of stockholders' equity, net of tax effect. The Company's marketable securities consisted of the following:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

continued

                                                               DECEMBER 31,
                                   -------------------------------------------------------------
                                                      1996                         1997
------------------------------------------------------------------------------------------------
                                           AGGREGATE                      AGGREGATE
                                           FAIR VALUE       COST          FAIR VALUE      COST
                                   -------------------------------------------------------------
U.S. Government obligations                  $88,171       $88,161         $67,582       $67,510
Corporate equity securities                    5,809            20             482           422
Corporate debt securities                      1,340         1,340              --            --
                                   -------------------------------------------------------------
Total                                        $95,320       $89,521         $68,064       $67,932
                                   -------------------------------------------------------------

At December 31, 1996 and 1997, substantially all of the Company's U.S. Government obligations and corporate debt securities had contractual maturities of two years or less. There were no sales of marketable securities in 1995. Proceeds from the sale of marketable securities were $11,027 and $4,264 in 1996 and 1997, respectively. The specific identified cost basis of the securities was used to determine the gain. Unrealized gross gains at December 31, 1996 and 1997 were $5,799 and $132, respectively.

ADVERTISING -- Advertising costs are expensed as incurred. Total advertising expense was approximately $501, $561 and $638 for 1995, 1996 and 1997, respectively.

INCOME TAXES -- The Company utilizes the liability method of accounting for income taxes. Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. The Company provides for taxes on the undistributed earnings of foreign subsidiaries which are ultimately expected to be remitted to the parent company. Unrecognized provisions for taxes on undistributed earnings of foreign subsidiaries which are considered permanently invested are not material to the Company's consolidated financial position or results of operations.

FOREIGN CURRENCY -- The Company considers the local currencies of the countries in which the Company's branches and subsidiaries are domiciled to be the functional currencies. Translation adjustments are accumulated in a separate component of equity.

EARNINGS PER SHARE -- In the fourth quarter of 1997, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings per Share." The Company changed the method used to compute earnings per share and restated all prior periods in accordance with SFAS No. 128. SFAS No. 128 supersedes Accounting Principles Board Opinion No. 15 and is intended to simplify the computation of earnings per share and to make the U.S. computations more comparable with international computations by requiring the presentation of basic and fully diluted earnings per share. The Company's only dilutive stock equivalents are stock options.

FINANCIAL INSTRUMENTS -- The carrying values of cash and equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments. Marketable securities are carried at aggregate fair value. The Company's interest in VeriSign (Note 3) is accounted for under the equity method. Other investments represent strategic equity positions in companies and are stated at cost. It is not practicable to measure the estimated fair value of such investments.

Two companies in which the Company has equity positions had initial public offerings in 1996. In April 1997, an amendment to Rule 144 under the Securities Act of 1933, became effective, which, among other things, shortened the holding periods for sales of restricted securities under Rule 144. As a result of this amendment, the Rule 144 holding-period requirements for certain restricted securities (including shares of common stock of the two companies which completed initial public offerings in 1996) currently held by the Company have been met in 1997. Accordingly, these restricted securities, which had a cost of $737, have been reclassified in 1997 from investments to marketable securities.

USE OF ESTIMATES -- The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK -- The Company licenses its ACE/Server and BoKS software and token technology to various customers in a diverse industry range. Toolkit and patent licenses are issued primarily to companies in the computer and software industries. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company generally requires no collateral from its customers.

STOCK-BASED COMPENSATION -- The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for stock option grants to employees (and non-employees prior to January 1, 1996). Since January 1, 1996, the Company applies SFAS No. 123, "Accounting for Stock-Based Compensation" and related interpretations for accounting for stock option grants to non-employees.

LONG-LIVED ASSETS -- Effective January 1, 1996, the Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," for 1996. The adoption of SFAS No. 121 did not have an impact on the Company's consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS -- In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards Nos. 130 and 131, "Reporting Comprehensive Income" and "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 130" and "SFAS 131", respectively). The Company will be required to adopt the provisions of these statements in fiscal 1998. SFAS 130 provides standards for reporting items considered to be "comprehensive income" and uses the term "other comprehensive income" to refer to revenue, expenses, gains and losses that are included in comprehensive income under generally accepted accounting principles but excluded from net income. Currently the only items considered other comprehensive income, as defined in SFAS 130, are the unrealized gains and losses on marketable securities and cumulative translation adjustments, which are recorded as components of stockholders' equity. SFAS 131 establishes new standards for reporting information about operating segments. The Company believes the segment information required to be disclosed under SFAS 131 will be more comprehensive than previously provided, including expanded disclosure of income statement and balance sheet items for each reportable operating segment. The Company has not yet completed its analysis of the operating segments it will report on. The Company believes that the provisions of SFAS 130 will not, when adopted, have a material impact on the Company's consolidated financial statements.

In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition", which supersedes SOP No. 91-1. The Company adopted SOP No. 97-2 prospectively for software transactions entered into after January 1, 1998. SOP No. 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. In March 1998, the AICPA postponed the adoption date of certain provisions of SOP No. 97-2. The Company's management believes that the adoption of SOP No. 97-2 will not have a material effect on the Company's consolidated revenues and operating results.

2. MERGER AND ACQUISITION

On July 15, 1997, SDI acquired DynaSoft AB (the "Acquisition" and "DynaSoft," respectively). On July 26, 1996, SDI completed a merger with RSA Data Security, Inc. (the "Merger" and "RSA," respectively). The Acquisition and the Merger have been accounted for as poolings of interests and therefore the consolidated financial statements for all periods prior to the Merger and the Acquisition have been restated to include the accounts and operations of RSA and DynaSoft with those of SDI. Expenses related to these transactions for investment banking, professional fees and other direct expenses are recorded at the respective dates of the Acquisition and Merger.

RSA, located in Redwood City, California, is a leader in cryptography and develops, markets and supports cryptographic data security products and provides related consulting services. Products are licensed to original equipment manufacturers ("OEMs"), which incorporate the technology into their products. Developer toolkits and other products are used to implement cryptographic data security applications such as electronic mail, communications privacy, client/server data security, smart cards and other key information technologies.

DynaSoft is based in Stockholm, Sweden and offers a range of software security solutions, including secure single sign-on ("SSSO") solutions, through its BoKS product family. Products are sold worldwide through direct sales and through OEM licensing agreements with Sun Microsystems, Hewlett-Packard, and other companies.

Under the terms of the Merger, each share of RSA common stock was exchanged for
1.66112 shares of the Company's common stock and the Company issued a total of 6,683,078 shares of its common stock to RSA stockholders and options to purchase a total of 1,316,922 shares of the Company's common stock to option holders of RSA.

Under the terms of the Acquisition, the Company issued approximately 2.7 million shares of common stock in exchange for approximately 95% of the outstanding shares and certain of the outstanding options to acquire shares of DynaSoft. The Company paid $6,038 to certain stockholders of DynaSoft in exchange for the remaining outstanding shares and options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

continued

Investment banking, professional fees and other direct expenses incurred in connection with the Merger were approximately $6,100 in 1996. In the third quarter of 1997, the Company accrued a charge of $7,000 representing the estimated direct costs of the DynaSoft Acquisition. In the fourth quarter, the Company's actual direct costs were determined to be approximately $5,400, a difference of $1,600. The difference came from lower than expected legal and other professional fees and from a change in the planned use of the DynaSoft facilities. As a result, the Company reversed $1,600 of the original accrual in the fourth quarter of 1997. As of December 31, 1997, approximately $325, representing unbilled professional fees and unsettled lease obligations, remains unpaid.

In December 1997, the Company committed to a plan to integrate the DynaSoft operations into its worldwide structure. The plan of integration encompasses the severing of 9 DynaSoft employees and consultants, all of whom have been notified of their pending termination from the Company prior to December 31, 1997. In connection with this plan, the Company accrued severance and other related costs of $300 in the fourth quarter of 1997. As of December 31, 1997, four of the employees have been terminated, whereby the Company paid severance of $49. The remaining 5 employees/consultants were terminated in early 1998, at which time the Company paid the remaining amounts contemplated under the plan.

No adjustments to conform accounting policies of the Company and RSA were required. Adjustments to conform accounting policies of DynaSoft to those of the Company were not material.

Revenue and net income (loss) for the previously separate companies were:

                                          YEARS ENDED DECEMBER 31,
                             -----------------------------------------------
                                   1995            1996              1997
----------------------------------------------------------------------------
REVENUE

SDI                              $  33,804      $  70,105          $ 130,653
RSA                                 11,600          6,043(a)              --
DynaSoft                             4,008          7,669              5,277(b)
                             -----------------------------------------------
   Total                         $  49,412      $  83,817          $ 135,930
                             -----------------------------------------------
NET INCOME (LOSS)
SDI                              $   5,812      $  13,428          $  16,523
RSA                                    950           (383)(a)             --
DynaSoft                               688            130               (155)(b)
                             -----------------------------------------------
   Total                         $   7,450      $  13,175          $  16,368
                             -----------------------------------------------

(a) Revenue and net loss of RSA for 1996 include only the six month period prior to the consummation of the Merger.

(b) Revenue and net loss of DynaSoft for 1997 include only the six month period prior to the consummation of the Acquisition.

Pursuant to escrow agreements entered into with the Company by certain of the stockholders of DynaSoft and by RSA in connection with the Acquisition and the Merger, respectively, 10.0% of the shares of the Company's common stock issued to holders of DynaSoft's stock and 12.5% of the shares of the Company's common stock issued to holders of RSA stock and issuable to holders of RSA options were placed in escrow, pending settlement of any breaches of representations, warranties or covenants to the Acquisition and Merger agreements. In June 1997, the Company and the holders of the RSA shares reached a settlement with respect to claims against the escrow shares and 36,250 shares were distributed to the Company and 837,957 shares were distributed to the holders of the RSA stock. Of the shares received by the Company, 213 shares were accounted for as treasury stock and the remainder were canceled.

3. INVESTMENTS

Investments were as follows:

                                                                DECEMBER 31,
                                                    ----------------------------
                                                         1996               1997
--------------------------------------------------------------------------------
VeriSign, Inc.                                           $  687           $  687
VPNet Technologies, Inc.                                  1,500            1,500
nCipher Corporation Ltd.                                     --              512
Finjan Software Ltd.                                         --            1,000
Other                                                       737               --
                                                    ----------------------------
  Total                                                  $2,924           $3,699
                                                    ----------------------------

Prior to 1997, other investments were carried at the lower of cost or estimated realizable value (See Note 1, "Financial Instruments").

VERISIGN, INC. ("VERISIGN") -- During 1995, RSA granted certain rights and priveleges in certain technology to Verisign in connection with VerSign's incorporation and received 4,000,000 shares of VeriSign common stock. On April 17, 1995, and February 20, 1996, SDI purchased 425,000 shares of Series A and 72,091 shares of Series B Convertible Preferred Stock, respectively, for an aggregate purchase price of $687. VeriSign was organized to provide digital certificates and related services that use public-key cryptography to ensure essential privacy and authentication features. The Company's voting interest in VeriSign was approximately 27% and 26% at December 31, 1996 and 1997, respectively. The Company uses the equity method to account for its investment in VeriSign. The Company's equity interest in VeriSign was zero in 1996 and 1997 and the Company recognized no equity interest in VeriSign's net losses. In January 1998 VeriSign had an initial public offering of 3 million shares of its common stock. The Company's series A and B convertible preferred stock converted to common stock in connection with the offering. The offering diluted the Company's ownership to approximately 22% but increased the Company's equity in VeriSign. As of December 31, 1997, VeriSign had total assets and liabilities of $24,406 (unaudited) and $11,937 (unaudited), respectively. For the year ended December 31, 1997 VeriSign had a net loss of $19,195 (unaudited).

VPNET TECHNOLOGIES, INC. -- On December 2, 1996, the Company purchased 250,000 shares of Series B Preferred Stock of VPNet Technologies, Inc. ("VPNet") of San Jose, California, for an aggregate purchase price of $1,500. VPNet was organized to develop and market products and technologies for implementing high-performance virtual private networks. The Company's investment in VPNet represents a minority interest of less than 10% of VPNet's capitalization and is carried at cost.

nCIPHER CORPORATION LTD. -- In October 1997, the Company purchased 175,285 Ordinary Shares of nCipher Corporation Limited ("nCipher") for an aggregate purchase price of $512. nCipher is located in the United Kingdom and develops products designed to accelerate cryptographic processes in Internet security, electronic commerce and other applications. The Company's investment in nCipher represents a minority interest of less than 5% of nCipher's capitalization and is carried at cost.

FINJAN SOFTWARE LTD. -- In August 1997, the Company purchased 877,193 Series C Preferred Shares of Finjan Software Ltd. ("Finjan") for an aggregate purchase price of $1.0 million. Finjan is an Israeli software company organized to develop and market products for the Java Internet security market. The Company's investment in Finjan represents a minority interest of less than 5% of Finjan's capitalization and is carried at cost.

4. STOCK OPTION AND PURCHASE PLANS

1994 STOCK OPTION PLAN ("1994 PLAN") -- In October 1994, the Board of Directors adopted the Company's 1994 Plan. The 1994 Plan authorizes (i) the grant of options to purchase common stock intended to qualify as incentive stock options and (ii) the grant of options that do not so qualify (non-statutory options) to employees, officers, directors and consultants of the Company. Option exercise prices for incentive stock options granted under the 1994 Plan may not be less than 100% of the fair market value of the shares. In general, options granted under the 1994 Plan become exercisable in equal annual installments over four years and expire ten years from the date of grant. On April 24, 1997, at the Annual Meeting of Stockholders of the Company, the stockholders adopted an amendment increasing the number of shares authorized for issuance under the 1994 Plan from 4,820,000 to 6,570,000. Shares of common stock available for option grants were 356,917 at December 31, 1997. On January 22, 1998, the Board of Directors adopted, subject to stockholder approval, an amendment to the 1994 Plan increasing the number of shares of common stock

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

continued

authorized for issuance from 6,570,000 to 9,570,000 shares in the aggregate.

1994 DIRECTOR STOCK OPTION PLAN ("DIRECTOR PLAN") -- In October 1994, the Board of Directors adopted the Company's Director Plan. The Director Plan permits the granting of options to purchase up to a maximum of 300,000 shares of common stock to non-employee members of the Board of Directors. The exercise price of the options may not be less than 100% of the fair market value on the date of the grant. Options granted under the Director Plan become exercisable at the earlier of the date of the next Annual Meeting of Stockholders or one year from the date of grant and expire ten years from the date of grant. Shares of common stock available for option grant were 115,000 at December 31, 1997.

1994 EMPLOYEE STOCK PURCHASE PLAN ("PURCHASE PLAN") -- In October 1994, the Board of Directors adopted the Company's Purchase Plan. The Purchase Plan provides for sales to participating employees of up to 400,000 shares of common stock, at prices of not less than 85% of the closing price on either the first day or the last day of the offering period, whichever is lower. Shares purchased under the Plan were 35,716, and 91,408 and 145,203 in 1995, 1996 and 1997, respectively.

RSA OPTIONS -- At the effective date of the Merger, the then-outstanding options to purchase shares of RSA common stock, issued under RSA's 1987 Stock Option Plan (the "RSA Option Plan"), were exchanged for options to purchase an aggregate of 1,316,922 shares of the Company's common stock. All option activity data has been retroactively adjusted to the earliest period presented to give effect to the conversion of the RSA options. Incentive stock options and non-statutory stock options were awarded to employees, officers, directors, consultants and independent contractors and were generally immediately exercisable for a term of five years. In the event of termination of employment or consulting services, the Company has the option to repurchase at the original exercise price any unvested shares. At December 31, 1997, options as to 871,208 shares were subject to repurchase rights, and a total of 40,843 shares were subject to repurchase which were previously issued upon the exercise of stock options.

DYNASOFT OPTIONS -- In connection with the acquisition of DynaSoft, the Company exchanged options to purchase 44,931 shares of the Company's common stock for then outstanding options to purchase shares of DynaSoft.

A summary of stock option activity under all plans, including converted RSA and DynaSoft options, is as follows:

                                                             WEIGHTED AVERAGE
                                                                EXERCISE
                                                SHARES       PRICE PER SHARE
--------------------------------------------------------------------------------
Outstanding at January 1, 1995                 2,695,696         $ 0.47
  Granted                                      1,485,486           5.25
  Exercised                                     (921,718)          0.47
  Canceled                                       (80,269)          0.95
                                         ---------------------------------------
Outstanding at December 31, 1995               3,179,195           2.69
  Granted                                      2,332,212          29.12
  Exercised                                     (761,633)          2.33
  Canceled                                       (27,317)         21.57
                                         ---------------------------------------
Outstanding at December 31, 1996               4,722,457          15.71
  Granted                                      2,437,383          34.29
  Exercised                                     (959,143)          3.58
  Canceled                                      (147,056)         26.43
                                         ---------------------------------------
Outstanding at December 31, 1997               6,053,641          24.87
                                         ---------------------------------------
  Exercisable at December 31, 1995             2,261,327           0.40
                                         ---------------------------------------
  Exercisable at December 31, 1996             2,127,928           1.69
                                         ---------------------------------------
  Exercisable at December 31, 1997             2,120,841          11.45
                                         ---------------------------------------

The following table sets forth information regarding stock options outstanding at December 31, 1997 under all plans:

                                                       WEIGHTED AVERAGE                    WEIGHTED AVERAGE
           RANGE                       WEIGHTED            REMAINING           NUMBER       EXERCISE PRICE
         EXERCISE        NUMBER OF      AVERAGE        CONTRACTUAL LIFE       CURRENTLY      FOR CURRENTLY
          PRICES          OPTIONS    EXERCISE PRICE         (YEARS)          EXERCISABLE      EXERCISABLE
--------------------------------------------------------------------------------------------------------------
      $   0.10            302,000       $ 0.10                2.3              302,000          $ 0.10
        0.35-0.45          54,247         0.43                6.0               47,084            0.42
        0.76-0.90         742,270         0.90                2.3              733,754            0.90
        1.75-2.55          27,651         2.31                6.6               18,350            2.33
        2.95-4.22         148,235         3.30                3.8              139,294            3.31
          6.62             17,557         6.62                3.3               17,557            6.62
        9.97-14.31        482,200        10.30                7.7              225,910           10.36
       24.30-36.25      2,586,414        29.84                8.9              407,203           27.70
       37.59-44.21      1,693,067        39.60                9.2              229,689           40.60
--------------------------------------------------------------------------------------------------------------
        0.10-44.21      6,053,641        24.87                7.6            2,120,841           11.45
--------------------------------------------------------------------------------------------------------------

ACCOUNTING FOR STOCK OPTIONS

For certain options and stock awards granted in 1995, 1996 and 1997, the Company is recognizing compensation expense based on the excess of fair market value over the option exercise or award prices at dates of grant. Compensation is being recognized ratably over the vesting periods.

On April 1, 1996 and April 24, 1996, options to purchase 200,000 shares and 38,900 shares of common stock were granted at exercise prices of $24.30 and $38.20, respectively, subject to stockholder approval of an amendment to the 1994 Plan increasing the number of shares available for grant to 4,820,000 shares. On May 22, 1996, the stockholders approved the amendment to the 1994 Plan.

For options granted subsequent to April 1, 1996, the Company changed its accounting policy on options requiring stockholder approval to measure compensation expense on the approval date. This change resulted in an aggregate compensation expense of approximately $4,500 relating to the April 1, 1996 and April 24, 1996 option grants, which the Company is recognizing over the remainder of the four-year vesting period of the options from May 22, 1996. The effect of this change was to reduce income from operations by $667 in 1996. Total compensation expense relating to certain options and stock awards amounted to $181, $1,167 and $1,205 for the years ended December 31, 1995, 1996, and 1997, respectively.

PRO FORMA DISCLOSURE -- Had the Company recognized compensation costs for its stock option and purchase plans based on the fair value for awards under those plans after January 1, 1995, in accordance with SFAS No. 123 "Accounting for Stock Based Compensation," pro forma net income and pro forma net income per share would have been as follows:

                                             YEARS ENDED DECEMBER 31,
                                      --------------------------------------
                                          1995        1996          1997
----------------------------------------------------------------------------
Pro forma net income                    $ 7,026     $ 10,745      $ 5,017
Pro forma net income
  per share
         -- basic                       $  0.22     $   0.30      $  0.13
         -- diluted                     $  0.20     $   0.28      $  0.13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

continued

The fair values used to compute pro forma net income and net income per share were estimated fair value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                        YEARS ENDED DECEMBER 31,
                                                   -----------------------------
                                                       1995      1996       1997
--------------------------------------------------------------------------------
STOCK OPTION PLANS
  Risk-free interest rate                               6.0%      6.0%      6.1%
  Expected life of option grants (years)                4.4       4.4       4.3
  Expected volatility of underlying stock              57.5%     57.5%     57.5%
  Expected dividend payment rate                        0.0%      0.0%      0.0%
  Expected forfeiture rate                              4.1%      4.1%      4.1%

EMPLOYEE STOCK PURCHASE PLAN
  Risk-free interest rate                               5.9%      5.2%      5.2%
  Expected life of option grants (years)                0.5       0.5       0.5
  Expected volatility of underlying stock              57.5%     57.5%     57.5%
  Expected dividend payment rate                        0.0%      0.0%      0.0%

The weighted average fair value of stock options granted, calculated using the Black-Scholes option-pricing model, was $2.74, $17.36 and $19.64 during the years ended December 31, 1995, 1996 and 1997, respectively. The weighted fair value of stock options granted under the Purchase Plan, calculated using the Black-Scholes option-pricing model was $2.30, $8.81 and $10.82 during 1995, 1996 and 1997, respectively.

5. INCOME TAXES

The provision for income taxes consisted of the following:

                                                    YEARS ENDED DECEMBER 31,
                                             -----------------------------------
                                                 1995         1996        1997
--------------------------------------------------------------------------------
Current:
                                             -----------------------------------
  Federal                                      $  3,049    $  7,359    $ 11,459
  State                                             781         930       1,577
  Foreign                                           302         399         431
                                             -----------------------------------
    Total                                         4,132       8,688      13,467

Deferred:
  Federal                                           (93)     (1,219)     (2,179)
  State                                             (26)       (174)       (158)
  Change in valuation allowance                    (869)         --          --
                                             -----------------------------------
    Total                                          (988)     (1,393)     (2,337)

Tax benefit from exercise of stock options:
  Federal                                           179       3,452       1,878
  State                                              46         250         134
                                             -----------------------------------
    Total                                           225       3,702       2,012
                                             -----------------------------------

Total                                          $  3,369    $ 10,997    $ 13,142
                                             -----------------------------------

Significant components of the Company's deferred tax assets and liabilities at December 31 were as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                  ------------------------------
                                                          1996          1997
--------------------------------------------------------------------------------
Deferred tax assets (liabilities) -- current
  Marketable securities                                 $(2,319)     $  (846)
  Deferred revenue                                          854          942
  Merger and integration                                     --          196
  Sales returns                                             271          524
  Allowance for doubtful accounts                           211          267
  Compensation                                              205          185
  Inventory reserves                                         66           67
  Warranty obligation                                        42           42
  Commissions                                                42           22
  Other                                                    (204)          27
                                                  ------------------------------
Net deferred tax asset (liability) -- current           $  (832)     $ 1,426
                                                  ------------------------------

Deferred tax assets (liabilities) -- non current:
  Purchased research and development                    $   733      $ 2,907
  Compensation                                              326          575
  Capitalized software development costs                    (79)         (34)
  Net operating loss carryforwards                           32           --
  Other                                                      14          (77)
                                                  ------------------------------
Net deferred tax assets -- non current                  $ 1,026      $ 3,371
                                                  ------------------------------

A reconciliation between the statutory and effective income tax rates follows:

                                                      YEARS ENDED DECEMBER 31,
                                               ---------------------------------
                                                    1995       1996       1997
--------------------------------------------------------------------------------
Statutory tax rate                                  34.0%      35.0%      35.0%
State income taxes net of federal benefit            5.4        3.2        4.4
Merger expenses                                       --        8.3        6.7
Change in valuation allowance                       (8.8)        --         --
Other                                                0.5       (1.0)      (1.7)
                                               ---------------------------------
Effective income tax rate                           31.1%      45.5%      44.4%
                                               ---------------------------------

Through the first three quarters of 1997, the Company provided income taxes based upon an estimated effective income tax rate of 37.5%. In December 1997, the Company changed its international income tax strategy and, as a result, recorded an additional income tax provision of $1,900.

Cash payments for income taxes were approximately $4,140, $8,384 and $15,361 for 1995, 1996 and 1997, respectively.

6. RETIREMENT AND SAVINGS PLAN

The Company has a 401(k) retirement and savings plan (the "Plan") established in 1986 covering substantially all domestic employees. The Plan allows each participant to defer up to 15% of annual earnings up to an amount not to exceed an annual statutory maximum. Subject to the approval of the Board of Directors on an annual basis, the Company may make, at its discretion, profit-sharing contributions and/or match employee deferrals. At December 31, 1996 and 1997, the Company had accrued, and the Board of Directors had approved, profit-sharing contributions approximating $305 and $400, respectively. The Board of Directors also approved for 1996 and 1997 matching contributions in an amount equal to one-third of the employee deferrals up to 6% of annual earnings (or a total of 2%), subject to certain eligibility requirements. Matching contributions amounted to $112, $261 and $367 for 1995, 1996 and 1997, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

continued

7. COMMITMENTS

The Company leases office facilities and automobiles under non-cancelable operating leases expiring through 2008. Future minimum rental payments are as follows:

                                                     YEARS ENDED DECEMBER 31,
                                           -------------------------------------

--------------------------------------------------------------------------------
                                                    1998                $ 5,349
                                                    1999                  4,821
                                                    2000                  4,173
                                                    2001                  4,162
                                                    2002                  4,210
                                      Balance thereafter                $18,561

Net rent expense for 1995, 1996 and 1997 was approximately $1,026, $2,004 and $3,459, respectively. Rent collected from a sublease of the Company's former headquarters was $108 and $527 in 1996 and 1997, respectively.

During 1996, the Company issued an unsecured irrevocable standby letter of credit in the amount of $750 to the landlord of its corporate headquarters in lieu of a security deposit.

As of December 31, 1996 and 1997, the Company had approximately $673 due to a bank. The amount, payable upon demand, bears interest at 13% and is included in accrued expenses and other.

In December 1994, the Company entered into an agreement with Progress Software Corporation ("Progress Software"), a vendor of commercial database software, for the right to use certain of Progress Software's software to enhance the functionality of the Company's ACE/Server software. The Company began incurring royalties under the Progress Software agreement in the fourth quarter of 1995 as a result of the commercial introduction of ACE/Server v2.0 in October 1995. The Company renewed this agreement in November 1996, and at December 31, 1996, the Company had prepaid $1,040 under this agreement. In the first quarter of 1997, in accordance with the terms of the agreement, and in order to obtain favorable pricing, the Company prepaid a further $2,500.

RSA has a license for cryptographic communication technology and devices from the Massachusetts Institute of Technology ("MIT") which granted to RSA, through September 2000, an exclusive right to use, lease or sell technology, subject to payment of royalties.

In September 1997, the Company entered into an agreement with Worldtalk Communications Corporation ("Worldtalk"), a vendor of directory-based messaging and security solutions that support organizations in transforming Intranets into secure platforms, for the right to distribute certain of Worldtalk's software products to help complement the Company's future product lines. The Company had prepaid $3,000 under this agreement as of December 31, 1997 and has not yet incurred any royalty expense under the agreement.

Royalty expense was $706, $2,009 and $6,061 for 1995, 1996 and 1997, respectively.

As of April 14, 1996 and November 1,1997, the Company entered into employment agreements with two of its executive officers, which require total annual minimum salaries of $500 and expire in July 1998 and November 1999, respectively. One of the agreements includes a post retirement benefit, to be paid by the Company for the executive. The Company is recognizing the present value of the benefit over the applicable service period.

8. SEGMENT INFORMATION

The Company operates in only one industry segment. Export sales are summarized as follows:

                                                YEARS ENDED DECEMBER 31,
                                     -------------------------------------------
                                           1995            1996           1997
--------------------------------------------------------------------------------
Europe                                   $ 5,116         $11,616         $28,290
Canada                                     2,772           4,511           6,606
Asia/Pacific                                 571           2,518           7,059
Latin America                                 --             198             630
                                     -------------------------------------------
Total                                    $ 8,459         $18,843         $42,585
                                     -------------------------------------------

9. LITIGATION

The Company has been named as a defendant in legal actions arising from its normal business activities. The Company is not a party to any litigation that it believes could have a material adverse effect on the Company or its business.

10. RELATED PARTY TRANSACTION

A Company officer and director serves as VeriSign's (Note 3) Chairman of the Board of Directors.

In September 1997, the Company and VeriSign (Note 3) entered into a Master Development and License Agreement (the "Development Agreement"), pursuant to which VeriSign will develop certain technology for the Company. The Development Agreement provides that the Company will pay VeriSign an aggregate of $2.7 million as an initial license fee, $900 of which was paid in October 1997 and the remainder of which will be payable upon the achievement of certain milestones of which $1.8 million was recorded as accounts payable at December 31, 1997. Commencing in March 1998, the Company will also be required to pay VeriSign a monthly product support fee for a three-year period, and thereafter for successive annual terms, unless either of the parties elects to terminate such product support within 60 days prior to the end of the term or the Company terminates support services at any time on 60 days prior written notice to VeriSign. For a yearly fee, the Company can purchase product maintenance services. For so long as the Company is paying such maintenance fees, VeriSign will be obligated, at no additional cost, to provide the Company with non-exclusive first-to-market access to new technologies developed by VeriSign that are relevant to the business of providing enterprise security solutions or solutions for secure business communications. VeriSign is also obligated, upon the request of the Company, to make its other technology available to the Company on certain "most favored pricing" terms.

Since September 1996, the Company subleases its former headquarters in Cambridge, Massachusetts, to VeriSign pursuant to a sublease that expires in March 1998. The Company has received lease payments from VeriSign of $18 and $105 in 1996 and 1997, respectively.

A stockholder, who owns less than 5% of the Company's common stock, provides consulting services to the Company and received $91, $97 and $104 in 1995, 1996 and 1997 respectively. As of December 31, 1997, the Company has approximately $25 due to a less than 5% stockholder payable upon demand.

11. SUBSEQUENT EVENT-MERGER (UNAUDITED)

On March 26, 1998 the Company acquired Intrusion Detection, Inc., ("IDI") in a pooling of interests merger. The Company issued approximately 784,000 shares of common stock in exchange for all of IDI's outstanding common stock. IDI develops and markets intrusion detection software.