Form 10-K, Exhibit 13
period 1998-12-31
SECURITY DYNAMICS TECHNOLOGIES INC /DE/
filed 1999-03-31
CIK 932064

                                                                      EXHIBIT 13

                                                                              13
Selected Consolidated Financial Data
(In thousands, except per share data)

                                                                     YEARS ENDED DECEMBER 31,


                                                         1994       1995       1996       1997        1998
-------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA (1):
Revenue                                               $ 24,126   $ 50,812   $ 86,417   $ 140,630    $ 171,334
Cost of revenue                                          4,927      8,999     18,431      28,704       40,781
Gross profit                                            19,199     41,813     67,986     111,926      130,553
Costs and expenses:
 Research and development                                4,344      7,260     13,682      27,180       31,981
 Marketing and selling                                   8,991     14,478     24,829      41,926       66,788
 General and administrative                              3,428     10,775     14,603      17,171       19,007
 Legal settlement                                           --         --         --          --        1,872
 Merger and integration                                     --         --      6,100       5,700        2,600
                                                      -------------------------------------------------------
   Total                                                16,763     32,513     59,214      91,977      122,248
                                                      -------------------------------------------------------
Income from operations                                   2,436      9,300      8,772      19,949        8,305
Interest income and other                                  265      1,917      4,889       6,273        8,676
Gain on sale of marketable securities                       --         --     11,027       4,264           --
Gain on sale of VeriSign common stock                       --         --         --          --       31,285
Gain from increase in investment value                      --         --         --          --       11,976
Equity in loss from operations of equity investment         --         --         --          --       (4,187)
Investment valuation adjustment                             --         --         --          --       (3,647)
Income before provision for income taxes                 2,701     11,217     24,688      30,486       52,408
Provision for income taxes                               1,453      3,487     11,003      13,324       23,571
Minority interests                                          --         --         --        (114)         578
                                                      -------------------------------------------------------
Net income                                            $  1,248   $  7,730   $ 13,685   $  17,048    $  29,415
                                                      -------------------------------------------------------
BASIC EARNINGS PER SHARE:
Net income                                            $   0.05   $   0.24   $   0.37   $    0.44    $    0.72
                                                      -------------------------------------------------------
Weighted average shares                                 24,382     32,577     37,165      38,956       40,909
                                                      -------------------------------------------------------
DILUTED EARNINGS PER SHARE:
Net income                                            $   0.05   $   0.22   $   0.35   $    0.42    $    0.69
                                                      -------------------------------------------------------
 Shares:
   Weighted average shares                              24,382     32,577     37,165      38,956       40,909
   Effect of dilutive options                            1,633      2,209      2,533       1,692        1,588
                                                      -------------------------------------------------------
   Adjusted weighted average shares                     26,015     34,786     39,698      40,648       42,497
                                                      =======================================================


                                                                           DECEMBER 31,
                                                     --------------------------------------------------------
(in thousands)                                          1994      1995         1996       1997         1998
-------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (1):
Cash, cash equivalents and marketable securities     $ 28,006  $ 112,643    $ 107,008  $ 164,659    $ 158,236
Working capital                                        28,612    104,753      110,103    178,348      180,885
Total assets                                           29,190    129,279      147,355    233,975      280,855
Stockholders' equity                                   29,796    109,442      125,104    200,653      242,720


(1) Selected Consolidated Financial Data for all periods prior to the acquisitions have been restated for the acquisitions of Intrusion Detection, Inc., Dynasoft AB and RSA Data Security, Inc., respectively, which have been accounted for as poolings of interests. See Note 2 of Notes to the Company's Consolidated Financial Statements.

14

Management's Discussion and Analysis of Financial Condition and Results of Operations
SECURITY DYNAMICS TECHNOLOGIES, INC. AND SUBSIDIARIES


OVERVIEW
This Annual Report to Stockholders contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. For this purpose, any statement contained herein that are not statements of historical fact may be deemed forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," and similar expressions are intended to identify forward-looking statements. There are a number of factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth below under the caption "Certain Factors That May Affect Future Results."

The Company is a leading provider of enterprise network and data security solutions to corporate end user ("Enterprise") and to original equipment manufacturer ("OEM") customers. The Company was founded in 1984, began shipping its SecurID tokens and Access Control Module ("ACM") hardware products in 1986, and introduced its first ACM software products for minicomputers and mainframe computers in 1988. Prior to 1986, the Company was primarily engaged in research and development activities. In December 1991, the Company introduced its ACE/Server software products for enterprise information protection using client/server architecture. The Company believes that its growth has historically been driven by the emergence of local and wide-area networks and a corresponding increase in users with direct access to core enterprise systems and confidential data. The Company also believes that the number of users with such direct access is increasing because of the growth of the Internet and corporate intranets and extranets.

On March 26, 1998, the Company completed the acquisition of Intrusion Detection, Inc. ("IDI") (the "IDI Acquisition"); on July 15, 1997, the Company completed the acquisition of DynaSoft AB, ("DynaSoft") (the "DynaSoft Acquisition"), and on July 26, 1996, the Company completed a merger with RSA Data Security, Inc. ("RSA") (the "RSA Merger"). The IDI Acquisition, the DynaSoft Acquisition and the RSA Merger have been accounted for as poolings of interests in the Company's historical consolidated financial statements. All financial information included in the discussion which follows prior to the acquisition has been restated to include the results of IDI, DynaSoft and RSA for all periods presented.

The Company's revenue is derived primarily from sales of SecurID tokens; licensing of ACE/Server, Keon (formerly known as BoKS) and RSA SecurPC software; licensing of BSAFE, TIPEM, and SSL encryption engines and protocol products; licensing of Kane Security Analyst and Kane Security Monitor software; licensing of patents; and revenues from maintenance and professional services. Sales to existing customers typically include sales of SecurID tokens and ACE/Server software for use by different branches or divisions, sales of replacement tokens (which are programmed at the request of the customer to operate for a fixed period of up to four years) and sales of additional tokens for use by vendors, suppliers, customers and clients of the Company's customers. Sales to existing ACE/Server and Keon customers are typically associated with an increase in the number of users authorized under a license, and the sales of additional functionality that can be added to the customer installation. ACE/Server, Keon, Kane Security Analyst and Kane Security Monitor software license fees are typically based on the number of users authorized under a license. Sales to existing customers also include revenue associated with amendments to encryption engine and patent licensing agreements, usually in order to accommodate licensing of new software or technology to the customer, to increase the field of use rights of the customer, or both. Encryption engine and protocol software licensing terms vary by product, and are typically composed of both initial fees plus ongoing royalties paid as a percentage of the OEM's product or service revenues. Sales of ACM hardware and software products have been decreasing relative to sales of ACE/Server software for several years due to increased emphasis by the Company on sales to customers with larger security needs better met by client/server software solutions such as ACE/Server software. The Company believes that this trend will continue.

The Company's direct sales to customers in countries outside of the United States are denominated in the local currency. As a result, fluctuations in currency exchange rates could affect the profitability in U.S. dollars of the Company's products sold in these markets. See Note 8 of Notes to the Company's Consolidated Financial Statements. The Company's sales through indirect distribution channels are generally denominated in U.S. dollars.

The Company's cost of revenue consists primarily of costs associated with the manufacture and delivery of SecurID tokens and hardware products. The Company utilizes assembly contractors for most manufacturing. Cost of revenue also includes royalty fees incurred on the sale of ACE/Server software, royalty fees payable on the licensing of patent technology and royalties payable under certain OEM agreements. Cost of revenue includes customer support costs and production costs, which include labor costs associated with the programming of SecurID tokens, inspection and quality control functions and shipping costs. In the future, gross profit may be affected by several factors, including changes in product mix and distribution channels, price reductions (resulting from volume discounts or otherwise), competition, changes in the cost of revenue (including any software license fees or royalties payable by the Company) and other factors.

Operating expenses are incurred for research and development, marketing and selling and general and administrative activities. Research and development expenses consist primarily of personnel expenses as well as fees for development services provided by consultants. From time to time the Company has also purchased, and expensed, research and development technology. Marketing and selling expenses consist primarily of personnel expenses, commissions and travel expenses of direct sales and marketing personnel and marketing program expenses. General and administrative expenses consist primarily of personnel expenses for administration, finance, human resources, general management and legal and accounting fees.

Interest and other income consists primarily of interest earned on the Company's cash balances and marketable securities.

The Company has been profitable for each of the years in the nine-year period ended December 31, 1998.

In the first quarter of 1999, the Company commenced consolidation of certain operations in order to promote operational efficiency. The Company expects to incur costs, mostly in the first quarter of 1999 and primarily severance and facilities exit costs, of between $5.0 million and $7.0 million in connection with this effort.

RESULTS OF OPERATIONS
The following table sets forth certain consolidated financial data as a percentage of revenue:

                                                        Years Ended December 31
                                                        ------------------------
                                                         1996     1997     1998
--------------------------------------------------------------------------------
Revenue                                                 100.0%   100.0%   100.0%
 Cost of revenue                                         21.3     20.4     23.8
                                                        -----    -----    -----
 Gross profit                                            78.7     79.6     76.2
Costs and expenses:
 Research and development                                15.9     19.3     18.6
 Marketing and selling                                   28.7     29.8     39.0
 General and administrative                              16.9     12.2     11.1
 Legal settlement                                          --       --      1.1
 Merger and integration                                   7.1      4.1      1.5
    Total                                                68.6     65.4     71.3

Income from operations                                   10.1     14.2      4.9

Interest income and other                                 5.7      4.5      5.1
Gain on sale of marketable securities                    12.8      3.0       --
Gain on sale of VeriSign common stock                      --       --     18.3
Gain from increase in investment value                     --       --      7.0
Equity in loss from operations of equity investment        --       --     (2.4)
Investment valuation adjustment                            --       --     (2.1)
Income before provision for income taxes                 28.6     21.7     30.6
Provision for income taxes                               12.7      9.5     13.8
Minority interests                                         --       --      0.3
                                                        ------------------------
Net income                                               15.9%    12.2%    17.2%
                                                        ========================

16
Management's Discussion and Analysis of Financial Condition and Results of Operations continued

1998 Compared with 1997

REVENUE
Total revenue increased 21.8% in 1998 to $171.3 million from $140.6 million in 1997. Approximately 50% of the increase in revenue in 1998 was attributable to increased sales of SecurID tokens, approximately 24% of the increase was attributable to increased sales of encryption engine licenses, approximately 26% of the increase was attributable to increased sales of ACE/Server software licenses and approximately 13% of the increase was attributable to increased maintenance and professional services revenues. These increases in revenue were offset in part by decreased revenues from sales of RSA SecurPC software and from decreased revenue from sales of hardware. Revenue from sales of Keon software and from sales of Kane Security Analyst and Kane Security Monitor software decrease slightly in 1998 compared to 1997. The Company believes that the overall increase in sales was attributable in part to growth of the information security market, with increased use of the Internet and corporate intranets and extranets continuing to play significant roles in developing new opportunities for the Company.

International revenue (outside of the United States) increased 36.4% in 1998 to $59.3 million from $43.5 million in 1997 and was 34.6% of revenue in 1998 and 30.9% of revenue in 1997. The increase in international revenue was primarily attributable to the continuing expansion of the Company's international sales force and increased market penetration of the Company's products in foreign markets.

During 1998, the Company reached a favorable settlement in lawsuits relating to certain of its intellectual property rights. This settlement was recorded as revenue and represented less than 5% of consolidated revenue in 1998.

COST OF REVENUE AND GROSS PROFIT
The Company's gross profit increased 16.6% in 1998 to $130.6 million, from $111.9 million in revenue in 1997. Gross profit as a percentage of revenue declined, however, in 1998 to 76.2% from 79.6% of revenue in 1997, primarily due to write-offs in 1998 to cost of revenue of prepaid license fees of $4.1 million under secure VPN and secure email license agreements with a third parties determined to have no future value and costs of $1.2 million associated with exiting certain hardware product lines. The proportion of software revenues to total revenue in 1998 approximated those in 1997. Excluding the effects of the write-offs, gross profit remained relatively consistent and as a percentage of revenue was 79.3% in 1998 compared to 79.6% in 1997. During 1998 and excluding the effect of the write-offs, approximately 75% of the increase in gross profit was attributable to increased unit sales of SecurID tokens, approximately 31% of the increase in gross profit was attributable to increased licensing sales of ACE/Server software and approximately 27% of the increase in gross profit was attributable to increased licensing sales of encryption engine technology and patent licensing. Gross profit from maintenance and professional services in 1998 approximated those in 1997. Gross profit increases in 1998 were offset in part by decreased gross profit associated with decreased revenue from sales of RSA SecurPC software, hardware, Keon and Kane Security Analyst and Kane Security Monitor software compared to 1997.

RESEARCH AND DEVELOPMENT
Research and development expenses increased 17.7% in 1998 to $32.0 million from $27.2 million in 1997. Research and development expenses decreased as a percentage of revenue to 18.6% in 1998 from 19.3% in 1997. Excluding purchased research and development, the majority of the increase in research and development expenses resulted from increased payroll expenses associated with the employment of additional staff. During 1998 the Company purchased and recorded as purchased research and development expense certain technology from VeriSign, Inc. ("VeriSign") for $0.5 million and, from other parties for $1.3 million. The Company is incorporating these technologies into PKI ("Public Key Infrastructure") based products offered for sale worldwide.

During 1997, the Company purchased, and recorded as purchased research and development expense, certain technology from Netscape Communications Corporation ("Netscape") for $3.0 million, VeriSign for $2.7 million, and from another third party for $.5 million. The Company plans to incorporate the technologies into products which are expected to offer electronic signature, certificate authority and a Java-based encryption engine, respectively. The Java-based encryption engine was released for sale in 1998.

MARKETING AND SELLING
Marketing and selling expenses increased 59.3% in 1998 to $66.8 million from $41.9 million in 1997. Marketing and selling expenses increased as a percentage of revenue in 1998 to 39.0% from 29.8% in 1997. Approximately 52% of the increase in marketing and selling expenses in 1998 resulted from an increase in payroll costs associated with the employment of additional staff and approximately 31% of the increase was attributable to increased sales commissions. Sales commissions increased due to increased revenues and due to compensation programs designed to incent sales personnel to increase sales through the indirect channel and, in particular, the Internet and telecommunication service provider channels. The remainder of the increase in marketing and selling expenses resulted primarily from increased marketing program costs.

GENERAL AND ADMINISTRATIVE
General and administrative expenses increased 10.7% in 1998 to $19.0 million, from $17.2 million in 1997, but decreased as a percentage of revenue to 11.1% in 1998 compared to 12.2% in 1997. Approximately 68% of the increase in general and administrative expenses was due to increased payroll expenses associated with the employment of additional staff and approximately 31% of the increase in general and administrative expenses was due to increased professional fees offset by expense reduction synergies achieved in connection with the DynaSoft and IDI Acquisitions.

LEGAL SETTLEMENT
In September 1998, the Company granted options to purchase an aggregate of 325,000 shares of common stock in connection with the settlement of threatened litigation arising out of the IDI Acquisition. The value of the options was determined, using the Black-Scholes option-pricing model, to be $1.9 million, based on an expected life of 2.5 years, a risk-free interest rate of 6% and expected volatility of the underlying stock of 75%.

MERGER AND INTEGRATION
In 1998 the Company incurred merger and integration expenses in connection with the IDI Acquisition of approximately $2.6 million.

In the third quarter of 1997, the Company accrued a charge of $7.0 million, representing estimated direct costs of the DynaSoft Acquisition. In the fourth quarter of 1997, the Company's actual direct costs were determined to be approximately $5.4 million, a difference of $1.6 million. The difference resulted from lower than expected legal and other professional fees and from a change in the planned use of the DynaSoft facilities. As a result, the Company reversed $1.6 million of the original accrual in the fourth quarter of 1997.

In December 1997, the company commenced a plan to integrate certain DynaSoft operations and accrued $.3 million for severance and related costs.

INTEREST INCOME AND OTHER
Interest income increased 38.3% in 1998 to $8.7 million from $6.3 million in 1997 due to interest earned on higher cash and marketable securities balances.

GAIN ON SALE OF MARKETABLE SECURITIES
In 1997, the Company had a gain on sale of marketable securities of $4.3 million.

GAIN ON SALE OF VERISIGN COMMON STOCK
In 1998, the Company sold 895,500 shares of its VeriSign common stock for a gain of $31.3 million.

GAIN FROM INCREASE IN INVESTMENT VALUE
In 1998 the Company recorded a gain of $12.0 million from the write-up under the equity method of its investment in VeriSign upon VeriSign's initial public offering.

EQUITY IN LOSS FROM OPERATIONS OF EQUITY INVESTMENT
The Company recognizes its proportionate interest in VeriSign's operating results one quarter in arrears. The Company's proportionate share of VeriSign's losses were $4.2 million in 1998.

INVESTMENT VALUATION ADJUSTMENT
The Company routinely evaluates the realizable value of its investments using qualitative and quantitative factors including discounted cash flow analysis and liquidation value assessments. Based on these evaluations, the Company reduced investments by $3.6 million in December 1998.

MINORITY INTERESTS
An aggregate 26% of RSA's Japanese subsidiary is owned by minority stockholders. Minority interests in the subsidiary's net (income), loss were $0.6 million in 1998 and $(0.1) million in 1997.

PROVISION FOR INCOME TAXES
The provision for income taxes increased to $23.6 million during 1998 from $13.3 million in 1997, primarily due to higher pre-tax income. The Company's estimated effective tax rate increased to 45.0% in 1998 from 43.7% in 1997 primarily due to the effect of state income taxes on investment gains and differences in amounts of nondeductible merger expenses in 1998 compared to 1997.

NET INCOME
As a result of the above factors, net income in 1998 increased to $29.4 million, or 17.2% of revenue, from $17.0 million, or 12.2% of revenue, in 1997.

1997 Compared with 1996

REVENUE
Total revenue increased 62.7% in 1997 to $140.6 million from $86.4 million in 1996. This increase in revenue reflected increases in unit sales of all of the Company's products, except ACM/400 and ACM/1600 hardware products. Approximately 41% of the increase in revenue in 1997 was attributable to increased sales of SecurID tokens, approximately 19% of the increase was attributable to increased sales of ACE/Server software licenses and approximately 26% of the increase was attributable to increased sales of encryption engine licenses. The balance of the increase in revenue primarily resulted from sales of Keon, Kane Security Analyst and Kane Security Monitor software licenses, software patent licenses and maintenance revenue, offset by decreased hardware revenue.

International revenue (outside of the United States) increased 82.4% in 1997 to $43.5 million from $23.8 million in 1996. International revenue accounted for 30.9% and 27.6% of total revenue in 1997 and 1996, respectively. The increase in international revenue was primarily attributable to the continuing expansion of the Company's international direct sales force and increased market penetration of the Company's products in foreign markets.

COST OF REVENUE AND GROSS PROFIT
The Company's gross profit increased 64.6% in 1997 to $111.9 million, from $68.0 million in 1996, and remained relatively constant as a percentage of revenue at 79.6% in 1997 compared to 78.7% in 1996. Approximately 37% of the increase in gross profit during 1997 was attributable to

18

Management's Discussion and Analysis of Financial Condition and Results of Operations continued

increased unit sales of SecurID tokens, approximately 26% to increased licensing sales of encryption engine technology and approximately 28% to increased licensing sales of ACE/Server software. In addition, gross profit increased due to increased patent licensing sales, royalties and maintenance revenue, offset by reduced sales of ACM/400 and ACM/1600 hardware products.

RESEARCH AND DEVELOPMENT
Research and development expenses increased 98.7% in 1997 to $27.2 million from $13.7 million in 1996. Research and development expenses increased as a percentage of revenue to 19.3% in 1997 from 15.9% in 1996. Excluding purchased research and development, approximately 58% of the increase in 1997 in research and development expenses resulted from an increase in payroll costs associated with the employment of additional staff, with the remaining attributable to occupancy costs, consulting fees and purchases of computer equipment, resulting in higher depreciation charges. During 1997, the Company purchased, and recorded as purchased research and development expense, certain technology from Netscape for $3.0 million, from VeriSign for $2.7 million and from another third party for $0.5 million. The Company plans to incorporate the technologies into products which are expected to offer electronic signature, certificate authority and a Java-based encryption engine, respectively.

During the fourth quarter of 1996, the Company purchased and recorded as purchased research and development expense technology from Worldtalk Corporation ("Worldtalk") for $1.0 million. The technology was incorporated into the Company's BSAFE S/MIME-C developer kit, a standards-based secure messaging solution for third-party software developers designed to provide a secure messaging infrastructure based on the S/MIME protocol.

MARKETING AND SELLING
Marketing and selling expenses increased 69.0% in 1997 to $41.9 million from $24.8 million in 1996. Marketing and selling expenses increased as a percentage of revenue in 1997 to 29.8% from 28.7% in 1996. During 1997, approximately 35% of the increase in marketing and selling expenses resulted from an increase in payroll costs associated with the employment of additional staff and approximately 33% of the increase was attributable to sales commissions on increased revenues. The remainder of the increase in marketing and selling expenses resulted from increased travel expenses, marketing program costs and occupancy costs.

GENERAL AND ADMINISTRATIVE
General and administrative expenses increased 17.8% in 1997 to $17.2 million from $14.6 million in 1996, but decreased as a percentage of revenue to 12.2% in 1997 compared to 16.9% in 1996. The increase in general and administrative expenses was due to the employment of additional staff offset by reduced legal expenses. Legal expenses decreased approximately $2.3 million in 1997 compared to 1996 due to the settlement of certain of the Company's legal proceedings in 1996.

MERGER AND INTEGRATION
In 1997, the Company incurred direct costs in connection with the DynaSoft Acquisition and subsequently incurred costs in connection with the integration of DynaSoft, primarily for severance. Total merger and integration costs were $5.7 million in 1997. Expenses incurred in connection with the RSA Merger were $6.1 million in the third quarter of 1996. See Note 2 to the Company's Consolidated Financial Statements.

INTEREST INCOME AND OTHER
Interest income increased 28.6% in 1997 to $6.3 million from $4.9 million in 1996 due to interest earned on higher cash and marketable securities balances.

GAIN ON SALE OF MARKETABLE SECURITIES
The gain on sale of marketable securities was $4.3 million in 1997, compared to $11.0 million in 1996.

MINORITY INTERESTS
Minority interests in the consolidated net income were $(0.1) million in 1997. In 1997 and 1996, the Company sold an aggregate of 26% interest to minority stockholders of RSA's Japanese subsidiary.

PROVISION FOR INCOME TAXES
The provision for income taxes increased to $13.3 million during 1997 from $11.0 million in 1996, primarily due to higher pre-tax income. The Company's estimated effective tax rate decreased to 43.7% in 1997 from 44.6% in 1996 due to differences in amounts of nondeductible merger expenses in 1997 compared to 1996.

NET INCOME
As a result of the above factors, net income in 1997 increased to $17.0 million, or 12.2% of revenue, from $13.7 million, or 15.9% of revenue, in 1996.

Liquidity and Capital Resources

LIQUIDITY
At December 31, 1998, the Company had cash, cash equivalents and marketable securities of $158.2 million and working capital of $180.9 million. The Company has historically funded its operations primarily from cash generated from its operating activities. During 1998 the Company used the cash provided by investment sales and common stock sales principally for working capital needs, to finance marketable securities purchases, property and equipment purchases, a share repurchase program and to finance IDI Acquisition costs. The Company believes that working capital will be sufficient to meet its anticipated cash requirements through at least 2001.

MERGERS AND ACQUISITIONS
On July 26, 1996, the Company acquired RSA. The RSA merger costs were approximately $6.1 million. On July 15, 1997, the Company acquired approximately 95% of the outstanding shares and certain of the outstanding options to acquire shares of DynaSoft in exchange for approximately 2.7 million shares of the Company's Common Stock. The Company also paid approximately $6.0 million in cash to certain stockholders of DynaSoft in exchange for the remaining outstanding shares and options. On March 26, 1998 the Company issued approximately 784,000 shares of Common Stock in exchange for all of IDI's outstanding common stock. The IDI Acquisition costs were approximately $2.6 million. These acquisitions were accounted for as poolings of interests. See Note 2 of Notes to the Company's Consolidated Financial Statements.

The Company intends to seek acquisitions of businesses, strategic investments, products and technologies that are complementary to those of the Company. The Company is continuing to identify and prioritize additional security technologies which it may wish to develop, either internally or through the licensing or acquisition of products from third parties. While the Company engages from time to time in discussions with respect to potential acquisitions, there can be no assurances that any such acquisitions will be made or that the Company will be able to successfully integrate any acquired business. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financing. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's stockholders.

SALES OF COMMON STOCK
In October 1997, the Company sold 1,626,000 shares of Common Stock in a follow-on public offering, which generated $61.1 million of net cash proceeds to the Company. The Company generated approximately $3.4 million of cash from the exercise of stock options and employee stock purchase plan purchases during 1998 and realized tax benefits from option exercises of approximately $4.5 million.

STRATEGIC INVESTMENTS

VERISIGN, INC.
In January 1998, VeriSign had an initial public offering of three million shares of its common stock. The VeriSign series A and B convertible preferred stock held by the Company converted to common stock in connection with the offering. The offering diluted the Company's ownership but increased the value of the Company's equity in VeriSign.

As a result of VeriSign's initial public offering, in accordance with the equity method of accounting, the Company recognized as a gain the increase in the amount of its investment in VeriSign of $12.0 million, representing its proportionate share of VeriSign's equity as of December 31, 1997, after considering VeriSign's net proceeds from the offering. The Company sold 895,500 shares of its VeriSign common stock for a gain of $31.3 million in 1998. As of December 31, 1998 the Company owned approximately 3.6 million shares of VeriSign common stock, an approximate ownership percentage of 16%, with a market value of approximately $213.0 million. In January 1999 VeriSign completed a secondary offering of 3.2 million shares of its common stock, including the sale of 1.0 million shares held by the Company. The Company realized a gain of $74.7 million on the sale in January 1999. In the second quarter of 1999, the Company will recognize, as a gain the increase in the amount of its investment in VeriSign of $12.6 million, representing its proportionate share of VeriSign's net increase in equity from this offering.

The Company recognizes its proportionate interest in VeriSign's operating results one quarter in arrears. The Company's proportionate share of VeriSign's net loss was $4.2 million in 1998. On January 25, 1999, VeriSign announced that it had incurred a net loss of $19.7 million for the year ended December 31, 1998 and $2.5 million for the three months ended December 31, 1998 and at December 31, 1998 had total assets and liabilities of $64.3 million and $22.6 million respectively. A Director of the Company serves as Chairman of the Board of VeriSign.

VPNET TECHNOLOGIES, INC.
In December 1996, the Company purchased 250,000 shares of Series B Preferred Stock of VPNet Technologies, Inc. ("VPNet") of San Jose, California, for an aggregate purchase price of $1.5 million. VPNet was organized to develop and market products and technologies for implementing high-performance virtual private networks. In January 1998, the Company purchased $0.1 million of VPNet 8% convertible debt. The debt is convertible into preferred stock, which is convertible into common stock. The Company also received a warrant to purchase VPNet Common Stock. The Company's investment in VPNet represents a minority interest of less than 10% of VPNet's capitalization. A Director of the Company serves as a director of VPNet.

20

Management's Discussion and Analysis of Financial Condition and Results of Operations continued


TRINTECH GROUP
In March 1998 the Company purchased, in a non-cash transaction, 482,756 ordinary shares of Trintech Group ("Trintech") valued at $2.0 million. Trintech is an Irish development company organized to develop and market software products designed to enable secure payment in the electronic marketplace. In June 1998, the Company purchased 500,000 shares of Trintech's Series A Convertible Preferred Shares for $3.0 million cash. The Company's investment represents a minority interest of less than 10% of Trintech's capitalization.

NCIPHER CORPORATION LIMITED
In October 1997, the Company purchased 175,285 ordinary shares of nCipher Corporation Limited ("nCipher") for an aggregate purchase price of $0.5 million. nCipher is located in the United Kingdom and develops products designed to accelerate cryptographic processes in Internet security, electronic commerce and other applications. In January and July 1998, the Company purchased 93,896 and 563,910 ordinary shares of nCipher for aggregate purchase price of $0.3 million and $2.5 million, respectively. The Company's investment in nCipher represents a minority interest of less than 20% of nCipher's capitalization.

C2NET, INC.
In June 1998, the Company made a one-year bridge loan to C2Net, Inc. ("C2Net") in the amount of $0.2 million. The debt is convertible at the Company's option into equity of C2Net or may be used to offset any financial obligation which may arise from future licensing agreements between the Company and C2Net. C2Net is located in California and was organized to develop commercial Internet security software.

FINJAN SOFTWARE LTD.
In August 1997, the Company purchased 877,193 Series C Preferred Shares of Finjan Software Ltd. ("Finjan") for an aggregate purchase price of $1.0 million. Finjan is an Israeli software company organized to develop and market products for the Java Internet security market. The Company's investment in Finjan represents a minority interest of less than 5% of Finjan's capitalization.

INVESTMENT VALUATION ADJUSTMENT
The Company routinely evaluates the realizable value of its investments using qualitative and quantitative factors including discounted cash flow analysis and liquidation value assessments. Based on these evaluations the Company reduced investments by $3.6 million in December 1998.

CAPITAL EXPENDITURES
The Company's capital expenditures during 1998 were $18.9 million, and were for additional leasehold improvements, office furniture and equipment, as well as computer equipment for product development, testing and support to accommodate the Company's continued growth. During the fourth quarter of 1997, the Company commenced implementation of an information system which is designed to better meet the Company's growing worldwide information and business process needs. The system, which is represented by the manufacturer to be Year 2000 compliant, became operational in October 1998. See "Year 2000 Issues." The Company estimates the total cost at approximately $5.2 million, of which approximately $4.8 million was spent in 1998. The Company continues to configure certain elements of the system in order to, among other matters, include the operations of certain subsidiaries. The Company estimates that an additional $4.0 million will be spent on the system; most of which will be spent in the first quarter of 1999.

LEASING EXPENDITURES
The Company's principal administrative, sales and marketing, research and development and support facilities are located in Bedford, Massachusetts under non-cancelable ten year leases expiring in August 2008. The facilities aggregate approximately 183,000 square feet of office space, and the annual base rents aggregate approximately $3.0 million including certain operating expenses. The Company also leases facilities for research and development and sales and marketing in San Mateo, California under non-cancelable ten-year leases expiring in 2008. The facilities aggregate approximately 58,000 square feet of office space, and the annual base rents aggregate approximately $2.0 million including certain operating expenses. Annual rent escalation provisions for all of theses leases are based on the Consumer Price Index. The Company also leases facilities for administration, field sales and customer support throughout the United States, Canada, Asia, Japan and Europe at annual base rents aggregating approximately $1.4 million.

In connection with the consolidation of certain operations commenced in January 1999, the Company is actively seeking to sublet approximately 50,000 square feet of facilities at various locations. The successful sublet of these facilities will reduce the Company's annual rental payment obligations by approximately $0.1 million per month.

CERTAIN AGREEMENTS
The Company has an agreement with Progress Software Corporation ("Progress Software") for the right to use certain of its software to enhance the functionality of the Company's ACE/Server and Keon software. The agreement has been amended several times. In order to obtain favorable pricing, the Company has, from time to time, prepaid Progress Software royalties due under the agreement. In the first quarter of 1997 the Company prepaid $2.5 million and in 1998 the Company prepaid an aggregate of $6.0 million in three installments. The prepaid royalty is recorded as a

                                                                              21
component of cost of sales as the related products are sold. Un-amortized prepaid royalties were $4.5 million at December 31, 1997 and $4.8 million at December 31, 1998.

In connection with refinements of its product offering strategy, the Company determined it will no longer actively market certain secure VPN and secure email products obtained from third parties under license agreements. Fees prepaid under the license agreements of $4.1 million were determined to have no future value and were charged to cost of revenue in 1998.

As of April 14, 1996 and November 1, 1997, the Company entered into employment agreements with two of its executive officers, which require total annual minimum salaries of $.5 million and expire in July 1998 and November 1999, respectively. One of the agreements includes a post retirement benefit, to be paid by the Company for the executive. The Company is recognizing the present value of the benefit over the applicable service period.

During September 1998, the Company entered into Employment Agreements with substantially all of the Company's management team, including most of the Company's executive officers. The Board of Directors determined that such Employment Agreements were necessary to effectively incent and retain key management team members in a competitive employment marketplace. The Employment Agreements generally provide for minimum annual salaries aggregating $1.9 million, and, among other things, that during the period commencing on September 1, 1998 and ending on March 1, 2000, the Company may terminate the employee only for nonperformance of his or her duties, or for cause, subject to criteria and definitions set forth therein.

In December 1998, the Company and VeriSign amended the Development Agreement (the "Amendment") to appoint the Company the exclusive distributor of VeriSign's certificate authority software. The Amendment provides, among other things, that each year during the first five years following the date of the Amendment, the Company may elect to retain its exclusive status, subject to payment by the Company of certain prepaid license fees each year during that five year period. In addition to $.5 million paid at the execution of the agreement, prepaid license fees are due in minimum quarterly installments and aggregate $1.1 million in 1999, $2.3 million in 2000, $3.0 million in 2001, $4.0 million in 2002, and $4.0 million in 2003.

In December 1998, RSA and VeriSign amended its BSAFE/TIPEM OEM Master License Agreement with VeriSign to provide, among other things, that VeriSign will execute RSA's support and maintenance agreement in order to receive upgrades and updates to RSA's BSAFE software.

STOCK OPTION REPRICING
On July 24, 1998 and August 6, 1998, the Board of Directors of the Company approved a stock option repricing program pursuant to which each holder (other than certain executive officers and the directors of the Company) of an outstanding stock option granted under the Company's 1994 Stock Option Plan, as amended and restated (the "Plan")during the period commencing on January 1, 1996 and ending on June 30, 1998 (collectively, the "Old Options"), could elect to receive a new stock option (collectively, "New Options") granted on August 12, 1998 under the Plan in exchange for cancellation of such holder's Old Option. The Company repriced the Old Options because the exercise prices of such options were significantly higher than the fair market value of the Company's Common Stock, and therefore did not provide the desired incentive to employees. The Company believes that stock options are a valuable tool in retaining employees. Each New Option, among other things, (i) is exercisable for the number of shares of the Company's Common Stock covered by the outstanding unexercised portion of the Old Option canceled in exchange therefore; (ii) has an exercise price of $12.0625 (equal to the closing price of the Common Stock on the Nasdaq National Market on August 12, 1998 and the fair market value of the Common Stock on such date); and (iii) has the identical vesting schedule as the Old Option, provided, however, that each such New Option shall not be exercisable prior to February 12, 1999, with such prohibition on exercise expiring at a rate of 25% at the end of each three-month period thereafter. New Options to purchase an aggregate of approximately 5.3 million shares of Common Stock were granted in exchange for Old Options with exercise prices ranging from $19.00 to $44.125.

SHARE REPURCHASE PROGRAM
On October 12, 1998 the Company announced that its Board of Directors had authorized the Company to repurchase up to four million shares of its Common Stock during the 12-month period ending October 11, 1999. The timing and amount of shares repurchased will be determined by the Company's management based on its evaluation of market and economic conditions. Repurchased shares will be used for the Company's stock option plans, employee stock purchase plan and other stock benefit plans, and for general corporate purposes. As of December 31, 1998 the Company had repurchased 1,058,000 shares of its Common Stock, for an aggregate purchase price of $12.1 million.

YEAR 2000 ISSUES

OVERVIEW
Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields must accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements.

22

Management's Discussion and Analysis of Financial Condition and Results of Operations continued


STATE OF READINESS
COMPANY PRODUCTS
The Company has implemented a testing program to ensure that its products continue to operate after December 31, 1999. The testing program has been completed for the most recent versions of all of the Company's software products, and the Company is in the process of testing prior versions of certain of the Company's ACE/Server software products and the Company's ACE/Sentry hardware product. The Company does not expect to implement a test plan for the Company's ACM 100, 400 or 1600 hardware products.

In measuring Year 2000 readiness, the Company has applied the following specifications: "Year 2000 Ready" means that: (1) no value for current date will cause any interruption in operation; (2) date-based functionality must be consistent for dates prior to, during and after Year 2000; (3) in all interfaces and data storage, the century in any date must be specified either explicitly or by unambiguous algorithms or inferencing rules; and (4) Year 2000 must be recognized as a leap year.

The Company's SecurID Tokens are Year 2000 Ready. Assuming that a customer is utilizing the Company's software products in conjunction with a Year 2000 Ready operating system, then the Company's most recent software releases, ACE/Server v3.3, Kane Security Analyst v4.5, Kane Security Monitor v3.2, Keon Security Server v4, Keon Desktop v4, Keon Agents v4, Keon Agent SDK, Keon UNIX Platform Security v4, (Keon software products were formerly known as BoKS), SoftID, RSA SecurPC, BSAFE-Crypto-C, BSAFECrypto-J, BSAFE Cert-C, BSAFE SSL-C and BSAFE SSL-J, are Year 2000 Ready. Certain prior versions of the Company's software products, as well as the Company's ACE/Sentry, ACM 100, 400 and 1600 hardware products, are not fully Year 2000 Ready, and customers are being informed of the status of the Company's products in the ordinary course of business. In certain circumstances, the Company may make available to customers who have implemented prior releases of the Company's software products software patches to make the products Year 2000 Ready. The Company is currently seeking to obtain written representations from third-party vendors of software contained in the Company's ACE/Server and Kane software products that such components are Year 2000 Ready.

While the Company has created and implemented what it believes to be an effective Year 2000 Readiness testing program for its products, the Company's products may contain undetected errors or defects associated with Year 2000 date functions. Such errors or defects in the Company's products could result in delay or loss of revenue and diversion of development resources, which might materially adversely affect the Company's business, financial condition or results of operations.

COMPANY SYSTEMS
The Company has established a Year 2000 task force to determine the state of readiness of all Company information technology ("IT") and non-IT systems, including the microprocessors contained in infrastructure products, such as card-swipe entry devices, which are used at the Company's facilities. The task force consists of employees with expertise in areas the Company believes could be affected if any system is not Year 2000 Ready. The task force has established a Year 2000 compliance plan. The scope of the plan is to (i) identify the third-party equipment, software, vendors, systems and suppliers used by the Company which are not Year 2000 Ready, and (ii) replace non-Year 2000 Ready third-party equipment and software with Year 2000 Ready equipment and software.

The Year 2000 compliance plan is divided into the following phases: (1) the Inventory Phase, in which the Company identifies all products and systems which are created or used by the Company in the course of its operations; (2) the Analysis Phase, in which the Company determines what, if any, Year 2000 Readiness issues may exist with respect to any product or system; (3) the Solution Development Phase, in which the Company designs and/or obtains from third-party vendors methods to correct any Year 2000 Readiness issues which were identified in the prior phase; and (4) the Implementation Phase, in which the Company deploys solutions for the identified problems.

The Company's Year 2000 task force has substantially completed the Inventory and Analysis Phases for all of the Company's IT and non-IT systems. The task force has commenced the Solution Development and Implementation Phases for all of the Company's systems, and expects the entire project to be substantially completed by June 30, 1999.

The Year 2000 task force has identified certain IT systems licensed by the Company's Customer Support and Engineering groups that must be upgraded in order to make the systems Year 2000 Ready. In each case, the Company has purchased maintenance and support from those application vendors, and expects to receive upgrades from the vendors at no additional cost. With respect to certain other business applications and systems licensed by the Company from third parties (including but not limited to the Company's PBX and the Company's management information system installed in 1998), the Company is relying on those licensors' written representations that the applications are Year 2000 Ready.

COSTS TO ADDRESS YEAR 2000 ISSUES
The Company anticipates that it will incur direct costs to modify or replace existing systems used by the Company in the operation of its business to ensure that all systems will become Year 2000 Ready. Except for the implementation of the worldwide management information system described above, the Company believes that total amounts spent by it to date and which it expects to spend during 1999 addressing this issue are not material. See "Capital Expenditures."

In addition, the Company has spent substantial time and effort testing and evaluating its own products to determine Year 2000 Readiness of those products. In the case of prior product releases which are not Year 2000 Ready, the Company expects to devote internal engineering and customer support resources to resolving issues for existing customers of those products. This effort may result in a longer development cycle for new Company products.

RISKS TO THE COMPANY
In the event of a failure of some or all of the Company's IT and non-IT systems on January 1, 2000, the Company's operations may be substantially curtailed until the Company or its third-party suppliers develop a solution to address each system's failure. In such event, the Company might be unable to: (a) produce SecurID tokens, (b) track development of Company software products, (c) book orders for products, (d) access customer support records, (e) operate its Internet site, (f) receive email, or (g) prepare its financial statements for fourth quarter 1999 or periods thereafter.

In addition, the Company has made representations and warranties, both in contracts and in written communications, to certain of its customers regarding the Year 2000 Readiness of its products. The Company has reviewed all of those representations to determine the accuracy of those statements, given the ongoing Year 2000 testing of the Company's products. The Company has determined that it made Year 2000 Readiness representations in fewer than 10% of its customer contracts; many of those customers have requested, and received, Year 2000 Ready versions of the Company products. The cost of compliance with these representations and warranties has not been and is not expected to be material.

In the event that any contractual representation made by the Company regarding Year 2000 Readiness is not accurate, the Company will seek to upgrade the affected customer to the Company's current, Year 2000 Ready, version of the product(s) being used by that customer. In the event any affected customer chooses not to upgrade to the most recent versions of the Company's products, the Company will seek to amend the affected license agreement to address the error. In the event that the Company: (i) has made a materially inaccurate statement regarding Year 2000 Readiness of its products, and (ii) is not able to amend the contract to address the error, the Company may face the risk of one or more lawsuits from its customers alleging breach of representation.

CONTINGENCY PLANS
As described above, the Company has identified potential vulnerabilities associated with the change of the century, both in its own product offerings and in the systems utilized by the Company in the ordinary course of business. The Company is devoting resources to resolving the issues inherent in its own product offerings, as well as working with providers of systems to the Company to ensure that business is not substantially interrupted as a result of the date change. However, given the possibility of system failure as a result of the century change, the Company is currently in the process of formulating one or more contingency plans. The Company anticipates implementing contingency plans on or before June 30, 1999. The foregoing shall be considered a Year 2000 readiness disclosure to the maximum extent allowed under the Year 2000 Information and Readiness Disclosure Act.

RECENT ACCOUNTING PRONOUNCEMENTS
In October 1997, the AICPA issued SOP No. 97-2, "Software Revenue Recognition," which supersedes SOP No. 91-1. The Company adopted SOP No. 97-2 prospectively on January 1, 1998. SOP No. 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. In March 1998, the AICPA postponed the adoption date of certain provisions of SOP No. 97-2. The adoption of SOP No. 97-2 did not have a material effect on the Company's revenues and operating results for 1998.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company adopted the provisions of this statement in its annual financial statements in 1998. SFAS No. 131 established new standards for reporting information about operating segments.

CONVERSION TO EURO
Certain of the common member countries of the European Union have agreed to adopt a new currency, the Euro, as their legal currency. On January 1, 1999, the countries established fixed conversion rates between their existing currencies and the Euro. The Company's systems are configured to process Euro denominated transactions. The Company does not believe the Euro will have a significant effect on its business, financial position, cash flows or the results of its operations.

Certain Factors That May Affect Future Results
A number of uncertainties exist that could affect the Company's future operating results, including, without limitation, general economic conditions, the Company's continued ability to develop and introduce products, the introduction of new products by competitors, pricing practices of competitors, expansion of the Company's sales distribution capability, the cost and availability of components and the Company's ability to control costs.

The Company's success is dependent on the success of its Keon product line, which is a family of enterprise security solutions being developed by the Company that would enable organizations to support and manage the growing use of public and private keys, digital signatures and digital certificates for verifying user identities and establishing information access privileges for such users in an enterprise. The success of the Keon software is dependent on a number of factors, including without limitation delays in product development, undetected software errors or bugs, competitive pressures, technical difficulties, market acceptance of new technologies, including without limitation the use and implementation of various certificate management and key management technologies,

24

Management's Discussion and Analysis of Financial Condition and Results of Operations continued


changes in customer requirements and government regulations, delays in developing strategic partnerships and general economic conditions.

The Company's success is highly dependent on its ability to enhance its existing products and to develop and introduce new products in a timely manner. If the Company were to fail to introduce new products on a timely basis, the Company's operating results could be adversely affected. To date, substantially all of the Company's revenues have been attributable to sales of its enterprise network and data security products, the licensing of encryption engines and the provision of related services. Existing and new versions of such products are expected to continue to represent a high percentage of the Company's revenue for the foreseeable future. As a result, any factor adversely affecting sales of these products and services could have a materially adverse effect on the Company's financial condition and results of operations.

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

International sales have represented a significant portion of the Company's sales. The international business and financial performance of the Company may be affected by general economic conditions abroad, fluctuations in foreign exchange rates, difficulties in managing accounts receivable, tariff regulations and difficulties in obtaining export licenses.

All of the Company's products are subject to export controls under U.S. law and applicable foreign government restrictions, including, without limitation restrictions on the export of encryption technology. The Company believes it has obtained necessary approvals for the export of the products it currently exports. There can be no assurance, however, that the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, will not be revised from time to time or that the Company will be able to obtain necessary regulatory approvals for the export of future products. The inability of the Company to obtain required approvals under these regulations could adversely affect the ability of the Company to make international sales. In addition, the Company may be at a disadvantage in competing for international sales compared to companies located outside the United States that are not subject to such restrictions.

LEGAL PROCEEDINGS
On December 11, 1998, a purported class action lawsuit was filed against the Company and certain of its officers and directors in the United States District Court for the District of Massachusetts. The plaintiff claims to represent all purchasers of the Company's common stock during the period from September 30, 1997 through July 15, 1998, and seeks unspecified damages on their behalf. The plaintiff alleges that the defendants misled the investing public concerning demand for the Company's products, the strengths of its technologies, and certain trends in the Company's business. The company is vigorously contesting the suit and believes the plaintiff's allegations are without merit.

On November 2, 1998 the company commenced litigation in a patent infringement lawsuit filed in the United States District Court for the District of Massachusetts against VASCO Data Security, Inc. ("VASCO"). The suit alleges that VASCO's Digipass token products infringe certain of the Company's patents. The company seeks monetary damages for such infringement and injunctive relief. In connection with this litigation, VASCO has filed counterclaims against the Company seeking a declaratory judgement of noninfringement and invalidation of the Company's patents at issue and alleging that the Company's infringement suit against VASCO represents a breach of contract between the parties.

On January 6, 1999, the Company commenced litigation in a patent infringement lawsuit filed in the United States District Court for the District of Massachusetts against VASCO. The suit alleges that VASCO's RSA cards and RSA chips products infringe the RSA patent. The Company seeks monetary damages for such infringement and injunctive relief. In connection with this litigation, VASCO has filed counterclaims against the Company seeking a declaratory judgement of non-infringement and invalidation of the patent at issue, and alleging that the Company's suit against VASCO represents a violation of antitrust laws.

MARKET RISK
The Company does not use derivative financial instruments. The Company generally places its marketable security investments in high credit quality instruments, primarily U.S.Government and Federal Agency obligations, tax-exempt municipal obligations and corporate obligations with contractual maturities of ten years or less. The Company does not expect any material loss from its marketable security investments and therefore believes that its potential interest rate exposure is not material. The Company also makes strategic equity investments determined by the Board of Directors to be strategically synergistic to the Company. The Company routinely evaluates the realizable value of these investments using qualitative and quantitative factors including discounted cash flow analysis and liquidation value assessments. Based on these evaluations the Company reduced investments by $3.6 million in December 1998.

The Company invoices customers primarily in U.S. Dollars and in local currency in those countries in which the Company has branch and subsidiary operations. The Company is exposed to foreign exchange rate fluctuations from when customers are invoiced in local currency until collection occurs. The company does not enter into foreign currency hedge transactions. Through December 31, 1998, foreign currency fluctuations have not had a material impact on the Company's financial position or results of operation, and therefore the Company believes that its potential foreign currency exchange rate exposure is not material.

The forgoing risk management discussion and the effects thereof are forward-looking statements. Actual results in the future may differ materially from these projected results due to actual developments in global financial markets. The analytical methods used by the Company to assess and mitigate risk discussed above should not be considered projections of future events or losses.

26

Independent Auditors' Report

[Deloitte &
Touche LLP LOGO]



To the Board of Directors and Stockholders of Security Dynamics Technologies, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Security Dynamics Technologies, Inc. (the "Company") and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the acquisition of Intrusion Detection, Inc., which has been accounted for as a pooling of interests as described in Note 2 of notes to the consolidated financial statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Security Dynamics Technologies, Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

As discussed in Note 4 of the notes to the consolidated financial statements, in 1996 the Company changed its method of accounting for option grants requiring stockholder approval in 1996.


/s/ DELOITTE + TOUCHE LLP


Boston, Massachusetts

January 27, 1999

Consolidated Balance Sheets
SECURITY DYNAMICS TECHNOLOGIES, INC. AND SUBSIDIARIES

(In thousands, except share and per share data)

                                                       DECEMBER 31,
ASSETS                                              1997         1998
-----------------------------------------------------------------------
CURRENT ASSETS
 Cash and cash equivalents                       $  96,595    $  33,178
 Marketable securities                              68,064      125,058
 Accounts receivable                                27,551       36,712
   (less allowance for doubtful accounts
    of $852 in 1997 and $710 in 1998)
 Inventory                                           3,035        7,025
 Prepaid expenses and other                          9,338       10,596
 Prepaid income taxes                                2,562        3,930
  Deferred taxes                                     1,426           --
                                                 ----------------------
    TOTAL CURRENT ASSETS                           208,571      216,499
                                                 ----------------------
PROPERTY AND EQUIPMENT
 Furniture and equipment                            20,909       37,269
 Leasehold improvements                              4,528        6,486
                                                 ----------------------
    TOTAL PROPERTY AND EQUIPMENT                    25,437       43,755

Less accumulated depreciation and amortization      (7,922)     (14,187)
                                                 ----------------------
    PROPERTY AND EQUIPMENT NET                      17,515       29,568
                                                 ----------------------
OTHER ASSETS
 Investments                                         3,699       14,248
 Deferred taxes                                      3,371       19,285
 Other                                                 819        1,255
                                                 ----------------------
    TOTAL OTHER ASSETS                               7,889       34,788

TOTAL                                            $ 233,975    $ 280,855
                                                 ======================

See notes to consolidated financial statements

28

Consolidated Balance Sheets
continued

                                                       DECEMBER 31,

LIABILITIES AND STOCKHOLDERS' EQUITY                1997         1998
-----------------------------------------------------------------------
CURRENT LIABILITIES
 Accounts payable                                $  11,137    $   8,169
 Accrued payroll and related benefits                5,254        9,695
 Accrued expenses and other                          4,071        4,659
 Income taxes payable                                  159           --
 Deferred revenue                                    9,602       10,971
 Deferred taxes                                         --        2,120
                                                 ----------------------
   TOTAL CURRENT LIABILITIES                        30,223       35,614
                                                 ----------------------
MINORITY INTERESTS                                   3,099        2,521
                                                 ----------------------
COMMITMENTS AND CONTINGENCIES (Notes 7 and 9)

STOCKHOLDERS' EQUITY
 Common stock, $.01 par value; authorized,
 80,000,000 shares; issued, 40,467,118
 shares in 1997 and 41,534,359 shares in 1998;
 outstanding, 40,466,609 shares in 1997 and
 40,475,850 shares in 1998                             405          415
 Additional paid-in capital                        165,751      191,185
 Retained earnings                                  35,284       64,302
 Deferred stock compensation                          (116)         (74)
 Treasury stock, common, at cost, 509 shares
 in 1997 and 1,058,509 shares in 1998                   --      (12,135)
 Accumulated other comprehensive income               (671)        (973)
                                                 ----------------------
   TOTAL STOCKHOLDERS' EQUITY                      200,653      242,720
                                                 ----------------------
TOTAL                                            $ 233,975    $ 280,855
                                                 ======================

See notes to consolidated financial statements

Consolidated Statements of Income
SECURITY DYNAMICS TECHNOLOGIES, INC. AND SUBSIDIARIES
(In thousands, except per share data)

                                                           YEARS ENDED DECEMBER 31,
                                                         1996        1997         1998
----------------------------------------------------------------------------------------
REVENUE                                                 $86,417    $140,630     $171,334

Cost of revenue                                          18,431      28,704       40,781
                                                        --------------------------------
GROSS PROFIT                                             67,986     111,926      130,553
                                                        --------------------------------
COSTS AND EXPENSES
 Research and development                                13,682      27,180       31,981
 Marketing and selling                                   24,829      41,926       66,788
 General and administrative                              14,603      17,171       19,007
 Legal settlement                                            --          --        1,872
 Merger and integration                                   6,100       5,700        2,600
                                                        --------------------------------
   Total                                                 59,214      91,977      122,248
                                                        --------------------------------

INCOME FROM OPERATIONS                                    8,772      19,949        8,305

Interest income and other                                 4,889       6,273        8,676
Gain on sale of marketable securities                    11,027       4,264           --
Gain on sale of VeriSign common stock                        --          --       31,285
Gain from increase in investment value                       --          --       11,976
Equity in loss from operations of equity investment          --          --       (4,187)
Investment valuation adjustment                              --          --       (3,647)
Income before provision for income taxes                 24,688      30,486       52,408
Provision for income taxes                               11,003      13,324       23,571
Minority interests                                           --        (114)         578
                                                        --------------------------------
NET INCOME                                              $13,685    $ 17,048     $ 29,415
                                                        --------------------------------
BASIC EARNINGS PER SHARE
 Per share amount                                       $  0.37    $   0.44     $   0.72
                                                        --------------------------------
 Weighted average shares                                 37,165      38,956       40,909
                                                        --------------------------------
DILUTED EARNINGS PER SHARE
 Per share amount                                       $  0.35    $   0.42     $   0.69
                                                        --------------------------------
   Weighted average shares                               37,165      38,956       40,909
   Effect of dilutive options                             2,533       1,692        1,588
                                                        --------------------------------
 Adjusted weighted average shares                        39,698      40,648       42,497
                                                        ================================

See notes to consolidated financial statements

30

Consolidated Statements of Stockholders' Equity
SECURITY DYNAMICS TECHNOLOGIES, INC. AND SUBSIDIARIES

(In thousands, except share data)

                                            COMMON STOCK                                                      TREASURY STOCK
                                        -------------------     ADDITIONAL      RETAINED   DEFERRED STOCK    ----------------
                                        SHARES       AMOUNT   PAID-IN CAPITAL   EARNINGS    COMPENSATION     SHARES    AMOUNT
------------------------------------------------------------------------------------------------------------------------------------

BALANCE, JANUARY 1, 1996                35,922,113    $359       $ 94,593        $ 4,777       $(292)         296          --

Exercise of stock options
  and purchase plans                       817,123       8          2,598             --          --           --          --
Tax benefit arising from
  exercise of stock options                     --      --          3,702             --          --           --          --
Compensation expense and amortization
  of deferred stock compensation                --      --          1,409             --         118           --          --
Issuance of common stock                 1,265,999      13            521             --          --           --          --
Comprehensive income:
   Translation adjustment                       --      --             --             --          --           --          --
   Unrealized (loss) on marketable
     securities, net                            --      --             --             --          --           --          --
Net income                                      --      --             --         13,685          --           --          --
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                      --      --             --             --          --           --          --
------------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1996              38,005,235     380        102,463         18,462        (174)         296          --

Settlement of RSA escrow                   (36,037)     --             --             --          --          213          --
Exercise of stock options
 and purchase plans                      1,031,322      10          5,485             --          --           --          --
Other                                           --      --             --           (226)         --           --          --
Tax benefit arising from
 exercise of stock options                      --      --          2,012             --          --           --          --
Payments to Acquisition shareholders      (159,402)     (1)        (6,037)            --          --           --          --
Issuance of common stock                 1,626,000      16         61,092             --          --           --          --
Compensation expense and amortization
    of deferred stock compensation              --      --            736             --          58           --          --
Comprehensive income:
 Translation adjustment                         --      --             --             --          --           --          --
 Unrealized (loss) on marketable
  securities, net                               --      --             --             --          --           --          --
 Net income                                     --      --             --         17,048          --           --          --
------------------------------------------------------------------------------------------------------------------------------------
 Total comprehensive income                     --      --             --             --          --           --          --
------------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1997              40,467,118     405        165,751         35,284        (116)         509          --

Exercise of stock options
 and purchase plans                      1,067,241      10          3,354             --          --           --          --
Tax benefit arising from
exercise of stock options                       --      --          4,482             --          --           --          --
Compensation expense and amortization                                                                          --          --
 of deferred stock compensation                 --      --          1,941             --          42
Tax benefit arising from foreign
 acquisition net assets                         --      --         13,835             --          --           --          --
Legal settlement                                --      --          1,872             --          --           --          --
Other                                           --      --            (50)          (397)         --           --          --
Share repurchase program                        --      --             --             --          --    1,058,000    $(12,135)
Comprehensive income:
 Translation adjustment                         --      --             --             --          --           --          --
 Unrealized gain on marketable
  securities, net                               --      --             --             --          --           --          --
 Net income                                     --      --             --         29,415          --           --          --
------------------------------------------------------------------------------------------------------------------------------------
 Total comprehensive income                     --      --             --             --          --           --          --
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998              41,534,539    $415       $191,185        $64,302       $(74)   $1,058,509    $(12,135)
                                        ============================================================================================

                                           ACCUMULATED OTHER    TOTAL
                                            COMPREHENSIVE    STOCKHOLDERS'
                                                INCOME          EQUITY
--------------------------------------------------------------------------

BALANCE, JANUARY 1, 1996                       $10,005         $109,442

Exercise of stock options
  and purchase plans                                --            2,606
Tax benefit arising from
  exercise of stock options                         --            3,702
Compensation expense and amortization
  of deferred stock compensation                    --            1,167
Issuance of common stock                            --              534
Comprehensive income:
   Translation adjustment                           --              398
   Unrealized (loss) on marketable
     securities, net                            (6,430)          (6,430)
Net income                                          --           13,685
-------------------------------------------------------------------------
Total comprehensive income                          --            7,653
-------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1996                       3,973          125,104

Settlement of RSA escrow                            --               --
Exercise of stock options
 and purchase plans                                 --            5,495
Other                                               --             (226)
Tax benefit arising from
 exercise of stock options                          --            2,012
Payments to Acquisition shareholders                --           (6,038)
Issuance of common stock                            --           61,108
(Compensation expense and amortization
    of deferred stock compensation                  --              794
Comprehensive income:
 Translation adjustment                         (1,243)          (1,243)
 Unrealized (loss) on marketable
  securities, net                               (3,401)          (3,401)
 Net income                                         --           17,048
------------------------------------------------------------------------
 Total comprehensive income                         --           12,404
------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1997                        (671)         200,653

Exercise of stock options
 and purchase plans                                 --            3,364
Tax benefit arising from
exercise of stock options                           --            4,482
Compensation expense and amortization               --            1,983
 of deferred stock compensation
Tax benefit arising from foreign
 acquisition net assets                             --           13,835
Legal settlement                                                  1,872
Other                                               --             (447)
Share repurchase program                            --          (12,135)
Comprehensive income:
 Translation adjustment                           (425)            (425)
 Unrealized gain on marketable
  securities, net                                  123              123
 Net income                                         --           29,415
------------------------------------------------------------------------
 Total comprehensive income                         --           29,113
------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                     $  (973)        $242,720
                                        ================================


See notes to consolidated financial statements

Consolidated Statements of Cash Flows
SECURITY DYNAMICS TECHNOLOGIES, INC. AND SUBSIDIARIES

(In Thousands)

                                                                  YEARS ENDED DECEMBER 31,

                                                             1996         1997         1998
---------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                $  13,685    $  17,048    $  29,415
Adjustments to reconcile net income to net cash
 provided by (used for) operating activities:
   Legal settlement                                              --           --        1,872
   Gain on sale of VeriSign common stock                         --           --      (31,285)
   Gain from increase in investment value                        --           --      (11,976)
   Equity in loss from operations of equity investment           --           --        4,187
   Investment valuation adjustment                               --           --        3,647
   Non cash investment                                           --           --       (2,000)
   Gain on sale of marketable securities                    (11,027)      (4,264)          --
   Deferred taxes                                            (1,393)      (2,337)       1,366
   Depreciation and amortization                              1,824        4,353        6,845
   Stock compensation                                         1,167          794        1,983
   Minority interests                                            --         (114)        (578)
   Increase (decrease) in cash from changes in:
     Accounts receivable                                     (8,459)     (10,946)      (9,074)
     Inventory                                               (1,161)       (,429)      (3,993)
     Prepaid expenses and other                              (2,672)      (5,167)      (7,529)
     Accounts payable                                         2,379        1,627       (5,874)
     Accrued payroll and related benefits                     1,659          471        4,370
     Accrued expenses and other                               2,943        6,225        3,593
     Prepaid and income taxes payable                          (459)      (4,685)       4,828
     Deferred revenue                                         1,105        3,983        1,356
                                                          -----------------------------------
       NET CASH PROVIDED BY (USED FOR) OPERATING
       ACTIVITIES                                              (409)       6,559       (8,858)
                                                          -----------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of marketable securities                       (119,619)    (104,172)    (211,393)
   Sales and maturities of marketable securities             85,975      133,804      154,399
   Purchases of property and equipment                       (9,434)     (10,896)     (18,850)
   Capitalized software costs and purchased
    technology                                               (1,061)      (1,410)          --
   Investments and other                                     (3,224)      (1,616)      26,328
                                                          -----------------------------------
       NET CASH PROVIDED BY (USED FOR) INVESTING
       ACTIVITIES                                           (47,363)      15,710      (49,516)
                                                          -----------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from sale of common stock, net of
    issuance costs                                              534       61,108           --
   Payments to Acquisition shareholders                          --       (6,038)          --
   Proceeds from exercise of stock options and
    purchase plans                                            2,606        5,269        3,364
   Tax benefit from exercise of stock options                 3,702        2,012        4,482
   Minority interests                                         1,213        1,905           --
   Share repurchase program                                      --           --      (12,135)
   Other                                                        537           --         (447)
                                                          -----------------------------------
       NET CASH PROVIDED BY (USED FOR) FINANCING
       ACTIVITIES                                             8,592       64,256       (4,736)
                                                          -----------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND EQUIVALENTS        (138)      (1,618)        (307)
                                                          -----------------------------------

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS             (39,318)      84,907      (63,417)

CASH AND EQUIVALENTS, BEGINNING OF YEAR                      51,006       11,688       96,595
                                                          -----------------------------------
CASH AND EQUIVALENTS, END OF YEAR                         $  11,688    $  96,595    $  33,178
                                                          ===================================

See notes to consolidated financial statements

Notes to Consolidated Financial Statements
SECURITY DYNAMICS TECHNOLOGIES, INC. AND SUBSIDIARIES


(In thousands, except lease, share, and per share data)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES NATURE OF BUSINESS -- Security Dynamics Technologies, Inc. ("SDI," which, together with its subsidiaries, is referred to as the "Company") is a leading provider of enterprise network and data security solutions to corporate end user ("Enterprise") and original equipment manufacturer ("OEM") customers. The Company helps enable electronic business by providing technologies, products and services that secure the access to and protect the information in networks, systems, applications and Internet commerce initiatives. Leveraging its expertise in authentication management, public key encryption and access control, the Company helps organizations in a range of industries conduct business securely, protect corporate information assets and facilitate business-to-business and electronic commerce. The Company's products include its SecurID "tokens" and ACE/Server software, which authenticate the identity of users accessing networked or stand-alone computer resources, RSA developer toolkits and other products used to implement cryptographic data security applications, and the Keon product family, which provides a broad range of application security solutions, including secure single sign-on solutions. The Keon family includes the products formerly known as "BoKS" and acquired by the Company as part of the acquisition of DynaSoft AB in July 1997.

The Company's principal markets for its products are, in order of significance, the United States, Europe, Canada, Asia/Pacific and Latin America.

RECLASSIFICATION -- Certain prior year amounts have been reclassified to conform to the 1998 presentation.

BASIS OF PRESENTATION -- The consolidated financial statements have been prepared to give retroactive effect to the acquisitions of Intrusion Detection, Inc. ("IDI") on March 26, 1998, DynaSoft AB ("DynaSoft") on July 14, 1997 and RSA Data Security ("RSA") on July 26, 1996 (see Note 2), which have been accounted for as poolings of interests.

PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include all accounts of SDI and its subsidiaries. Strategic equity investments are accounted for using the equity method in situations where the Company has the ability to exercise significant influence over the investee's business. All other strategic investments are accounted for using the cost method (See Note 3).

In 1996 and 1997, RSA sold minority interests, aggregating 26% in its Japanese subsidiary to third parties for $1,213 and $1,905, respectively. The minority interest in the subsidiaries' profits and losses is separately presented in the accompanying consolidated income statements.

REVENUE RECOGNITION -- Revenues are recognized when software and hardware products are shipped, no significant obligations remain and collection is considered probable. Revenue from shipments to distributors are recognized upon receipt of evidence of sale to end users by the distributors. Revenues from licensing intellectual property such as patents and cryptographic data security applications are recognized when contracts are entered into, no significant obligations remain and collection is considered probable. Maintenance services revenues are deferred and recognized ratably over the maintenance period, generally twelve months. Professional services revenues are recognized as services are provided. No customer accounted for 10% or more of the Company's revenue in any period reported.

WARRANTY POLICY -- The Company provides warranties on SecurID tokens for the customer-selected programmed life of the token and replaces damaged tokens (other than tokens damaged by a user's negligence or alteration) free of charge. The Company generally sells its other products to customers with warranties for specified periods. The Company provides a reserve for warranties based upon historical experience.

INVENTORY -- Inventory consists primarily of SecurID tokens and is stated at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (two to ten years).

RESEARCH AND DEVELOPMENT, CAPITALIZED SOFTWARE AND PURCHASED TECHNOLOGY COSTS -- Research and development costs, including purchased research and development, are expensed as incurred. The Company capitalizes certain software costs after technological feasibility has been established. Capitalized amounts are reported at the lower of unamortized cost or net realizable value and are amortized to cost of revenue over the estimated useful lives (two to three years) starting at the general release of the software product to customers. Purchased technology consists of acquired software and is recorded at cost. Amortization is provided over estimated lives of two years. Purchased technology and capitalized software costs, net of accumulated amortization, were $86 as of December 31, 1997 and $14 as of December 31, 1998 and are included in Other Assets. Amortization expense for capitalized software and purchased technology approximated $330, $111 and $73 for 1996, 1997 and 1998, respectively.

CASH EQUIVALENTS -- The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

MARKETABLE SECURITIES -- The Company classifies its marketable securities as "available for sale," and carries them at aggregate fair value. Unrealized gains and losses are included as a component of stockholders' equity, net of tax effect. Realized gains are determined based on the specific identified cost of the securities. The Company's marketable securities have various contractual maturities through 2008. Unrealized gross gains were $132 at December 31, 1997 and $500 at December 31, 1998.

Marketable securities were as follows:

                                                                             December 31,
                                                                      1997                       1998
---------------------------------------------------------------------------------------------------------------
                                                           AGGREGATE                  AGGREGATE
                                                           FAIR VALUE        COST     FAIR VALUE         COST
                                                           ----------------------------------------------------
U.S. Government and Federal Agency obligations              $ 67,582       $ 67,510    $  32,370      $  32,193
State and municipal government tax-exempt obligations            482            422       34,920         35,002
Corporate obligations                                             --             --       57,768         57,526
                                                           ----------------------------------------------------
      Total                                                 $ 68,064       $ 67,932    $ 125,058      $ 124,721
                                                           ====================================================

ADVERTISING -- Advertising costs are expensed as incurred. Advertising expense was approximately $632 in 1996, $850 in 1997 and $837 in 1998.

INCOME TAXES -- The Company uses the liability method of accounting for income taxes. Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws. The Company provides for taxes on the undistributed earnings of foreign subsidiaries which are ultimately expected to be remitted to the parent company. Unrecognized provisions for taxes on undistributed earnings of foreign subsidiaries which are considered permanently invested are not material to the Company's consolidated financial position or results of operations.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 the Company records valuation allowances against net deferred tax assets, if based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In assessing the realizability of deferred assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and when temporary differences become deductible. The Company considers, among other available information, uncertainties surrounding the recoverability of deferred tax assets, scheduled reversals of deferred tax liabilities, projected future taxable income, and other matters in making this assessment.

FOREIGN CURRENCY -- The Company considers the local currencies of the countries in which the Company's branches and subsidiaries are domiciled to be the functional currencies. Translation adjustments are accumulated in a separate component of equity.

EARNINGS PER SHARE -- In the fourth quarter of 1997, the Company adopted the provisions of SFAS No. 128 "Earnings per Share." The Company changed the method used to compute earnings per share and restated all prior periods in accordance with SFAS No. 128. SFAS No. 128 supersedes Accounting Principles Board Opinion No. 15 and is intended to simplify the computation of earnings per share and to make the U.S. computations more comparable with international computations by requiring the presentation of basic and fully diluted earnings per share. The Company's only dilutive stock equivalents are stock options.

FINANCIAL INSTRUMENTS -- The carrying values of cash and equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments. Marketable securities are carried at aggregate fair value. The Company's interest in VeriSign (Note 3) is accounted for under the equity method. Other investments represent strategic equity positions in companies and are stated at cost (Note 3). It is not practicable to measure the estimated fair value of such investments.

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

CONCENTRATION OF CREDIT RISK -- The Company licenses its ACE/Server and Keon software and token technology to various customers in a diverse industry range. Toolkit and patent licenses are issued primarily to companies in the computer and software industries. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company generally requires no collateral from its customers.

Notes to Consolidated Financial Statements continued


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

RECENT ACCOUNTING PRONOUNCEMENTS -- In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition," which supersedes SOP No. 91-1. The Company adopted SOP No. 97-2, as amended, prospectively on January 1, 1998. SOP No. 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements.

2. MERGER AND ACQUISITIONS
On July 26, 1996, SDI completed a merger with RSA Data Security, Inc. (the "Merger" and "RSA," respectively). On July 15, 1997, SDI acquired DynaSoft AB (the "DynaSoft Acquisition" and "DynaSoft," respectively). On March 26, 1998, SDI acquired IDI (the "IDI Acquisition") (collectively, the "Acquisitions"). The Acquisitions and the Merger have been accounted for as poolings of interests and therefore the consolidated financial statements for all periods prior to the Acquisitions and the Merger have been restated to include the accounts and operations of RSA, DynaSoft and IDI with those of SDI. Expenses related to these transactions for investment banking, professional fees and other direct expenses are recorded at the respective dates of the Acquisitions and the Merger.

Under the terms of the Merger, each share of RSA common stock was exchanged for
1.66112 shares of the Company's common stock and the Company issued a total of 6,683,078 shares of its common stock to RSA stockholders and options to purchase a total of 1,316,922 shares of the Company's common stock to option holders of RSA.

Under the terms of the DynaSoft Acquisition, the Company issued approximately
2.7 million shares of common stock in exchange for approximately 95% of the outstanding shares and certain of the outstanding options to acquire shares of DynaSoft. The Company paid $6,038 to certain stockholders of DynaSoft in exchange for the remaining outstanding shares and options.

Under the terms of the IDI Acquisition, the Company issued 784,342 shares of common stock in exchange for all of the outstanding shares of IDI.

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

In December 1997, the Company committed to a plan to integrate the DynaSoft operations into its worldwide structure. The plan of integration encompasses the severing of nine DynaSoft employees and consultants, all of whom were notified of their pending termination from the Company prior to December 31, 1997. In connection with this plan, the Company accrued for severance and other related costs of $300 in the fourth quarter of 1997. As of December 31, 1997, four of the employees were terminated, whereby the Company paid severance of $49. The remaining five employees/consultants were terminated in early 1998, at which time the Company paid the remaining amounts contemplated under the plan.

Investment banking, professional fees and other direct expenses incurred in connection with the IDI acquisition and charged to operations in the first quarter of 1998 were approximately $2.6 million.

No adjustments to conform accounting policies of the Company, RSA and IDI were required. Adjustments to conform accounting policies of DynaSoft to those of the Company were not material.

Revenues and net income (loss) for previously separate Companies for the periods before the acquisitions follow. IDI revenues and net income (loss) were $2,600 and $510, respectively, in 1996, $4,700 and $ 680, respectively, in 1997 and $900 and $(137), respectively for the period January 1, 1998 to March 26, 1998, the date Security Dynamics acquired IDI. DynaSoft revenues and net income (loss) were $7,669 and $130, respectively, in 1996 and $5,277 and $(155), respectively, for the period January 1, 1997 to July 15, 1997, the date Security Dynamics acquired DynaSoft. RSA revenues and net (loss) were $6,043 and $(383), respectively, for the period January 1, 1996 to July 26, 1996, the date Security Dynamics merged with RSA.

Pursuant to escrow agreements entered into with the Company by certain of the stockholders of DynaSoft, RSA, and IDI in connection with the DynaSoft Acquisition, the Merger, and the IDI Acquisition, respectively, 10.0% of the shares of the

Company's common stock issued to holders of DynaSoft's stock and 12.5% of the shares of the Company's common stock issued to holders of RSA stock and issuable to holders of RSA options and 10% of the shares of the Company's common stock issued to holders of IDI's stock were placed in escrow, pending settlement of any breaches of representations, warranties or covenants to the DynaSoft Acquisition, the Merger and the IDI Acquisition agreements. In June 1997, the Company and the holders of the RSA shares reached a settlement with respect to claims against the escrow shares and 36,250 shares were distributed to the Company and 837,957 shares were distributed to the holders of the RSA stock. Of the shares received by the Company, 213 shares were accounted for as treasury stock and the remainder were canceled. In July 1998, the shares held in escrow in connection with the DynaSoft Acquisition were released and in September 1998, the shares held in escrow in connection with the IDI Acquisition were released.

3. INVESTMENTS
VERISIGN, INC. -- In January 1998, VeriSign had an initial public offering of three million shares of its common stock. The VeriSign series A and B convertible preferred stock held by the Company converted to common stock in connection with the offering. The offering diluted the Company's ownership but increased the value of the Company's equity in VeriSign.

As a result of VeriSign's initial public offering, in accordance with the equity method of accounting, the Company recognized as a gain the increase in the amount of its investment in VeriSign of $12.0 million, representing its proportionate share of VeriSign's equity as of December 31, 1997, after considering VeriSign's net proceeds from the offering. The Company sold 895,500 shares of its VeriSign common stock for a gain of $31.3 million in 1998. As of December 31, 1998 the Company owned approximately 3.6 million shares of VeriSign common stock, an approximate ownership percentage of 16%, with a market value of approximately $213.0 million. In January 1999 VeriSign completed a secondary offering of 3.2 million shares of its common stock, including the sale of 1.0 million shares held by the Company. The Company realized a gain of $74.7 million on the sale in January 1999. In the second quarter of 1999, the Company will recognize as a gain the increase in the amount of its investment in VeriSign of $12.6 million, representing its proportionate share of VeriSign's net increase in equity from this offering.

The Company recognizes its proportionate interest in VeriSign's operating results one quarter in arrears. The Company's proportionate share of VeriSign's net loss was $4.2 million in 1998. On January 25, 1999, VeriSign announced it had incurred a net loss of $19.7 million for the year ended December 31, 1998 and $2.5 million for the three months ended December 31, 1998 and at December 31, 1998 had total assets and liabilities of $64.3 million and $22.6 million respectively. A Director of the Company serves as Chairman of the Board of VeriSign.

VPNET TECHNOLOGIES, INC. -- In December 1996, the Company purchased 250,000 shares of Series B Preferred Stock of VPNet Technologies, Inc. ("VPNet") of San Jose, California, for an aggregate purchase price of $1,500. VPNet was organized to develop and market products and technologies for implementing high-performance virtual private networks. In January 1998, the Company purchased $120 of VPNet 8% convertible debt. The debt is convertible into preferred stock which is convertible into common stock. The Company also received a warrant to purchase VPNet Common Stock. The Company's investment in VPNet represents a minority interest of less than 10% of VPNet's capitalization. A Director of the Company serves as a director of VPNet.

TRINTECH GROUP -- In March 1998 the Company purchased, in a non-cash transaction, 482,756 ordinary shares of Trintech Group ("Trintech") valued at $2,000. Trintech is an Irish development company organized to develop and market software products designed to enable secure payment in the electronic marketplace. In June 1998, the Company purchased 500,000 shares of Trintech's Series A Convertible Preferred Shares for $3,000 cash. The Company's investment represents a minority interest of less than 10% of Trintech's capitalization.

NCIPHER CORPORATION LIMITED -- In October 1997, the Company purchased 175,285 ordinary shares of nCipher Corporation Limited ("nCipher") for an aggregate purchase price of $512. nCipher is located in the United Kingdom and develops products designed to accelerate cryptographic processes in Internet security, electronic commerce and other applications. In January and July 1998, the Company purchased 93,896 and 563,910 ordinary shares of nCipher for aggregate purchase price of $336 and $2,460, respectively. The Company's investment in nCipher represents a minority interest of less than 20% of nCipher's capitalization.

C2NET, INC. -- In June 1998, the Company made a one-year bridge loan to C2Net, Inc. ("C2Net") in the amount of $200. The debt is convertible at the Company's option into equity of C2Net or may be used to offset any financial obligation which may arise from future licensing agreements between the Company and C2Net. C2Net is located in California and was organized to develop commercial Internet security software.

FINJAN SOFTWARE LTD. -- In August 1997, the Company purchased 877,193 Series C Preferred Shares of Finjan Software Ltd. ("Finjan") for an aggregate purchase price of $1,000. Finjan is an Israeli software company organized to develop and market products for the Java Internet security market. The Company's investment in Finjan represents a minority interest of less than 5% of Finjan's capitalization.

INVESTMENT VALUATION ADJUSTMENT -- The Company routinely evaluates the realizable value of its investments using qualitative and quantitative factors including discounted cash flow analysis and liquidation value assessments. Based on these evaluations the Company reduced investments by $3.6 million in December 1998.

continued

4. STOCK OPTION AND PURCHASE PLANS 1994 STOCK OPTION PLAN ("1994 PLAN") -- In October 1994, the Board of Directors adopted the Company's 1994 Plan. The 1994 Plan authorizes (i) the grant of options to purchase common stock intended to qualify as incentive stock options and (ii) the grant of options that do not so qualify (non-statutory options) to employees, officers, directors and consultants of the Company. Option exercise prices for incentive stock options granted under the 1994 Plan may not be less than 100% of the fair market value of the shares. In general, 1994 Plan option grants become exercisable as to 25% on the first anniversary of the grant date, and in equal quarterly amounts thereafter for three years. Options generally expire eight years from the grant date. On April 30, 1998, at the Annual Meeting of Stockholders of the Company, the stockholders adopted an amendment and restatement of the 1994 Plan which, among other things, increased the number of shares authorized for issuance under the 1994 Plan from 6,570,000 to 9,570,000. Shares of common stock available for option grants were 567,390 at December 31, 1998. On January 6, 1999, the Board of Directors adopted, subject to stockholder approval, an amendment to the 1994 Plan which, among other things, increases the number of shares of common stock authorized for issuance from 9,570,000 to 11,570,000 shares in the aggregate.

1994 DIRECTOR STOCK OPTION PLAN ("DIRECTOR PLAN") -- In October 1994, the Board of Directors adopted the Company's Director Plan. The Director Plan permits the granting of options to purchase up to a maximum of 300,000 shares of common stock to non-employee members of the Board of Directors. The exercise price of the options may not be less than 100% of the fair market value on the date of the grant. Options granted under the Director Plan become exercisable at the earlier of the date of the next Annual Meeting of Stockholders or one year from the date of grant and expire up to ten years from the date of grant. Shares of common stock available for option grant were 55,000 at December 31, 1998. On January 6, 1999, the Board of Directors adopted, subject to stockholder approval, an amendment to the Director Plan increasing the number of shares of common stock authorized for issuance from 300,000 to 500,000 shares in the aggregate.

1994 EMPLOYEE STOCK PURCHASE PLAN ("PURCHASE PLAN") -- In October 1994, the Board of Directors adopted the Company's Purchase Plan. The Purchase Plan provides for sales to participating employees of up to 400,000 shares of common stock, at prices of not less than 85% of the closing price on either the first day or the last day of the offering period, whichever is lower. Shares purchased under the Plan were 91,408 in 1996, 145,203 in 1997 and 100,997 in 1998.

1998 NON-OFFICER EMPLOYEE STOCK INCENTIVE PLAN ("1998 PLAN") -- In December 1998, the Board of Directors adopted the Company's 1998 Plan. The 1998 Plan, as amended, authorizes the grant of non-statutory stock options, restricted stock awards, and other stock-based awards covering up to an aggregate of 625,750 shares of Common Stock to employees, consultants and advisors of the Company, other than those who are also officers (within the meaning of Section 16 of the Exchange Act). In general, stock options granted under the 1998 Plan become exercisable as to 25% of the shares covered thereby on the first anniversary of the grant date and in equal quarterly installments thereafter for three years. Options generally expire eight years from the grant date. No shares of Common Stock were available for awards under the 1998 Plan as of December 31, 1998.

RSA OPTIONS -- At the effective date of the Merger, the then-outstanding options to purchase shares of RSA common stock, issued under RSA's 1987 Stock Option Plan were exchanged for options to purchase an aggregate of 1,316,922 shares of the Company's common stock. All option activity data has been retroactively adjusted to the earliest period presented to give effect to the conversion of the RSA options. Incentive stock options and non-statutory stock options were awarded to employees, officers, directors, consultants and independent contractors and were generally immediately exercisable for a term of five years. In the event of termination of employment or consulting services, the Company had the option to repurchase at the original exercise price any unvested shares. No options were subject to repurchase rights as of December 31, 1998.

A summary of stock option activity under all plans follows:


                                                   WEIGHTED AVERAGE
                                                      EXERCISE
                                          SHARES   PRICES PER SHARE
-------------------------------------------------------------------
Outstanding at January 1, 1996           3,179,195     $  2.69
 Granted                                 2,332,212       29.12
 Exercised                                (761,633)       2.33
 Canceled                                  (27,317)      21.57
Outstanding at December 31, 1996         4,722,457       15.71
 Granted                                 2,437,383       34.29
 Exercised                                (959,143)       3.58
 Canceled                                 (147,056)      26.43
Outstanding at December 31, 1997         6,053,641       24.87
 Granted                                 9,125,937       15.09
 Exercised                                (972,740)       1.85
 Canceled                               (6,178,366)      32.59
                                         --------------------------
Outstanding at December 31, 1998         8,028,472     $ 13.35
                                         ==========================
 Exercisable at December 31, 1996        2,127,928     $  1.69
                                         ==========================
 Exercisable at December 31, 1997        2,120,841     $ 11.45
                                         ==========================
 Exercisable at December 31, 1998        2,629,914     $ 13.63
                                         ==========================

The following table sets forth information regarding stock options outstanding at December 31, 1998 under all plans:

                                                          WEIGHTED AVERAGE
       RANGE                                WEIGHTED         REMAINING          NUMBER         WEIGHTED AVERAGE
     EXERCISE          NUMBER OF             AVERAGE      CONTRACTUAL LIFE     CURRENTLY      EXERCISE PRICE FOR
      PRICES            OPTIONS           EXERCISE PRICE      (YEARS)         EXERCISABLE    CURRENTLY EXERCISABLE
------------------------------------------------------------------------------------------------------------------
$      0.10              52,000             $  0.10            1.3              52,000            $  0.10
       0.45              22,397                0.45            4.9              22,397               0.45
   0.76 -  0.90         145,085                0.90            1.2             144,828               0.90
   1.75 -  2.55          21,663                2.36            5.7              21,663               2.36
   2.95 -  3.31         109,262                3.27            2.7             107,431               3.27
       6.62               4,959                6.62            2.3               4,959               6.62
   9.97 - 14.31       6,523,957               11.95            7.6           1,829,732              11.70
  16.00 - 19.00         417,339               16.73            7.7                  --                 --
  24.13 - 35.63         638,250               28.95            7.7             382,748              29.22
  37.59 - 44.21          93,500               40.70            8.1              64,156              41.66
-------------------------------------------------------------------------------------------------------------------
$  0.10 - 44.21       8,028,472             $ 13.35            7.3           2,629,914            $ 13.63
===================================================================================================================

ACCOUNTING FOR STOCK OPTIONS
For certain options and stock awards granted in 1996, 1997 and 1998, the Company is recognizing compensation expense based on the excess of fair market value over the option exercise or award prices at dates of grant. Compensation is being recognized ratably over the vesting periods.

On April 1, 1996 and April 24, 1996, options to purchase 200,000 shares and 38,900 shares of common stock were granted at exercise prices of $24.30 and $38.20, respectively, subject to stockholder approval of an amendment to the 1994 Plan increasing the number of shares available for grant to 4,820,000 shares. On May 22, 1996, the stockholders approved the amendment to the 1994 Plan.

For options granted subsequent to April 1, 1996, the Company changed its accounting policy on options requiring stockholder approval to measure compensation expense on the approval date. This change resulted in an aggregate compensation expense of approximately $4,500 relating to the April 1, 1996 and April 24, 1996 option grants, which the Company is recognizing over the remainder of the four-year vesting period of the options from May 22, 1996. The effect of this change was to reduce income from operations by $667 in 1996. Total compensation expense relating to certain options and stock awards amounted to $1,167 in 1996, $1,205 in 1997 and $1,982 in 1998.

On July 24, 1998 and August 6, 1998, the Board of Directors of the Company approved a stock option repricing program pursuant to which each holder (other than certain executive officers and the directors of the Company) of an outstanding stock option granted under the Plan during the period commencing on January 1, 1996 and ending on June 30, 1998 (collectively, the "Old Options"), could elect to receive a new stock option (collectively, "New Options") granted on August 12, 1998 under the Plan in exchange for cancellation of each Old Option. The Company repriced the options because the exercise prices of such options were significantly higher than the fair market value of the Company's Common Stock, and therefore did not provide the desired incentive to employees. The Company believes that stock options are a valuable tool in retaining employees. Each New Option is, among other things,(i) exercisable for the number of shares of the Company's Common Stock covered by the outstanding unexercised portion of the Old Option canceled in exchange therefore; (ii) has an exercise price of $12.0625 (equal to the closing price of the Common Stock on the Nasdaq National Market on August 12, 1998 and the fair market value of the Common Stock on such date); and (iii) has the identical vesting schedule as the Old Option, provided, however, that each such New Option shall not be exercisable prior to February 12, 1999, with such prohibition on exercise expiring at a rate of 25% at the end of each three-month period thereafter. New Options to purchase an aggregate of approximately 5.3 million shares of Common Stock were granted in exchange for Old Options with exercise prices ranging from $19.00 to $44.125.

PRO FORMA DISCLOSURE -- Had the Company recognized compensation costs for its stock option and purchase plans based on the fair value for awards under those plans after January 1, 1996, in accordance with SFAS No. 123 "Accounting for Stock Based Compensation," pro forma net income and pro forma net income per share would have been as follows:


                                  YEARS ENDED DECEMBER 31,
                               -------------------------------
                                 1996         1997       1998
--------------------------------------------------------------
Pro forma net income           $ 11,255      $ 5,697   $ 4,598
Pro forma net income
 per share
 -- basic                      $   0.30      $  0.15   $  0.11
 -- diluted                    $   0.28      $  0.14   $  0.11

The fair values used to compute pro forma net income and net income per share were estimated fair value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                YEARS ENDED DECEMBER 31,
                                            -----------------------------
                                            1996        1997         1998
-------------------------------------------------------------------------
STOCK OPTION PLANS
 Risk-free interest rate                     6.0%        6.1%        5.2%
 Expected life of option grants (years)      4.4         4.3         4.1
 Expected volatility of underlying stock    57.5%       57.5%       70.0%
 Expected dividend payment rate              0.0%        0.0%        0.0%
 Expected forfeiture rate                    4.1%        4.1%        7.5%

EMPLOYEE STOCK PURCHASE PLAN
 Risk-free interest rate                     5.2%        5.2%        5.2%
 Expected life of option grants (years)      0.5         0.5         0.5
 Expected volatility of underlying stock    57.5%       57.5%       70.0%
 Expected dividend payment rate              0.0%        0.0%        0.0%

The weighted average fair value of stock options granted, calculated using the Black-Scholes option-pricing model, was $17.36 in 1996, $19.64 in 1997 and $6.50 in 1998. The weighted fair value of stock options granted under the Purchase Plan, calculated using the Black-Scholes option-pricing model was $8.81 in 1996, $10.82 in 1997 and $5.58 in 1998.

5. INCOME TAXES
The provision for income taxes consisted of the following:

                                YEARS ENDED DECEMBER 31,

                            1996         1997          1998
------------------------------------------------------------
Current:
 Federal                 $  7,359     $ 11,459      $ 14,583
 State                        936        1,759         2,342
 Foreign                      399          431           798
                         -----------------------------------
   Total                    8,694       13,649        17,723

Deferred:
 Federal                   (1,219)      (2,179)         (387)
 State                       (174)        (158)        2,050
 Foreign                       --           --          (297)
                         -----------------------------------
   Total                   (1,393)      (2,337)        1,366

Tax benefit from exercise
of stock options:
 Federal                    3,452        1,878         4,137
 State                        250          134           345
                         -----------------------------------
   Total                    3,702        2,012         4,482
                         -----------------------------------
Total                    $ 11,003     $ 13,324      $ 23,571
                         ===================================

Significant components of the Company's deferred tax assets and liabilities at December 31 were as follows:

                                                1997         1998
-------------------------------------------------------------------
Deferred tax assets (liabilities)  current
 Marketable securities                        $  (846)    $  (5,760)
 Deferred revenue                                 942         1,107
 Royalty valuation                                 --           920
 Merger and integration                           196            --
 Sales returns                                    524           605
 Allowance for doubtful accounts                  267           284
 Compensation                                     185           237
 Inventory reserves                                67           225
 Warranty obligation                               42            42
 Commissions                                       22            95
 Other                                             27           195
                                              ---------------------
Net deferred tax asset (liability)  current   $ 1,426     $  (2,120)
                                              =====================
Deferred tax assets (liabilities)  non current:
 Foreign acquisition asset                    $    --     $  39,333
 Purchased research and
 development                                    2,907         2,642
 Compensation                                     575         2,269
 Investment valuation                              --         1,459
 Capitalized software development costs
 and other                                       (111)         (920)
 Valuation allowance                               --       (25,498)
                                              ---------------------
Net deferred tax assets -- non current        $ 3,371     $  19,285
                                              =====================

Notes to Consolidated Financial Statements continued


A reconciliation between the statutory and effective income tax rates follows:


                                                       YEARS ENDED DECEMBER 31,

                                                  1996            1997          1998
-------------------------------------------------------------------------------------
Statutory tax rate                                35.0%           35.0%         35.0%
State income taxes net of federal benefit          2.3             3.7           7.0
Merger expenses                                    8.3             6.7           0.1
Other                                             (1.0)           (1.7)          2.9

Effective income tax rate                         44.6%           43.7%         45.0%
                                                  ===================================

In the fourth quarter of 1998, the Company made certain elections for U.S. tax reporting purposes that resulted in a deferred tax asset of approximately $39.3 million relating to the DynaSoft Acquisition, a taxable business combination in 1997 which was accounted for as a pooling of interests. In accordance with provisions of SFAS No. 109, the Company simultaneously recorded a $25.5 million valuation allowance, reducing the deferred tax asset to an amount that management believes is more likely than not to be realized. The net deferred tax asset of $13.8 million was recorded with a corresponding increase to additional paid in capital.

Cash payments for income taxes were approximately $8,390 in 1996, $15,542 in 1997 and $18,249 in 1998.

6. RETIREMENT AND SAVINGS PLAN
The Company has a 401(k) retirement and savings plan (the "Plan") established in 1986 covering substantially all domestic employees. The Plan allows each participant to defer up to 20% of annual earnings up to an amount not to exceed an annual statutory maximum. Subject to the approval of the Board of Directors on an annual basis, the Company may make, at its discretion, profit-sharing contributions and/or match employee deferrals. Profit-sharing contributions were $305 in 1996, $400 in 1997 and $336 in 1998. The Board of Directors also approved for 1996, 1997 and 1998 matching contributions in an amount equal to one-third of the employee deferrals up to 6% of annual earnings (or a total of 2%), subject to certain eligibility requirements. Matching contributions were $261 in 1996, $367 in 1997 and $582 in 1998.

7. COMMITMENTS
The Company leases office facilities and automobiles under non-cancelable operating leases expiring through 2009. Future minimum rental payments are as follows:


                            YEARS ENDED DECEMBER 31,

                              1999      $ 6,354
                              2000        6,820
                              2001        6,809
                              2002        6,891
                              2003        6,843


Net rent expense was approximately $2,069 in 1996, $3,437 in 1997 and $4,884 in 1998. Rent collected from subleases of the Company's former headquarters was $108 in 1996, $527 in 1997 and $81 in 1998.

During 1996, the Company issued an unsecured irrevocable standby letter of credit in the amount of $750 to the landlord of its corporate headquarters in lieu of a security deposit.

As of December 31, 1996 and 1997, the Company had approximately $673 due to a bank plus interest at 13%. The amount, included in accrued expenses and other, was repaid in 1998.

The Company has an agreement with Progress Software Corporation ("Progress Software") for the right to use certain of its software to enhance the functionality of the Company's ACE/Server and Keon software. The agreement has been amended several times. In order to obtain favorable pricing, the Company has, from time to time, prepaid Progress Software royalties due under the agreement. In the first quarter of 1997 the Company prepaid $2.5 million and in 1998 the Company prepaid an aggregate of $6.0 million in three installments. The prepaid royalty is recorded as a component of cost of revenue as the related products are sold. Unamortized prepaid royalties were $4.5 million at December 31, 1997 and $4.8 million at December 31, 1998.

In connection with refinements of its product offering strategy, the Company determined it will no longer actively market certain secure VPN and secure email products obtained from third parties under license agreements. Fees prepaid under the license agreements of $4.1 million were determined to have no future value and were charged to cost of revenue in 1998.

The Company has a license for cryptographic communication technology and devices from the Massachusetts Institute of Technology ("MIT") which granted, through September 2000, an exclusive right to use, lease or sell technology, subject to payment of royalties.

Royalty expense was $2,009 in 1996, $6,061 in 1997 and $6,235 in 1998.

As of April 14, 1996 and November 1, 1997, the Company entered into employment agreements with two of its executive officers, which require total annual minimum salaries of $500 and expire in July 1998 and November 1999, respectively. One of the agreements includes a post retirement benefit, to be paid by the Company for the executive. The Company is recognizing the present value of the benefit over the applicable service period.

During September 1998, the Company entered into Employment Agreements with substantially all of the Company's management team, including most of the Company's executive officers. The Board of Directors determined that such Employment Agreements were necessary to effectively incent and retain key management team members in a competitive employment marketplace. The Employment Agreements generally provide for minimum annual salaries aggregating $1.9 million, and, among other things, that during the period commencing on September 1, 1998 and ending on March 1, 2000, the Company may terminate the employee only for nonperformance of his or her duties, or for cause, subject to criteria and definitions set forth therein.

In the first quarter of 1999, the Company entered into an agreement with a former officer, who is a director, for consulting services for a 2 year term at $120 per year.

8. SEGMENT INFORMATION
The following is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes new standards for defining and disclosing information about a company's business segments and requires a company to define its segments along its internal structure and reporting methodology. The Company has identified only one distinct and reportable segment: enterprise network and data security solutions. The segment generates revenue from two distinct product lines: Enterpise Solutions (which include sales of SecurID tokens, licensing of ACE/Server, Keon (formerly known as BoKS), Kane Security Analyst and Kane Security Monitor and RSA SecurPC software) and OEM Solutions (which include licensing of BSAFE, TIPEM, SSL encryption engines and protocol products). The Company determined that it has only one reportable segment meeting the criteria established under SFAS No. 131. The Company's chief operating decision maker, as defined, (determined to be the Chief Executive Officer and the President) and the Board of Directors do not manage any part of the Company separately, and the allocation of resources and assessment of performance is based solely on the Company's consolidated operations and operating results. As there is only segment, refer Note 1 for the significant accounting policies.

The Company's operations are conducted throughout the world. Operations in the United States represent individually more than 10% of revenues or income from operations. The Company's operations in other countries are individually insignificant and have been included in "Rest of world" below. The following table presents information about the Company's operating segments:

                                               YEARS ENDED DECEMBER 31,
                                        ----------------------------------
PRODUCTS AND SERVICES                      1996        1997        1998
--------------------------------------------------------------------------
Securid Tokens                          $ 34,826    $  57,028    $  72,328
Encryption Engine Licenses                16,781       30,765       38,205
Ace/Server Licenses                       16,297       26,378       34,344
Maintenance and Professional Services      5,729       10,468       14,573
Other Software, Hardware                  12,784       15,991       11,920
                                        ==================================
Total                                   $ 86,417   $  140,630    $ 171,334
                                        ==================================

GEOGRAPHIC AREAS
                                              YEARS ENDED DECEMBER 31,
                                        ----------------------------------
REVENUES                                  1996          1997        1998
--------------------------------------------------------------------------
United States                           $62,587      $ 97,162     $112,042
Rest of World                            23,830        43,468       59,292
                                        ----------------------------------
Total                                   $86,417      $140,630     $171,334
                                        ==================================

Notes to Consolidated Financial Statements continued


9. LITIGATION
In September 1998, the Company granted options to purchase an aggregate of 325,000 shares of common stock in connection with the settlement of threatened litigation arising out of the IDI Acquisition. The value of the options was determined, using the Black-Scholes option-pricing model, to be $1,872, based on an expected life of 2.5 years, a risk-free interest rate of 6% and expected volatility of the underlying stock of 75%.

On December 11, 1998, a purported class action lawsuit was filed against the Company and certain of its officers and directors in the United States District Court for the District of Massachusetts. The plaintiff claims to represent all purchasers of the Company's common stock during the period from September 30, 1997 through July 15, 1998, and seeks unspecified damages on their behalf. The plaintiff alleges that the defendants misled the investing public concerning demand for the Company's products, the strengths of its technologies, and certain trends in the Company's business. The company is vigorously contesting the suit and believes the plaintiff's allegations are without merit.

On November 2, 1998 the company commenced litigation in a patent infringement lawsuit filed in the United States District court for the District of Massachusetts against VASCO Data Security, Inc. ("VASCO"). The suit alleges that VASCO's Digipass token products infringe certain of the Company's patents. The company seeks monetary damages for such infringement and injunctive relief. In connection with this litigation, VASCO has filed counterclaims against the Company seeking a declaratory judgement of noninfringement and invalidation of the Company's patents at issue and alleging that the Company's infringement suit against VASCO represents a breach of contract between the parties.

On January 6, 1999, the Company commenced litigation in a patent infringement lawsuit filed in the United States District Court for the District of Massachusetts against VASCO. The suit alleges that VASCO's RSA cards and RSA chips products infringe the RSA patent. The Company seeks monetary damages for such infringement and injunctive relief. In connection with this litigation, VASCO has filed counterclaims against the Company seeking a declaratory judgement of non-infringement and invalidation of the patent at issue, and alleging that the Company's suit against VASCO represents a violation of antitrust laws.

The Company has been named as a defendant in other legal actions arising from its normal business activities, none of which it believes could have a material adverse effect on the Company or its business.

10. RELATED PARTY TRANSACTIONS
VERISIGN
The Company has a Master Development and License Agreement (the "Development Agreement") and an RSA BSAFE /TIPEM OEM Master License Agreement (the "OEM Agreement") with VeriSign (Note 3). Pursuant to the terms of the Development Agreement, VeriSign developed certain technology for the Company in exchange for an initial license fee of $2.7 million. In December 1998, the Company and VeriSign amended the Development Agreement (the "Amendment") to appoint the Company the exclusive distributor of VeriSign's certificate authority software. The Amendment provides, among other things, that each year during the first five years following the date of the Amendment, the Company may elect to retain its exclusive status, subject to payment by the Company of certain prepaid license fees each year during that five year period. In addition to $.5 million paid at the execution of the agreement, prepaid license fees are due in minimum quarterly installments and aggregate $1.1 million in 1999, $2.3 million in 2000, $3.0 million in 2001, $4.0 million in 2002, and $4.0 million in 2003.

In December 1998, the Company and VeriSign also amended OEM Agreement to provide, among other things, that VeriSign will execute RSA's support and maintenance agreement in order to receive upgrades and updates to RSA's BSAFE software.

From September 1996 to March 1998, the Company sublet its former headquarters in Cambridge, Massachusetts, to VeriSign in exchange for lease payments from VeriSign of $18 in 1996, $105 in 1997 and $81 in 1998. A Company director serves as VeriSign's (Note 3) Chairman of the Board of Directors.

OTHER
A stockholder, who owns less than 5% of the Company's common stock, provides consulting services to the Company and received $97 in 1996, $104 in 1997 and $82 in 1998. The Company has approximately $25 payable on demand to a less than 5% stockholder as of December 31, 1997 and 1998.

11. COMPREHENSIVE INCOME
The Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income" effective January 1, 1998. Accumulated other comprehensive income was:

                                                                 UNREALIZED
                                               FOREIGN          HOLDING GAIN     ACCUMULATED
                                               CURRENCY          (LOSS) ON          OTHER
                                              TRANSLATION        MARKETABLE     COMPREHENSIVE
ACCUMULATED OTHER COMPREHENSIVE INCOME        ADJUSTMENTS        SECURITIES         INCOME
---------------------------------------------------------------------------------------------
  Balance, January 1, 1997                     $   493             $3,480          $3,973
  Period change                                 (1,243)            (3,401)         (4,644)
                                               -------------------------------------------
  Balance, December 31, 1997                      (750)                79            (671)
  Period change                                   (425)               123            (302)
                                               -------------------------------------------
  Balance, December 31, 1998                   $(1,175)            $  202          $ (973)
                                               ===========================================


                                                            YEARS ENDED DECEMBER 31,
UNREALIZED GAINS (LOSSES) ON MARKETABLE              -------------------------------------
SECURITIES, NET:                                        1996          1997         1998
------------------------------------------------------------------------------------------
Unrealized holding gains (losses) arising
  during year, net of tax (expense) benefit
  of ($329), $442 and ($82), respectively             $   572       $  (736)       $123
Less; reclassification adjustment for gains
  included in net income, net of tax (expense)
  benefit of $4,025, $1,599 and $0 respectively        (7,002)       (2,665)         --
Unrealized gains (losses) on marketable              -------------------------------------
  securities, net                                     $(6,430)      $(3,401)       $123
                                                     =====================================

================================================================================

12. SUBSEQUENT EVENTS (UNAUDITED)
In the first quarter of 1999, the Company commenced consolidation of certain operations in order to promote operational efficiency. The Company expects to incur costs, primarily severance and facilities exit costs, of between $5.0 million and $7.0 million in connection with this effort.

================================================================================